

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of July, 2008

Commission File Number: 000-11456

ELRON ELECTRONIC INDUSTRIES LTD.

(Translation of Registrant's Name into English)

The Triangle Building, 42nd Floor
3 Azrieli Center
Tel Aviv 67023
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

Attached hereto and incorporated by reference herein is a copy of the annual report to security holders of Elron Electronic Industries Ltd. for the year ended December 31, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)



By: ______________________
Donna Gershowitz,
General Counsel and Corporate Secretary

Dated: July 9, 2008

Index to Exhibits

Exhibit No.	Exhibit
99.1	Annual Report to Security Holders

Exhibit 99.1

Annual Report to Security Holders

A World of Innovation



Annual Report 2007

ELRON ELECTRONIC INDUSTRIES LTD.

A member of the IDB Holding Group | NASDAQ, TASE: ELRN

Identifying the next technology breakthrough
Building the next global leaders

Leonardo da Vinci has become an ever-lasting symbol for his merging of science, engineering and art - all sharing the common thread of innovation.

We at Elron see our role as harnessing innovative technologies and transforming them into viable solutions with the potential of making a global impact.

Table of Contents

2 | Letter to Shareholders
4 | Corporate Profile
6 | Group Structure
8 | Medical Devices
16 | ICT - Information & Communications Technology
24 | Semiconductors
28 | Clean Technology
32 | Financial Statements
118 | Corporate Directory

Certain statements made throughout this document may be forward-looking in nature, involving known and unknown risks, uncertainties and other factors which may cause the actual results, performance and achievements of Elron to be materially different from any future results, performance and

Letter to Shareholders



DEAR SHAREHOLDERS,

2007 was a year of progress and advancement in Elron's group of companies. A year of driving growth in our more mature companies, a year of accelerated product development in our innovative start-ups and a year of identifying new opportunities, bringing together our understanding of the markets with our core capabilities as long term, value enhancing, investors.

As our group companies accelerate their activities, and invest more resources in developing their products and markets, accounting wise, we continue to record net losses with respect to these companies, irrespective of their positive progress, bringing our net loss for 2007 to $37.1 million.

In 2007, we at Elron remained committed to our vision – identifying and investing in new technologies while cultivating and growing our premier group of companies. As of today, we have significant position in 30 companies in four main sectors: Medical Devices, Communications & IT, Semiconductors and Clean Technology, in all stages of development – ranging from seed to maturity, and from ideas in their infancy to companies with tens of millions of dollars in revenues, positioning Elron as the best way to buy into the exciting technological developments taking place within the Israeli market of today.

2007 was a year of achievements for our group companies, with several of our companies achieving international recognition for their revolutionary technologies. Among them: NuLens was named Technology Pioneer for 2008 by the World Economic Forum, thus joining two other Elron companies – Given Imaging and BrainsGate – who were named Technology Pioneers in 2007. Neurosonix received the prestigious European Association of Cardio-Thoracic Surgery (EACTS) Techno-College Innovation Award for technological breakthrough. Safend was named winner of Info Security Products Guide 2008 Global Excellence Award for its solution. BrainsGate and Atlantium had the honor of being chosen by Red Herring as two of the top 100 Tech Startups in the world. Also in 2007, Atlantium and BPT were honored to be included in the AlwaysOn list of the top 100 emerging companies that are creating new business in green technology.

This year we also continued to actively invest in our group companies, while identifying new, fast growing, sectors. As the leading investor in Israeli high-tech, we invested throughout the year approximately $70 million in existing and in eight new companies. Recognizing the vast potential of a fast developing market, as well as the diverse opportunities within Israel, we entered two new promising fields – Cleantech and Internet – investing in a number of promising new companies.

In 2007, we strengthened our most important source of deal flow, by reaching an agreement with Rafael Advanced Defense Systems ("Rafael"), to amend the existing agreement between Elron, Rafael and RDC Rafael Development Corporation ("RDC"), (50.1% held by Elron and 49.9% held by Rafael) in relation to the rights granted to RDC to commercialize Rafael's technologies. This new agreement settled all claims between Rafael and RDC as well as facilitates cooperation between the parties, and determines that RDC's rights to commercialize certain technologies of Rafael will continue without time restrictions. This agreement is a strategic asset for all the partners as throughout the years, RDC has resulted in the creation of successful companies, the most significant of which is Given Imaging (NASDAQ: GIVN), a world leader in capsule endoscopy, and we are optimistic that RDC will serve as the breeding ground for many more successful companies in the future. We see today a high level of activity in RDC, both in the buildup of existing companies, foremost Medingo, a developer of an innovative disposable insulin pump, and in the creation of new companies with innovative technologies.

Our ongoing support of our group companies, in every aspect of their being, from financial to strategic, from legal to business development, is evident in their progress and achievements. Together, our group of companies creates a strong group with significant potential to reveal value in the coming years.

Moving into 2008, Elron's group of companies is characterized by an ever increasing level of maturity, with a substantial percent of the group companies either generating accelerated revenues, having just initiated revenue generation or to be ready to commercialize their products in 2008. Just to elaborate, publicly-listed Given Imaging showed an increase in revenues to $113 million and will continue its revenue growth based on new markets, mainly Japan, and new products, and also by increasing revenues from its current client base. Our accelerated revenue stage companies, such as Teledata, Galil Medical, Jordan Valley and ChipX, also demonstrated strong revenue growth this year and a strong outlook towards 2008. Our more mature holding NetVision kicked off the year by merging with international call operator Barak and Globcall, making it the leading player in the Israeli Internet and International calls markets with combined revenues of $314 million. Furthermore, Safend, Wavion, Enure, Atlantium & AqWise all began to generate revenues this year, and are anticipating accelerated growth as they move into 2008. Medingo, with its innovative insulin patch pump, is in advanced stages of the development of its product, while Starling concluded the development of its innovative antenna and is well positioned to receive initial orders during 2008. On the other end of the spectrum, our younger medical device companies, BrainsGate, NuLens, Neurosonix and Pocared, all continued to show substantial progress in 2007 in both product development and in initiating regulatory processes.

By year-end Elron's Shareholders' equity amounted to $265 million, representing approximately 89% of its total assets, and we had cash resources of $55 million with plenty of room for leverage to support our group companies and to take advantage of new opportunities.

Moving into 2008, we have a group of exciting and very promising companies. This, paired with our strong financial resources, will serve as the driving factors for value creation in 2008 and beyond.

As we embark on a new year, we shall continue our vision of creating lasting shareholder value by identifying promising technologies based on Israeli technology and building global industry leaders. We would like to thank once again our shareholders, managers and employees for their ongoing support and dedication to the Company.

We invite you to join us on our voyage to the future.

Sincerely,



Arie Mientkavich
Chairman of the Board





Doron Birger
President and CEO





Our Vision

is to create lasting shareholder value by identifying, building and sustaining promising innovative Israeli high-tech companies with the potential of becoming global industry leaders.

ISRAELI INNOVATION LEADS THE WAY

Elron is dedicated to harnessing the technological creativity and entrepreneurial spirit of Israel's fertile high-tech arena, to create companies that meet clearly defined global needs. Elron companies have surged ahead by leveraging Israel's unique human capital, vast research and development resources, and the world leading achievements of Israel's universities, scientific institutions and defense laboratories.

45 YEARS OF LEADERSHIP IN THE HIGH-TECH ARENA

A pioneer in Israeli high-tech since 1962, Elron has been instrumental in the success of high growth enterprises in fields such as medical devices and imaging, advanced defense electronics, information technology, software and services, telecommunications and semiconductors. Elron is well known in Israeli and global markets for its impressive track record of identifying and building successful technology companies. Current Elron companies include Given Imaging (NASDAQ: GIVN) and NetVision (TASE: NTSN), while past successes included Elbit Systems (NASDAQ: ESLT), Orbotech (NASDAQ: ORBK), Zoran (NASDAQ: ZRAN), Partner (NASDAQ: PTNR) and Elscint.

Over the years Elron has facilitated the growth of high-tech ventures in diverse fields and stages, generating an impressive record of IPOs, mergers and acquisitions and exits. Elron's exit and M&A record in the past decade totaled over $2 billion, of which Elron's proceeds were over $800 million. Elron also initiated 11 public offerings of its group companies, primarily on NASDAQ.

UNIQUE ACCESS TO CUTTING-EDGE TECHNOLOGIES


RDC
Rafael Development Corporation Ltd

RDC – Rafael Development Corporation ("RDC") was established in 1993 by Elron and Rafael, the principal research and development entity of the Israeli Ministry of Defense. RDC combines Rafael's extensive scientific know-how, advanced research and development capabilities, technological innovation and resourcefulness with Elron's strong financial base, access to capital markets, management skills and strategic expertise. Through RDC, Elron initiates and develops new companies, leveraging its exclusive access to commercialize the military technologies of Rafael. RDC is actively involved in all the business aspects of its companies, from inception to maturity, promoting innovation and professionalism throughout the entire life cycle of a company.

An example of RDC's active end-to-end involvement in the growth of its companies is Given Imaging (NASDAQ: GIVN). Rafael's world-leading research and development teams invented a unique technology for military purposes and RDC identified the potential civilian applications of this technology, joining Elron to provide essential financial, business and strategic support. Today, Given Imaging is a solid multi-national company and a world leader in the field of capsule endoscopy.



FINANCIAL STABILITY ENABLING LONG-TERM VIEW

Elron is publicly traded on the NASDAQ and Tel Aviv Stock Exchanges (NASDAQ & TASE: ELRN) and benefits from a strong balance sheet, solid financial ratios and extensive internal resources. This enables a long-term view, providing Elron's group companies with the peace of mind necessary to build the best infrastructure for facilitating rapid growth.


IDB
IDB GROUP IDB קבוצת

Elron is part of the IDB Holding Group. IDB is one of the largest and most diversified holding groups in Israel, encompassing some of the most influential business enterprises in the Israeli economy with interests in insurance and the capital markets, communications, technology, industry, real estate development, retail, trade and tourism.

FROM PROMISING IDEAS TO WORLD LEADING COMPANIES

Today, Elron has significant holdings in approximately 30 high-tech companies in various stages of development, primarily in the fields of Medical Devices, Information & Communications Technology, Semiconductors and Clean Technology. Elron is constantly and actively looking for new and promising ventures to continue building tomorrow's global leaders.

Elron acts as a founding or major shareholder in almost every one of its group companies. Elron's group companies benefit not only from Elron's strong financial backing, but also from its extensive strategic expertise in all aspects of establishing and developing profitable high-growth companies.

GIVING BACK TO ISRAELI SOCIETY

As part of Israeli society, Elron is committed to social responsibility and affecting social change in Israel by increasing awareness and access to technology. Elron supports and sponsors various non profitable organizations, helping underprivileged areas and promoting young entrepreneurs.

Directly and indirectly through RDC, a 50.1% owned subsidiary

MEDICAL DEVICES

GIVEN IMAGING (23%)
NASDAQ: GIVN
18% DIRECTLY
9% BY RDC

GALIL MEDICAL (21%)
12% DIRECTLY
18% BY RDC

MEDINGO (51%)
9% DIRECTLY
83% BY RDC

BRAINSGATE (28%)

NULENS (34%)

NOTAL VISION (23%)

IMPLIANT (22%)

NEUROSONIX (16%)

POCARED (23%)

SYNC-RX (40%)
80% BY RDC

KYMA (NA)*



SEMICONDUCTORS

CHIPX (29%)

3DV SYSTEMS (45%)
26% DIRECTLY
37% BY RDC

JORDAN VALLEY (20%)

SELA (44%)
17% DIRECTLY
53% BY RDC

*CONVERTIBLE LOANS



ICT

NETVISION TASE: NTSN	(17%)	SAFEND	(27%)
WAVION	(65%)	RADLIVE	(29%)
STARLING TASE: STLG 32% DIRECTLY 36% BY RDC	(50%)	JOURNEYS	(NA)*
TELEDATA	(21%)	MUSESTORM	(23%)
ENURE	(41%)	PLYMEDIA	(NA)*
		PAPERLNX 100% BY RDC	(50%)

CLEAN TECHNOLOGIES

ATLANTIUM	(30%)
AQWISE	(34%)
BPT	(26%)
ELLARA (FORMERLY AMT)	(37%)

A World of Innovation

[illegible]ation

ven Imaging
Galil Medical
Medingo
BrainsGate
NuLens
Notal Vision
Impliant
Neurosonix
Pocared
Sync-Rx
Kyma

Medical Devices



Medical Devices






GIVEN
IMAGING
Expanding the scope of GI



Given Imaging – a 23% Elron company (directly and indirectly through RDC)

PillCam™ capsule endoscopy

Given Imaging has redefined gastrointestinal diagnosis with its innovative, patient-friendly products for early detection of gastrointestinal disorders. The company developed, and currently provides products for PillCam™ capsule endoscopy, the company's flagship application.

The company's technology platform features the PillCam™ video capsule, a disposable, miniature video camera contained in an ingestible capsule, a sensor array, data recorder and RAPID® software.

Given Imaging has four commercially available capsules:

- The PillCam™ SB video capsule which is used to visualize the entire small intestine, is currently marketed in the United States and throughout an additional 60 countries; more than 650,000 patients worldwide have benefited from the PillCam™ capsule endoscopy procedure thus far.
- The PillCam™ ESO video capsule which is used to visualize the esophagus. PillCam™ ESO Received CPT code as of January 1st, 2007.
- The PillCam™ COLON video capsule which is used to visualize the colon. PillCam™ COLON has been cleared for marketing in the European Union, and multi-center clinical trials are underway in Europe and the U.S.
- The Agile™ patency capsule which is used to determine the free passage of the PillCam™ capsule in the GI tract.

Given Imaging's shares are traded on the Tel Aviv Stock Exchange and on NASDAQ (GIVN). In 2007, the company reported sales totaling $112.8 million.

Given Imaging's headquarters, manufacturing, and R&D facilities are located in Yoqneam, Israel, with direct sales and marketing operations in the USA, Germany, France, Japan and Australia.

www.givenimaging.com


GALILMEDICAL



Galil Medical – a 21% Elron company (directly and indirectly through RDC)

Minimally invasive cryotherapy treatments for malignant and benign tumors

Galil Medical develops, manufactures and markets innovative cryotherapy systems incorporating powerful freezing technology and revolutionary cryoablation needles for minimally invasive treatments of both malignant and benign tumors. Galil Medical's cryotherapy systems have been widely used worldwide for the treatment of prostate and kidney cancer. Building upon this success, new applications are being developed for the Women's Health and Interventional Radiology (IR) markets.

Galil Medical's cryotherapy platform accurately delivers sub-zero temperatures to targeted tissue with proprietary cryoablation needles. A range of needles and software control enables sculpting of a precise freeze zone to match the shape and size of the tumor. The ultra-thin 17-gauge needles, designed for percutaneous insertion, assure minimal discomfort and rapid recovery for patients. The integration of Galil Medical's cryotherapy systems with high resolution imaging modalities, including ultrasound, CT or MRI, enables a high level of control for needle placement and positioning, ice ball formation and the freezing process. Real-time temperature monitoring controls impact to adjacent healthy tissue for increased safety and efficacy.

Recent innovations include the Presice™ Cryoablation System featuring IceVue™ planning software for preoperative simulation, i-Thaw™ needles which freeze and thaw using only Argon gas and multi-point thermal sensors (MTS) to record temperatures throughout the gland, or tumor.

Galil Medical is headquartered in Yoqneam, Israel with offices in the USA and in the UK.

www.galilmedical.com

MEDINGO
Medical Solutions



Medingo – a 51% Elron company
(directly and indirectly through RDC)

First discreet insulin patch

Medingo caters specifically for the needs of insulin-dependent diabetic patients. The company develops a miniature insulin patch pump that uses no tubes, is discreet and simple to use. The insulin patch can be placed under clothing on any desired part of the body without interfering with the patient's daily activities.

The device is comprised of two main units: A miniature patch pump, and a remote control unit, which allows patients to program the system and deliver insulin remotely.

In addition to insulin delivery, this technology may serve as a platform for other applications, including glucose sensing and pain control. The company's core technology is based on the research and development of Rafael, the principal research and development entity of the Israeli Ministry of Defense.

Medingo is headquartered in Yoqneam, Israel.

www.medingo.com


BrainsGate
A new Path to Hope



BrainsGate – a 28% Elron company

Electrical SPG stimulation

BrainsGate is committed to developing innovative therapies for patients suffering from Central Nervous System (CNS) diseases. BrainsGate's platform technology involves electrical stimulation of the Spheno-Palatine Ganglion (SPG) designed to increase cerebral blood flow.

BrainsGate is developing several applications for its technology, and is currently in advanced stages of development of a treatment for acute ischemic stroke with promising results on over 60 patients, in a 24 hour window. Future applications include vascular dementia, brain drug delivery, Alzheimer's disease and more.

Building on its proprietary technology, the company has developed the Ischemic Stroke System (ISS), based on a miniature electrode implanted in a minimally invasive, local anesthesia, 15 minute oral procedure.

BrainsGate is headquartered in Caesarea, Israel.

www.brainsgate.com

NuLens L.T.D



NuLens – a 34% Elron company

Accommodative IntraOcular Lens (IOL) technology

NuLens develops Real Accommodating IntraOcular Lens (RA-IOL) technologies, used in various ophthalmic treatments. NuLens innovations promise to lead the IOL market for refractive lens exchange and cataract surgery. Refractive lens exchange is increasingly becoming the preferred procedure for the treatment of presbyopia, a condition that affects almost everyone over the age of 45 and is characterized by loss of near vision. NuLens' technology has the potential to provide over 10 diopters of accommodative power. The aim is to provide an intraocular lens that can replace the natural crystalline lens and provide clear viewing at all distances.

NuLens is headquartered in Herzliya, Israel.

www.nu-lens.com

“ *Elron's experience and long term, dedicated approach has enabled us to focus on setting the foundation for long term performance. During 2007 we generated 19% revenue growth over 2006, while expanding our global presence, introducing new products and expanding reimbursement policies worldwide. Together with our shareholders, we are continuously building ourselves as the world leader in the area of capsule endoscopy.*

- Homi Shamir, CEO, Given Imaging ”


NOTAL VISION™



Notal Vision – a 23% Elron company

Early detection and monitoring of AMD

Notal Vision has developed the first comprehensive diagnostic solution for early detection and frequent monitoring of Age-Related Macular Degeneration (AMD), the leading cause of blindness in the Western world. The patented Preferential Hyperacuity Perimetery - PHP™ platform, is designed to detect and monitor the progression of the disease in a non-invasive manner. Notal Vision's PHP™ device received FDA clearance in March 2002 and as of 2003 began commercial sales helping those suffering from early stage AMD to monitor the progress of the disease and receive timely treatment aimed at saving their eyesight.

In cooperation with TLC Vision (NASDAQ: TLCV), Notal Vision is currently in the development stage of a diagnostic solution for home monitoring of AMD, which is expected to be launched in 2008.

Notal Vision is headquartered in Tel Aviv, Israel.

www.notalvision.com

Impliant



Impliant – a 22% Elron company

Spine arthroplasty solutions as an alternative to spinal fusion surgery

Impliant develops novel spine arthroplasty implant devices as alternatives to fusion for some of the most common spinal pathologies.

The company is currently developing the TOPS™ Total Posterior Arthroplasty System, a mobile posterior implant designed to alleviate pain resulting from spinal stenosis, with or without degenerative facet arthrosis and spondylolisthesis. Following a laminectomy and medial facetectomy, the device is attached to the spine via four pedicle screws using a standard posterior surgical procedure that stabilizes the affected vertebral level while allowing motion.

The TOPS™ System is the first system of its kind to address the needs of approximately 150,000 patients worldwide who undergo spinal fusion surgery each year and who could benefit from a posterior motion preservation system as an alternative to spinal fusion surgery. The company is also developing several next-generation devices to increase its potential addressable market to 40% of the lumbar fusion market. The company received CE approval for the TOPS™ System, TOPS-on-Fusion™ System and Modular TOPS™ (MTOPS™) System, and is currently in the early phase of FDA clinical trials.

Impliant is headquartered in New Jersey, USA with research facilities in Israel.

www.impliant.com


Neurosonix



Neurosonix – a 16% Elron company

Non-invasive brain-shield against cerebral embolism during cardiac surgery

Cerebral embolism is considered a major source of brain damage during cardiac invasive and minimally invasive procedures.

Neurosonix' first device, the EmBlocker™, incorporates proprietary ultrasound-based technology, providing protection against cerebral embolism during cardiac open heart procedures. The EmBlocker™ uses ultrasonic energy to non-invasively divert embolic materials away from the cerebral arteries, in order to reduce post-operative brain damage and neurological complications.

The EmBlocker™ is currently subject to clinical investigation and so far has shown excellent results in terms of reduction of the cerebral embolic load. The device was cleared for marketing in Europe (CE mark) in December 2007 and also received the Innovation Award for 2007 on behalf of the European Association of Cardio-Thoracic Surgeons.

Neurosonix is headquartered in Rehovot, Israel.

www.neurosonix.co.il

POCARED Diagnostics



POCARED Diagnostics – a 23% Elron company

Fully automated, reagent-less, real time diagnostics

POCARED Diagnostics has developed an innovative technological platform for real-time, reagentless diagnosis of contaminants (bacteria, yeast and chemical materials) suspended in liquids.

The uses for this platform are diverse, and include both medical and industrial applications. At this time, POCARED has chosen to focus its efforts on developing a real-time, fully automated, reagentless laboratory system for the in-vitro diagnostics industry, and specifically for the microbiology market.

POCARED Diagnostics is headquartered in Omer, Israel.

www.pocared.com

Sync-Rx



Sync-Rx – a 40% Elron company
(indirectly through RDC)

Improving trans-catheter cardiovascular interventions

Founded in December 2007, Sync-Rx seeks to develop and introduce major improvements in the efficacy, safety and simplicity of trans-catheter cardiovascular interventions by leveraging the company's proprietary and patent-pending technologies.

The Company's immediate focus is on add-on products aimed at improving coronary angioplasty, a catheterization procedure whereby balloons and stents are employed to widen narrowed sections in the arteries providing the heart muscle with the necessary blood supply. Millions of coronary angioplasty procedures are performed annually worldwide, creating a substantial business opportunity for the Company

Sync-Rx is headquartered in the Poleg Industrial Zone, Netanya, Israel.

www.sync-rx.com

(ʿkyma
medical detection technologies



Kyma Medical Technologies

Non-invasive in-stent restenosis diagnostics and monitoring

Kyma is an early stage start-up company developing a novel non-invasive diagnostic and monitoring device, for the detection of in-stent restenosis in the Coronary and Peripheral vascular systems by direct measurement of blood flow velocity.

Kyma's device relies on a dual modality measurement system – an Electromagnetic (EM) RADAR and an Ultrasound Doppler Flow-meter. The RADAR performs a high-precision target-acquisition and positioning of the implanted stent, enabling guidance stearing of the Ultrasound Doppler Beam.

Currently available restenosis diagnostic methods either utilize ionizing imaging technologies, indirect measurements or repeated catheterization procedures. A non-invasive, radiation free and readily available diagnostic device can significantly reduce redundant expenses and enable reliable treatment decision.

Kyma Medical Technologies is headquartered in Tel-Aviv, Israel.

> *“Elron's in-depth understanding of market trends together with RDC's access to Rafael's unique state-of-the-art defense technologies has helped Medingo to quickly respond to clear market needs, paving the way for the development of the next-generation technologies for diabetic patients, and to build the foundations for rapid growth.”*
>
> \- Avishai Friedman, Medingo's Chairman of the Board and President and CEO of RDC





ICT (Information & Communications Technology)

- NetVision
- Wavion
- Starling
- Teledata
- Enure
- Safend
- RADLIVE
- Journeys
- MuseStorm
- PLYmedia
- PaperLnx

NETVISION



NetVision – a 17% Elron company

Internet service provider (ISP) and international long distance (ILD) telephony supplier

NetVision pioneered Internet service in Israel and is currently one of the leading Internet service providers in the country, as well as the market leader for information security solutions for private and business customers.

In 2007 NetVision completed the acquisition of 013 Barak the leading ILD in Israel, and GlobCall Communications, and is now the largest ISP and ILD in Israel, with approximately $314 million in revenues. NetVision holds approximately 36% market share of Internet services and international calls market in Israel.

In addition, NetVision together with Channel 10 (equal holdings) owns one of the popular portals in Israel: www.nana10.co.il.

Through its subsidiary, NetWise, (53% held) NetVision also offers application development services, specializing in complex Internet and Intranet systems and B2C applications.

NetVision is traded on the Tel Aviv Stock Exchange (NTSN).

NetVision is headquartered in Rosh Haain, Israel.

www.netvision.net.il

> “ *We have been extremely fortunate in having such contributing and dedicated shareholders as Elron. Through Elron's steadfast support and active involvement (as well as financial backing), Teledata have been able to make the organizational changes necessary to overcome the setbacks faced in 2006, and drive performance and execution in 2007 – as visible in the development of several new advanced products culminating in revenues growing by 30% in 2007, and a strong pipeline of opportunities.*
>
> \- Eran Ziv, President and CEO, Teledata ”

WAVION



Wavion – a 65% Elron company

Metropolitan and rural outdoor Wi-Fi connectivity

Wavion develops and provides innovative solutions that enable operators to extend Wi-Fi networks from the home and office into metro and rural areas by dramatically enhancing the coverage, capacity and cost-effectiveness of such deployments.

Wavion addresses operator needs in multiple deployment scenarios, including public access WLANs, first responder networks and broadband access networks.

Wavion dramatically reduces the total cost of ownership for operators that seek to provide Wi-Fi broadband services. Superior economics in CAPEX, deployment and operating costs are offered to service providers by Wavion's multiple antenna access points that cover two to three times the area, and deliver up to four times the downstream capacity of conventional access points, resulting in superior service levels for high bandwidth applications.

Wavion is headquartered in Yoqneam, Israel with marketing and sales offices in the USA.

www.wavion.net


Starling
Advanced Communications



Starling Advanced Communications – a 50% Elron company (directly and indirectly through RDC)

Airborne broadband Internet connectivity

Starling specializes in the development, design and marketing of SATCOM, low profile antenna systems enabling full featured broadband connectivity on any mobile platform.

Starling's flagship product is the MIJET family of low profile two-way Ku band antenna systems for aircraft. These systems enable unprecedented in-flight entertainment content and personal communication services.

The Company's proprietary CoMPA™ (Coherent Multi-Panel Antenna) technology provides data transmission and reception at true broadband bit rates through an exceptionally low profile antenna.

Starling is traded on the Tel Aviv Stock Exchange (STLG).

Starling is headquartered in Yoqneam, Israel.

www.starling-com.com

Teledata
NETWORKS



Teledata – a 21% Elron company

Wireline access network solutions

Teledata Networks is a leading global provider of innovative wireline access network solutions for service providers and telecom operators. The company's systems meet the needs of residential, SOHO (Small Office/Home Office) and business subscribers through a diverse product suite, ranging from multi-service access platforms to multi-service access gateways.

Teledata's technology is optimized for traditional services as well as Triple Play and next-generation network services, offering a seamless bridge from current to future networks. The company's Access Media Gateway functionalities provide complete access network solutions for the replacement of Class 5 switches.

With both VoIP and V5.x integrated network interfaces, Teledata platforms allow operators to implement a gradual and smooth evolution towards next generation multi service networks, without replacing existing infrastructure.

Teledata Networks in headquartered in Herzliya, Israel.

www.teledata-networks.com


ENURE
NETWORKS



Enure Networks – a 41% Elron company

Software for end-to-end automation of home/SOHO networks

Enure Networks provides the first technology that automates the entire broadband Home and SOHO Network environment. Enure's software products enable Service Providers to efficiently activate, support and maintain complex broadband services while significantly reducing their support costs. Within the home, users' problems are fixed immediately and transparently by Enure software, without the user even sensing there was a problem – thus achieving optimal Quality of Experience. Downloaded from a service provider's site or from a CD, Enure's software is also easily installed in the home network and operates it automatically, thus creating a reliable home/SOHO network environment with full scalability.

Enure is headquartered in Herzliya, Israel.

www.enure.com

safend
Securing Your Endpoints



Safend – a 27% Elron company

Endpoint security solutions

Safend develops comprehensive endpoint security solutions that enable organizations to adopt new technologies and enhance productivity without sacrificing information security and while adhering to data privacy standards. Safend's products focus on securing enterprise desktops and laptops by providing visibility and control over wired and wireless connection ports. The company builds robust, ultra-secure solutions that are intuitively managed and virtually almost impossible to circumvent.

Safend's flagship product monitors real-time traffic and applies a customized, granular security policy over endpoint ports and interfaces including Wireless end-points (WiFi, Bluetooth, IrDA) as well as removable and physical storage devices (CD/DVD-RW, disk on key).

Safend is headquartered in Tel Aviv, Israel, with offices in the USA.

www.safend.com

RADLIVE



RADLIVE – a 29% Elron company

High definition telephony technologies and applications

Founded in 2005, RADLIVE develops high definition telephony technologies, products and applications.

RADLIVE's innovative solutions and unique technology will transform the way users and organizations all over the world communicate and collaborate with each other.

RADLIVE will launch its first product by the beginning of 2009.

The company is headquartered in Tel Aviv, Israel.

www.radlive.com



Codename Journeys

A casual virtual world

Journeys is a virtual world themed around travel & lifestyle. It is a 2D browser based world, taking place on real, online world maps.

Journeys offers its users the ability to travel virtually to fun, luxurious and exotic places around the globe from the comfort of their chair. While traveling, users experience Earth as world travelers and meet old and new friends.

When online, users can meet other travelers in "public places" based on geographic destinations. These places give users the feel of physically "being there" by offering a place to play and mingle online. In addition, users can customize their look and preferences, play mini-games and review the journeys taken.

When offline, users are kept up to date on their character's journey through feeds such as RSS, online community websites, e mail and text messaging.

Journeys is headquartered in Tel Aviv, Israel.

www.codename-journeys.com


musestorm
inspire your audience



MuseStorm – a 23% Elron company

Content engagement platform

MuseStorm brings a new paradigm to Internet marketing – a platform for Engagement Management, empowering marketers and publishers to engage their audience across all digital formats and distribution channels.

Marketers and publishers can easily produce, distribute, track and monetize rich media branded content providing a compelling, interactive experience for their users.

MuseStorm's ability to drive and measure engagement and user behavior translates to better returns for customers, outperforming other solutions in the market.

MuseStorm is headquartered in Sunnyvale, California, with R&D offices in Israel.

www.musestorm.com


PLY

PLYmedia



The Ultimate Platform for overlaying applications on online video

PLYmedia is a pioneer in the development and deployment of an interactive video platform – PLYplatform™ – offering web video sites and broadcasters a wide range of layered applications to enhance, personalize and monetize their video assets.

PLYmedia's applications have been developed in-house, or in cooperation with third-party developers (as applications migrate from HTML to video) for distribution through the PLYplatform for video publishers and broadcasters. These applications have been combined with unique contextual understanding technologies (speech to text, image tracking and recognition, audio fingerprinting) and infrastructure to form PLYmedia's expanding platform offering.

PLYmedia's applications are aligned along three segments:
Accessibility – through its international network of professional translators, PLYmedia provides video publishers with turn-key solutions for all language needs, including subtitles, voice overlays, dubbing and sign language.
Information Enrichment – through its unique tracking and image recognition technologies, it provides viewers with additional and deeper information and action-oriented interactivity on the video.
Monetization – providing publishers/broadcasters with new revenue streams for their video assets.

PLYmedia is headquartered in Palo Alto, CA (USA) with offices in Israel.

www.plymedia.com


PaperLnx



PaperLnx – a 50% Elron company
(indirectly through RDC)

Connecting printed media via the camera phone to the internet

PaperLnx is an application & service provider, delivering multi-media content to mobile phone users, leveraging the cameraphone as the search input device.

PaperLnx designs, develops and operates visual search services for mobile phone users. The most dominant dimension of mobility today is the need to consume information resulting from peripheral triggers instantly. While on the move, individuals see/hear/experience an endless number of events triggering curiosity. Most answers are available on the internet. However, the mobile phones' limitations (screen size, keyboard size, bandwidth etc.) complicate information retrieval.

PaperLnx takes advantage of the increasing popularity of mobile phones, as well as the ongoing improvements in cellular cameras, to forward a visual query to the internet and retrieve the relevant answer by leveraging the company's advanced proprietary computer vision analysis technologies.

PaperLnx is headquartered in Netanya, Israel.

www.paperlnx.com



Semiconductors








Chip(x)

ChipX – a 29% Elron company

Mixed-signal Application-Specific Integrated Circuit (ASIC) solutions

ChipX designs, develops and manufactures high-performance structured Application-Specific Integrated Circuits (ASICs), Embedded Arrays, Hybrid ASICs and Standard Cell ASICs.

ChipX offers the widest selection of Structured ASICs and Embedded Arrays in the industry, enabling customers to select a solution that best fits their needs. Its ASICs are used by a broad range of electronic systems companies and fabless semiconductor companies. ChipX Structured ASICs offer dramatically lower Non-Recurring Engineering (NRE) costs and faster time to market than standard cell and other types of hard-wired ASICs. At the same time, they provide significantly higher performance, lower power and lower per-unit cost than Field Programmable Gate Arrays (FPGAs). ChipX Embedded Arrays and Hybrid ASICs are compelling alternatives to Standard Cell ASICs because of the time to market advantage they offer and the flexibility and efficiency customers gain when building derivative products or re-spinning designs.

ChipX offers Industrial, Military and Aerospace companies with certified PCI Express and USB 2.0 platforms for low to mid-volume applications. ChipX also offers a wide range of ADCs, DACs and Amplifiers that can be integrated into ASICs to reduce component count, real estate and power. ChipX services also include FPGA conversion and replacement of obsolete FPGAs and ASICs. ChipX is ITAR compliant and ISO9001 certified.

The company's global customer base includes top-tier companies such as Adtran, Airbus, Boeing, Cisco, GE Medical, Harris, HP, IBM, Lenovo, Lexmark, Lockheed, Lucent, Motorola, Nortel, Raytheon, Rockwell Collins, Samsung, Siemens Medical, Sony, Thales, Thomson, Xerox, and XM Radio.

ChipX is headquartered in Santa Clara, California with R&D facilities in Israel.

www.chipx.com

> *"Elron's financial, technical and operational support has been crucial in transforming our state-of-the-art three dimensional video capture technology into a successful and competitive product for the global consumer market. Being chosen as a finalist at the recent 2008 "Best of CES" for our revolutionary product, clearly attests to the progress made in realizing our potential."*
>
> - Zvika Klier, CEO, 3DV



3DV Systems



3DV Systems – a 45% Elron company
(directly and indirectly through RDC)

3-Dimensional video capture

3DV Systems, a pioneer and world leader in three-dimensional video imaging, has developed a unique video camera technology capable of capturing the depth dimension of objects in real time, enabling it to sense motion and recognize shape within a dynamically defined three dimensional space. The technology can revolutionize man-machine interface in multiple fields. In the initial phase, the company aims to supply camera chipsets to the rapidly growing video gaming and PC webcam markets.

3DV is headquartered in Yoqneam, Israel.

www.3dvsystems.com





Jordan Valley Semiconductors – a 20% Elron company

Metrology solutions based on XRR and XRF technology

Jordan Valley offers a complete inline metrology solution with superior ultra-thin film measurement capability and covers a wide range of applications for current and future technology nodes. The company's proprietary JVX® platform uses multiple X-ray-based technologies to effectively measure thickness, density, roughness, and composition of advanced thin films used in semiconductor processing.

The platform features high throughput, small spot size and low non-destructive energies, which enables a wide range of measurements on product wafers in a high volume manufacturing environment.

Jordan Valley develops a unique automatic, in-line product wafer metrology platform based on X-ray technology. The company's solutions meet the metrology challenges of the semiconductor industry by enabling powerful non-destructive analysis and characterization of thin film metals and dielectrics on product wafers.

Jordan Valley is headquartered in Migdal Haemek ,Israel with marketing offices in the USA.

www.jvsemi.com





SELA Semiconductor Engineering Laboratories – a 44% Elron company
(directly and indirectly through RDC)

Automated inspection and analysis equipment for the semiconductor industry

SELA develops and manufactures yield enhancement and automation equipment for the semiconductor industry. Its automated sample preparation systems are primarily used by semiconductor manufacturers to prepare samples for Scanning Electron Microscopy (SEM), Transmission Electron Microscopy (TEM) and Atomic Force Microscopy (AFM). The information provided by these tools is critical in developing new manufacturing processes, and controlling and diagnosing problems in existing processes.

The bottleneck in material analysis and defect analysis is often due to the elaborate procedures required for sample preparation. SELA's automated systems can drastically reduce sample preparation time and improve the quality of samples.

The company has more than 260 installed systems worldwide many of which are located at world-leading semiconductor fabrication facilities.

SELA's customer base includes companies such as IBM, Samsung, TSMC, Freescale, Renesas, Sony and Texas Instruments.

SELA's headquarters, R&D, marketing and manufacturing facilities are located in Yoqneam, Israel and its North American marketing and support center is located in Silicon Valley.

www.sela.com

A World of Innovation

Atlantium
AqWise
BPT
Ellara





Clean Technology



Atlantium
Illuminating Water Technologies



Atlantium – a 30% Elron company

Hydro-optic water disinfection solutions

Atlantium provides innovative water disinfection solutions employing its proprietary Hydro-Optic Disinfection™ (HOD) technology. The company offers a cost-effective and environment-friendly process delivering unprecedented microbe inactivation at industrial and municipal water flow rates.

Atlantium's unique solutions eliminate most of the drawbacks of traditional disinfection methods, while dramatically improving disinfection performance and reliability as well as cutting operational costs. This approach enables Atlantium to successfully compete and prevail over other disinfection methods, such as chlorination, ozonation, traditional UV systems and pasteurization.

Atlantium's solutions address water-intensive applications in municipalities as well as a wide range of industries worldwide, such as food and beverage, aquaculture and dairy. Atlantium systems are installed at customer sites in Europe, the Middle East, the United States, Latin America, Asia and Australia. The company's field-proven solutions enable customers to fully meet today's regulatory, operational, safety and environmental challenges.

Atlantium is headquartered in Beit Shemesh, Israel with offices in the USA.

www.atlantium.com

> *"Elron was one of the first investors to identify the strong potential of the emerging clean-tech space and to gain rapid exposure to Israel's fertile bed of innovations in this field. The investment in AqWise, one of Israel's leading clean-tech ventures targeting the field of biological wastewater treatment, has positioned Elron as one of the most advanced and visionary investors in fast growing water technologies segment."*
>
> - Elad Frenkel, CEO, AqWise


Aqwise
Clear and Simple



AqWise – Wise Water Technologies – a 34% Elron company

Advanced biological wastewater treatment solutions

AqWise addresses today's urgent need for cost-effective wastewater treatment solutions for industrial and municipal clients.

AqWise's proprietary AGAR® (Attached Growth Airlift Reactor) technology increases capacity and nutrient removal in wastewater treatment plants, and may be used for rapid, scalable and economical upgrade of existing plants or for new plants which require a limited footprint.

The company's solutions are successfully installed worldwide in dozens of municipal and industrial plants, in various fields such as pulp and paper, food and beverage and aquaculture farms.

AGAR® is the successful result of more than a decade of intensive research and development of the next generation of multi-disciplinary biological wastewater treatment solutions, in which the fixed bio-film moving bed technology utilizes suspended biomass carriers with extended surface area for bio-film growth.

AqWise is headquartered in Herzliya, Israel with offices in Mexico.

www.aqwise.com

BIO PURE TECHNOLOGY



BPT – Bio-Pure Technology – a 26% Elron company

Advanced membrane-based separation solutions

BPT specializes in advanced nanofiltration (NF) membranes and separation solutions for the water, wastewater treatment, and chemical process industries.

BPT offers two lines of state-of-the-art products:

Nano-Pro® membranes: highly stable and selective nanofiltration membranes designed for extreme conditions where no other membrane can operate. Superior to any other membrane in the market today, these NF membranes target a huge market with many applications including material recovery and extreme wastewater treatment. High-end Nano-Pro membranes are produced by modifying standard commoditized ultrafiltration (UF) membranes.

Hybrid Membrane Technology – HMT® system: a multi-stage membrane-based system for treating highly aggressive wastewater streams. Based on BPT's unique NF membranes, the system enables the recovery of water and other valuable materials. Implemented across various industries, HMT treats wastewater at a cost factor of 1:3 compared to existing alternatives.

BPT also maintains a Custom Solutions group that can tailor and optimize its solutions to address the unique processes, materials and problems faced by individual customers.

BPT is headquartered in Rishon LeZion, Israel.

www.bpt.co.il

ELLARA
Amorphous Heating Technology



Ellara – a 37% Elron company

Unique, patented amorphous metal technology

The Ellara Group (formerly AMT Group) specializes in developing new technologies and applications for radiant and water heating, based on three proprietary technological advances: amorphous metal ribbons, amorphous powder and glass coated amorphous micro wires.

Among Ellara's developments is the patented thin Amorphous Metallic Alloy Ribbon Heating Element which can be used for Indoor as well as Outdoor heating applications in industrial and commercial areas, agriculture, and under any infrastructure, football and sporting grounds.

Applications include:

Amorphous Metallic Alloy Heating Technology: Superior Under Floor Heating (UFH) solutions which take advantage of the homogeneous, non-boundary structure of amorphous metallic alloys. This provides exceptional mechanical, anti-corrosion and wear-resisting properties – making these alloys superior to the more common crystalline metals.

Temperature Sensing: Temperature Sensing is the utilization of amorphous micro wires for temperature measurement. Aerospace, Automotive, Food Industries and white home appliances are only some of the industries utilizing Ellara's unique temperature sensing technology.

Heating Panels: Ellara's radiant Heating Panel, based on the patented Amorphous Metal Ribbon Technology cast in a fiberglass shell, is a great way to warm smaller areas, providing comfortable warmth, while saving energy.

Ellara is headquartered in Kfar Netter, Israel.

www.ellara.co.uk





For the year ended December 31, 2007





Stocks
MARKETS

Table of Contents

35	Management Report for 2007
56	Consolidated Balance Sheets
58	Consolidated Statements of Operations
59	Consolidated Statements of Shareholders' Equity
60	Consolidated Statements of Cash Flows
62	Notes to the Consolidated Financial Statements
117	Annex to the Consolidated Financial Statements

MANAGEMENT REPORT FOR 2007

The following discussion should be read in conjunction with our consolidated financial statements for the year ended December 31, 2007 and the notes thereto, which are included in this Annual Report. This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

OVERVIEW

We are a high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical imaging, advanced defense electronics, telecommunications, semiconductors and software products and services. Elron's group companies currently comprise of a group of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors.

Our activities range from operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, non-significant holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, financial advice and legal support.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which require investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, patent protection, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs as well as their ability to raise financing and the condition of the capital markets.

We expect to continue to build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously pursuing the acquisition of, or investment in, new and existing companies at different stages of development including early stage and more mature companies. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest in new opportunities. The nature of our business, therefore, will result in volatility in our results of operations, depending on the transactions that occur within a particular period.

Our net income (or loss) in any given period is due, for the most part, to the results of operations of those of our group companies which are accounted by us under the consolidation or equity method of accounting and dispositions and changes in our holdings of group companies. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, without exit transactions, we have experienced, and expect to continue to experience, losses in respect of these companies to the extent they are accounted by us under the consolidation or equity method of accounting.

Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings as well as the impact of any dividends or distributions to our shareholders. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

MAJOR TRANSACTIONS AND INVESTMENTS DURING 2007

NetVision Ltd. ("NetVision") (TASE: NTSN). On January 25, 2007, NetVision, then held 36% by Elron and 36% by Discount Investment Corporation Ltd. ("DIC"), a 49% shareholder of Elron, completed a merger with Barak I.T.C (1998) International Telecommunications Services Corp Ltd. ("Barak") and a merger between NetVision and GlobCall Communications Ltd. ("Globcall"). Barak was prior to the merger a subsidiary of Clal Industries and Investments Ltd. ("Clal"). Elron, Clal and DIC, are all part of the IDB group. Following the transactions, Elron's, DIC's and Clal's holdings in NetVision were approximately 18%, 25% and 29%, respectively. As a result of the Barak merger and GlobCall merger, we recorded a gain of $10.3 million ($9.1 million net of tax) in the first quarter of 2007.

During 2007, NetVision raised in two separate private placements approximately NIS 112 million (approximately $28 million). As a result, our holdings in NetVision decreased to approximately 16%, resulting in a gain of approximately $2.4 million ($1.9 million net of tax).

Elron continues to account for NetVision under the equity method due to a shareholders agreement between DIC, Elron and Clal in connection with voting at shareholders meetings, including the appointment of directors.

ChipX Inc. ("ChipX"). In February 2007, ChipX, a provider of differentiated ASIC (application specific integrated circuits) solutions, in which we hold 29%, completed the acquisition of the US ASIC business assets of Oki Semiconductor Company, a division of Oki America Inc. Oki is a global semiconductor company headquartered in Japan with offices worldwide offering a full range of digital integrated circuits from real time controllers to micro processors and network devices focusing on the communications and security industries. In addition, ChipX and Oki Semiconductor have signed a collaboration agreement which will enable ChipX to gain access to Oki Semiconductor's technology, libraries and foundry services. This transaction will boost ChipX's ASIC team capabilities and enable it to offer its customers a range of differentiated ASIC solutions of embedded arrays, gate arrays, structured ASICs and standard cell ASICs.

In April, 2007 ChipX completed a private placement of $4.0 million from existing shareholders, of which we invested $1.3 million. The proceeds are to be used mainly to finance ChipX sales and marketing activities in connection with the acquisition of the US ASIC business acquired from Oki Semiconductors.

New Investment in AqWise – Wise Water Solutions Ltd. ("AqWise"). On March 15, 2007 we completed the acquisition of approximately 34% of the outstanding shares of AqWise, an Israel-based water technology company, from certain existing shareholders of AqWise in consideration for approximately $3.4 million. AqWise provides advanced biological wastewater treatment technologies which increase capacity and nutrient removal in wastewater treatment plants, utilizing advanced bio film technology. AqWise's solutions have been implemented worldwide in over 20 municipal and industrial plants, in various fields: pulp and paper, food and beverage, agricultural wastewater, chemical plants and aquaculture farms.

New Investment in BPT (Bio-Pure Technology) Ltd. ("BPT"). On April 19, 2007, Elron completed a new investment of approximately $1.1 million in BPT out of a $2.5 million financing round in consideration for approximately 20% of BPT's equity on a fully diluted basis and on an as converted basis. BPT, an Israel-based water technology company, provides advanced membrane-based separation solutions that address the unique needs of the water, wastewater treatment and chemical process industries, employing its proprietary HMT™ (Hybrid Membrane Treatment) solution, based on NF (Nano-Filtration) membranes. BPT's solutions address aggressive wastewater streams and water-intensive applications in a wide range of industries, such as pharmaceuticals, chemicals, agrochemicals, metals, food & beverage, drinking water, water re-use and desalination.

On January 2, 2008, BPT completed an internal round of $3.2 million of which Elron invested $1.6 million. As a result Elron's holdings in BPT increased to 29% of BPT's equity on a fully diluted basis and on an as converted basis.

Purchase of Given Imaging Ltd. ("Given Imaging") Shares. During May 2007, we purchased 717,367 shares of Given Imaging on the open market for an aggregate purchase price of approximately $18.7 million. As a result, our direct and indirect (through our subsidiary RDC) interest in Given Imaging increased from approximately 21% to approximately 23% of the outstanding shares of Given Imaging. DIC simultaneously purchased the same number of shares of Given Imaging for the same aggregate purchase price and following which owns approximately 16% of the outstanding shares of Given Imaging. The excess cost of the purchase price over our share in the equity acquired amounted to approximately $16.1 million and was allocated as follows: $8.3 million to intangible assets other than goodwill, such as customer base and technology, $1.4 million to in-process research and development activities and $6.4 million to goodwill. Products which did not receive marketing clearance by regulatory authorities as of the acquisition date were considered to be incomplete and accordingly the amount allocated to such products is considered to be in-process research and development activities ("IPR&D"). The amount allocated to IPR&D was charged immediately to the Company's results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method". The amounts allocated to intangible assets other than goodwill are being amortized on a straight-line basis over their expected useful life of 7.75-12.75 years.

New Investment in RADLIVE Ltd. ("RADLIVE"). On May 30, 2007, Elron completed a new investment of approximately $3.75 million in RADLIVE as part of an aggregate investment of approximately $7.65 million, in consideration for approximately 25% of RADLIVE's equity on a fully diluted basis and on an as converted basis. RADLIVE, an Israeli company, is engaged in the development of high definition telephony technologies, providing high quality voice for telephony calls.

New Investment in Pocared Diagnostics Ltd. ("Pocared"). On June 12, 2007, Elron completed a new investment of approximately $5.35 million in Pocared as part of an aggregate investment of $10.7 million. The investment was in two installments: the first of $3.5 million was invested immediately, and an additional $1.9 million invested in January 2008. Following our aggregate investment, we hold approximately 20% of Pocared's equity on a fully diluted basis and on an as converted basis. Pocared, an Israel-based medical device company provides an innovative solution for real-time, reagentless In-Vitro Diagnostics (IVD). Pocared's wide technological platform may be used to address a wide range of medical diagnostic applications.

New Investments in the Internet and cellular field. During 2007, we provided convertible loans in the aggregate amount of $0.6 million to ***Journeys Ltd. ("Journeys")***, an Israeli company operating in the field of Massive Multiplayer On-line Gaming (MMOG). Journeys is engaged in the development of a casual Internet multiplayer game appealing to a wide audience. On July 11, 2007, Elron completed a new investment of $1 million in ***MuseStorm Ltd. ("MuseStorm")***, an Israeli company engaged in developing an innovative technology for the distribution of a variety of content over the web. Following the investment, Elron holds approximately 23% of MuseStorm's equity on a fully diluted basis and on an as converted basis. MuseStorm's technology enables media suppliers to easily distribute their content to many bloggers, social networks, Internet sites, computers and mobile telephones with the ability to monitor effectiveness of the content after distribution. Users of MuseStorm's technology include Globes, a leading Israeli financial online and print newspaper, The Washington Post and record and media companies in the United States. In February 2008 we provided MuseStorm with convertible loan in the amount of $0.65 million.

On January 17, 2008 we provided a convertible loan of $1.5 million to ***PLYmedia, Inc. ("PLYmedia")*** a U.S company which is a pioneer in the development and deployment of an interactive, multi-dimensional web video platform - PLYplatform™.

Starling Advanced Communications Ltd. ("Starling") – Initial Public Offering ("Starling IPO") (TASE: STLG). On June 13, 2007, Starling completed its initial public offering on the Tel Aviv Stock Exchange ("TASE"), in Israel, of shares and convertible securities (convertible interest-bearing and NIS, Israeli CPI linked debentures ("Convertible Debentures") and options to the Convertible Debentures ("Options to Convertible Debentures")) for aggregate gross proceeds of approximately NIS 57 million (approximately $14 million), approximately half of which consists of Convertible Debentures. An amount of $7.3 million (denominated in NIS) of the proceeds from the issuance of the Convertible Debentures is restricted and will be released from the restrictions and will be used by Starling only upon achieving certain milestones, no later than November 30, 2008. We invested approximately $4 million as part of the offering. In addition, immediately prior to the IPO, existing shareholders of Starling, including us and our subsidiary, RDC, converted shareholder loans in the amount of approximately $6.5 million into equity and Options to Convertible Debentures of Starling. As a result of Starling's IPO, our combined holding in Starling decreased from 73% to approximately 68% (or 50%, Elron's direct holding and its share in the holding of RDC). Starling is considered a development stage company. Accordingly, the changes in our and RDC's proportional shares of Starling's equity, resulting from the decrease in our and RDC's holdings in Starling, have been accounted for as an equity transaction and as a result a capital reserve of approximately $3.4 million ($2.5 million after minority interest) was recorded. Since we still have control over Starling, we continue to account for Starling as a consolidated subsidiary.

According to SFAS No. 133 "Accounting For Derivative instruments And Hedging Activities", as amended by SFAS 155 "Accounting For Certain Hybrid Financial Instruments", the Convertible Debentures and the Options to Convertible Debentures are to be presented, in each reporting period, at their fair value in the balance sheet and the changes in fair value will be charged to finance income, net. As of December 31, 2007 the minority portion in the Convertible Debentures and in the Options to Convertible Debentures amounted to $5.5 million and $0.8 million, respectively. The Convertible Debentures and the Options to Convertible Debentures are presented as part of short term liabilities. Accordingly, our future results of operations will be affected from changes in the market value of the Convertible Debentures and the Options to Convertible Debentures.

In February 2008, we, RDC and the other shareholder of Starling agreed to provide a guarantee with respect to a bank loan to be granted to Starling in the amount of up to $5 million (of which $2 million is committed). Elron's and RDC's share in this guarantee is up to $1.9 million and $2.2 million, respectively. The agreement is subject to a shareholders' meeting approval of Starling and reaching a definitive loan agreement and a guarantee agreement with the bank.

Jordan Valley Semiconductors Ltd. ("Jordan Valley"). On October 16, 2007, Intel Capital, Intel's global investment organization, completed an $11 million investment in Jordan Valley, then held 27% by Elron. Clal Electronics Industries Ltd. ("CII""), a wholly owned subsidiary of Clal, is the other major shareholder of Jordan Valley. Both CII and Elron are part of the IDB group of companies. Following the investment, Elron holds approximately 20% of the outstanding shares of Jordan Valley. Jordan Valley, an Israel- based company, has been developing tools for semiconductor metrology based on x-ray technology. Jordan Valley's metrology solutions enable accurate and precise measurements for various thin-film applications in semiconductor manufacturing.

Medingo Ltd. ("Medingo"). In November 2007, Medingo, then wholly owned by RDC, completed a financing round of approximately $29 million, of which RDC invested $18 million (following the completion of Elron's assignment to RDC of certain investment rights described below), Elron invested approximately $6.1 million (including $4.2 million conversion of convertible loans previously granted to Medingo) and Radius Ventures, a U.S. venture capital fund and others, invested $5.1 million. The investment was in two installments, the second of which in the amount of $12.5 million was invested in

February 2008. As a result of the above transaction (which included Elron's assignment of certain investment rights to RDC), Elron and RDC hold 6% and 70%, respectively, of Medingo's shares on a fully diluted basis and on an as converted basis. The excess of the purchase price over the share in the equity acquired by Elron on a consolidated basis amounted to $ 2.3 million and was allocated to IPR&D. The write off of the IPR&D is included as part of the line item "Amortization of intangible assets" in the statement of operations. Since Elron controls Medingo through RDC, Elron continues to consolidate Medingo's financial statements.

RDC's investment of $18 million in the round was the result of Elron's transfer to it of Medingo shares purchased by Elron in the amount of $9 million as part of the first installment and Elron's assignment to RDC of its right to invest an additional $9 million as part of the second installment, which was funded by Rafael Advanced Defense Systems Ltd. ("Rafael"), (the other shareholder of RDC) in RDC, for the purpose of investing in Medingo.

OTHER MAJOR EVENTS

Settlement with Rafael. On September 20, 2006 Rafael filed a claim with the Tel Aviv District Court against our 100% subsidiary, DEP Technology Holdings Ltd. ("DEP"), and RDC, 50.1% held by DEP and 49.9% held by Rafael, requesting the court to issue a declaratory order that Rafael is entitled to terminate the rights granted to RDC to commercialize certain technologies of Rafael for future development of products for use in non-military markets, pursuant to an agreement between DEP, RDC and Rafael. In December 2006, DEP and RDC filed statements of defense.

On December 30, 2007, Elron, DEP, RDC and Rafael signed an agreement (the "Addendum") effective as of January 1, 2008and subsequently approved by the court, amending the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael and settled the above-mentioned claim. Pursuant to the Addendum, RDC's rights to commercialize certain technologies of Rafael will continue without time restrictions. In January 2008 we made a one time investment in RDC of $4 million and are committed to make further investments of $0.75 million in RDC for each company established by RDC based on Rafael's technologies. The Addendum settles all claims between Rafael and RDC and DEP as well as resolves other issues which will facilitate cooperation between the parties.

Sale of Real Estate. On June 18, 2007, Elron's wholly owned subsidiary, Elbit Ltd., completed the sale of Elbit's real estate in Carmiel, Israel, for approximately $11.6 million. As a result of the sale, we recorded a gain, net of tax of approximately $4.1 million, in the second quarter of 2007.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

We will advise our shareholders regarding our 2007 status with respect to passive foreign investment company ("PFIC") for U.S. federal income tax purposes as soon we have concluded our evaluation which we expect to conclude prior to filing with the Securities and Exchange Commission our Annual Report on Form 20F for 2007 to be filed by the end of the second quarter of 2008.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

- Principles of accounting for holdings in group companies
- Business combinations and purchase price allocation
- Impairment of goodwill and other intangible assets
- Other-than-temporary decline in value of investments in group companies
- Accounting for income taxes

Principles of Accounting for Holdings in Group Companies

The various holdings that we have in our group companies are accounted for under several methods, based among others, on our level of ownership and the type and form of our holdings in our group companies, as described below.

Consolidation. Companies over which we have control are accounted for under the consolidation method of accounting. Control is usually assumed when we own, directly or through our subsidiaries, more than 50% of the outstanding voting securities of a company. However, whether or not we control a group company also depends on an evaluation of several factors, including, among others, our rights to appoint members of the boards of directors, our representation on the board of directors and any minority participating rights and other factors that require management to make judgments and that involve the use of significant estimates and assumptions.

Under the consolidation method, a controlled company's assets and liabilities are included within our consolidated balance sheet and its income and expense items are included within our consolidated statements of operations. The share of other shareholders in the net assets and in the net income or losses of a consolidated company is reflected in minority interest in our consolidated balance sheet and in our consolidated statements of operations, respectively. The minority interest amount adjusts our consolidated net income (loss) to reflect only our share in the earnings or losses of any consolidated company. However, when a complex ownership structure exists, such as when the minority investment is in the form of a preferred security or other senior security that entitles the holders to a preference in liquidation and dividends, losses cannot be allocated to the minority shareholders that would reduce the carrying amount of the minority investment to the lower of the amount invested or the liquidation value of the security.

Notwithstanding the above, in January 2003, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin No. 51" ("FIN 46"), relating to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. In December 2003, the FASB revised FASB Interpretation No. 46. The revised FASB Interpretation No. 46, or FIN 46R, "Consolidation of Variable Interest Entities —an interpretation of ARB No. 51," defines the provisions under which a variable interest entity ("VIE") should be consolidated. In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities or (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations. FIN 46R provides several exceptions to its scope. For example, an entity that is deemed to be a business need not be evaluated in order to determine if it is a VIE unless one of the conditions specified in FIN 46R exists. FIN 46R requires a VIE to be consolidated by the party (i.e., the variable interest holder) with an ownership, contractual or other pecuniary interest in the VIE that will absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no other variable interests absorb a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is referred to as the primary beneficiary.

As an operational holding company, we have made investments in and granted loans to companies that are engaged in various fields of high technology. Some of these companies are in their early stages of development and will require substantial external investments until they can finance the activities, in which they are currently engaged, without needing additional support from other parties and may be considered VIEs. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors.

Our assessment of whether a group company is within the scope of FIN 46R, whether a group company is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of significant estimates and assumptions regarding the fair value of certain entities and their variable interests. The estimates and assumptions include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights. In addition, such assessment also involves estimation of whether a group company can finance its current activities, until it reaches profitability, without additional subordinated support.

As of December 31, 2007, Wavion, BPT, Enure and Atlantium were considered to be VIEs, but Elron is not their primary beneficiary. As of December 31, 2007, our maximum exposure to loss as a result of our involvement in the above companies did not exceed the carrying value of our investment in these companies, which is approximately $0 million, $3.6 million and $11.0 million, respectively.

In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 amends ARB 51, "Consolidated Financial Statements", to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. As such, the adoption of SFAS 160 is not expected to have a material effect on accounting for current subsidiaries.

Equity Method. Group companies that we do not control, but over whom we exercise significant influence regarding their operating and financial policies and in which we hold common stock or in-substance common stock as defined in Emerging Issues Task Force ("EITF") Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14") (which is further described below), are accounted for under the equity method of accounting. Significant influence is usually assumed when we hold 20% or more of a group company's voting securities; however, whether or not we exercise significant influence with respect to a group company also depends on an evaluation of several additional factors, including, among others, our rights to appoint members of the boards of directors, our representation on the board of directors, agreements with other shareholders, our participation in policy making processes, the existence of material intercompany transactions and technological dependency, the extent of ownership by an investor in relation to the concentration of other shareholdings, and other factors that may require management to make certain judgmental decisions regarding significant influence.

EITF 02-14, which became effective at the beginning of the fourth quarter of 2004, defines in-substance common stock as an investment with similar risk and reward characteristics to common stock. In certain holdings we invested, among other things, in preferred shares that include rights, such as cumulative and participating dividends, dividend preferences and liquidation preferences. Based on EITF 02-14, the following companies are being accounted for at cost notwithstanding our significant influence in such companies as the investment in these companies is not considered to be in-substance common stock: Impliant, Teledata, NuLens, BrainsGate, Safend, Neurosonix, Atlantium, Enure, Pocared, BPT and MuseStorm. Any assessment of whether we hold in-substance common stock in a group company is judgmental in nature and involves the use of significant estimates and assumptions such as assessing the fair value of the subordinated equity of the group company.

We also account for our interests in partnerships under the equity method of accounting, based on our holding percentage.

Under the equity method of accounting (either for investments in common stock or in-substance common stock), a group company's assets and liabilities are not included within our consolidated balance sheets and their results of operations are not reflected within our consolidated statements of operations. However, our share in the net income or losses of the group company is reflected as an equity income (loss) in our consolidated statements of operations. The share of income or losses is generally based upon our ownership level of the outstanding share capital of the group company. In circumstances where the equity method is being applied, our ownership in an investee is in the form of a preferred security or other senior security and the investment in common stock is zero, we recognize equity method losses based on our ownership level in the particular investee security or loan held by us to which the equity method losses are being applied.

Other Methods. Our holdings in companies that we do not account for under either the consolidation or the equity method of accounting are accounted for under two different methods:

Non-marketable securities are presented at cost. Under this method, our share in the income or losses of these entities is not included in our consolidated statements of operations; and

Marketable securities that are classified as available-for-sale are presented at fair market value and the effect of any unrealized change in market value is reflected, net of tax, in other comprehensive income (loss). When realized, gain or loss is included in our results of operations.

For further discussion, see "Other-Than-Temporary Decline in Value of Investments in Group Companies" below.

Business Combinations and Purchase Price Allocation

Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to proportional interest in the acquired company's assets and liabilities based on their estimated fair values, and the remainder, if any, is attributed to goodwill. A determination as to whether or not an acquisition of assets or a portion of a company's equity is considered a "business" is, in certain circumstances, based on judgments and estimates.

The aggregate purchase price of any investment accounted for under either the consolidation or the equity method of accounting is being allocated to identifiable net assets, intangible assets other than goodwill, IPR&D activities, and to goodwill. The amount allocated to IPR&D is charged immediately to our results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"). The amounts allocated to finite-lived intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life. In 2007, 2006 and 2005, IPR&D charges amounted to $3.7 million, $0.9 million and $1.1 million, respectively. In 2007, an amount of $1.4 million is part of our share in the net income or loss of affiliated companies and $2.3 million included as amortization of intangible assets. IPR&D in 2007 and in 2006 resulted mainly from the purchase of Given Imaging shares for approximately $18.7 million and $10 million, respectively. IPR&D in 2007 also resulted from the investment in Medingo during November 2007 (See above under "MAJOR TRANSACTION AND INVESTMENTS IN 2007").

Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangible assets acquired, the primary method we use is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate.

Another area requires judgment that can impact our results of operations is estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As we and our group companies operate in industries that are rapidly evolving and extremely competitive, the value of the intangible assets, their respective useful lives and the investments in companies is exposed to future adverse changes that can result in a charge to our results of operations (See "-Other-Than-Temporary Decline in Value of Investments in Group Companies" below.)

In December 2007, the FASB issued SFAS 141(R), "Business Combinations" ("SFAS 141(R)"). This Statement replaces SFAS 141, "Business Combinations", and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)'s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.

SFAS 141(R) also amends SFAS No. 109, "Accounting for Income Taxes", to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets, to, among other things; provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141(R) is not expected to have a material effect on accounting for our current subsidiaries.

Impairment of Goodwill and Other Intangible Assets

We conduct a goodwill impairment review at least annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we consider important that could trigger an impairment review include significant underperformance relative to historical or expected future operating results and significant negative industry or economic trends. We test for impairment at a level referred to as a reporting unit. Determining fair value involves the use of significant estimates and assumptions. These estimates and assumptions could have an impact on whether or not an impairment charge is recognized. To determine fair value, we may use a number of valuation methods including quoted market prices, discounted cash flows and revenue multipliers. As mentioned above, these approaches use estimates and assumptions including projected future cash flows, discount rate and terminal growth rate. Using different assumptions could result in different results. In 2007 and 2006, no impairment of goodwill was recorded. In 2005, a goodwill impairment charge in the amount of $1.3 million, was recorded with respect to the operation of Elron Telesoft Ltd. and Elron Telesoft Export ("The ET Group") in light of its results of operation (following the sale of this business on December 29, 2005 to ECtel Ltd. (NASDAQ: ECRX), these charges are presented as part of the loss from discontinued operations in the statements of operations). At December 31, 2007, consolidated goodwill amounted to approximately $2.7 million.

Other intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the evaluation of fair value, we use significant estimates and assumptions such as projected future cash flows that are subject to high degree of judgment. In 2007, 2006 and 2005, no impairment of other intangible assets was recorded. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. In the valuation of fair value we use judgment as to which is the most appropriate method to use for measuring fair value and as to what assumptions to use in implementing the methodology chosen. As we operate in industries that are rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to our results of operations. At December 31, 2007, consolidated intangible assets, other than goodwill, amounted to approximately $2.8 million.

Other-Than-Temporary Decline in Value of Investments in Group Companies

At the end of each reporting period, we evaluate whether an other-than-temporary decline in the value of an investment in a group company that is not consolidated has been sustained. This evaluation is judgmental in nature. If it has been determined that an investment has sustained an other-than-temporary decline in its fair value relative to its carrying value, the investment is written down to its fair value by a charge to our results of operations.

An evaluation of fair value is dependent upon specific facts and circumstances. Factors that are considered by us in this determination include financial information (including, among others, budgets, business plans and financial statements), the value at which independent third parties have invested or have committed to invest and independent appraisals, if available. Factors indicative of an other-than-temporary decline include, among others, recurring operating losses, credit defaults, specific conditions affecting the investment, such as in the industry or in geographic area, and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all inclusive, and we weigh all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As we operate in industries that are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that an additional write-down or write-off of the carrying value will not be required in the future. In 2007 we recorded write-downs in the amounts of $9.2 million, mainly with respect to our investment in Impliant ($8.3 million) and Jordan Valley ($0.9 million), and in 2006 and 2005 $6.1 million and $6 million, respectively, with respect to our investment in Oncura.

Accounting for Income Taxes

At the end of each reported period, we are required to estimate our income taxes. This process requires us to estimate our actual current tax liabilities and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our net deferred tax assets will be realized through future taxable income and, to the extent we believe that realization is not likely, we must establish a valuation allowance. Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Our judgment as to the probability to realize our net deferred tax assets is largely based upon interpretations of certain tax laws and estimates and assumptions mainly with respect to our ability to realize investments in our group companies. Our ability to realize investments is mainly dependent upon factors such as the condition of the securities markets and other general economic conditions. As the securities markets for our group companies are highly volatile, changes in our assumptions and estimates may require us to increase (or decrease) the valuation allowance and therefore we may be required to include an expense (or income) within the tax provision in our statement of operations.

As of December 31, 2007, deferred tax assets with respect to the corporate carryforward losses that are more likely than not to be realized in the foreseeable future amounted to approximately $2.2 million ($9.2 million as of December 31, 2006). In 2007, we increased our previous valuation allowance by $4.0 million as a result of the decrease in the market price of certain of our marketable securities against which we assumed our carryforward losses can be realized in the future years. As of December 31, 2007 the deferred tax assets were offset by $3.0 million as a result of deferred tax liability recorded with respect to the investment in NetVision which is accounted for under the equity method. In 2006, we reduced our previous valuation allowance by $6.7 million, which included $3.0 million as a result of the increase in the market price of certain of our marketable securities against which we assumed our carryforward losses can be realized in the future years, and $3.7 million as a result of Elbit's receipt of a final tax assessment. In 2005, we reduced our previous valuation allowance by $19.6 million, which included $13.3 million as a result of Elbit's receipt of a final tax assessment (of which $3.9 million was recorded as a reduction of goodwill since the deferred tax assets related to carryforward losses of Elbit incurred in periods prior to our acquisition of Elbit) and $5.0 million as a result of the sale of our holdings in the ET Group in 2005.

Deferred tax liabilities as of December 31, 2007 amounted to $0.4 million mainly with respect to our indirect investment in Given Imaging through RDC which is accounted for under the equity method. Deferred tax liabilities as of December 31, 2006 amounted to $1.4 million mainly with respect to a real estate held by us, which was sold in 2007, and our investment in Given Imaging.

As of December 31, 2007, Elron had carryforward losses of approximately $101 million.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained otherwise a full liability in respect of a tax position not meeting the more-likely – than not criteria is recognized). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon ultimate settlement. FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months (for further information see also note 14 to our consolidated financial statements). FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 is reported as an adjustment to the opening balance of retained earnings. The adoption of FIN 48, as of January 1, 2007, did not have any effect of the Company's retained earnings and financial position.

BASIS OF PRESENTATION

Consolidation. Our consolidated financial statements include the accounts of Elron and all of our direct or indirect (through Elbit and DEP) controlled subsidiaries. The following are our main subsidiaries:

Year ended December 31,					
2007			2006		
RDC	Medingo	Sync-Rx [3]	RDC	SELA	Starling
SELA	Starling	PaperLnx [3]	Galil Medical [2]	Medingo	Enure [1]
				3DV [2]	

[1] Enure had been consolidated through August 2006.
[2] Has been consolidated through December 2006.
[3] Sync-Rx and PaperLnx were established by RDC in the fourth quarter of 2007.

Equity Method. Our main group companies held by us or through Elbit, DEP and RDC (and through Galil Medical through December 2006) accounted for under the equity method of accounting include:

Year ended December 31,					
2007			2006		
Given Imaging	3DV	Notal Vision	Given Imaging	Wavion	Pulsicom
Galil Medical	ChipX	RADLIVE[5]	Oncura [1]	Notal Vision	CellAct[3]
NetVision	Wavion	Journeys[6]	Galil Medical [2]	AMT	
	Ellara (formerly AMT)		NetVision	Oncura	
	AqWise[4]		ChipX	3DV[2]	

[1] Through December 2006
[2] Since December 2006
[3] Sold in February 2007 for $0.8 million, resulting in a gain of $0.5 million
[4] Purchased in March 2007 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN 2007")
[5] Purchased in May 2007 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN 2007")
[6] Purchased in July 2007 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN 2007")

Other investments. Our main group companies held by us which are accounted for under the cost method or as available-for- sale include:

Cost:

Year ended December 31,					
2007			2006		
Jordan Valley	NuLens	Enure	Jordan Valley	BrainsGate	Neurosonix
Impliant	Safend	Pocared[2]	Impliant	NuLens	Atlantium
Teledata	Neurosonix	BPT[3]	Teledata	Safend	Enure[1]
BrainsGate	Atlantium	MuseStorm[4]			

[1] From August 2006.
[2] Purchased in June 2007 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN 2007")
[3] Purchased in April 2007 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN 2007")
[4] Purchased in July 2007 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN 2007")

Available-for-sale Securities-
As of December 31, 2007 and 2006 – Elbit Vision Systems ("EVS") and M-Wise.

RESULTS OF OPERATIONS

Year Ended December 31, 2007 compared to Year Ended December 31, 2006.

The following table sets forth our results of operations in the reported periods:

	Year ended December 31,	
	2007	2006
	(millions of $, except per share data)	
Net income (loss)	(37.1)	3.0
Net income (loss) per share	(1.25)	0.10

The net loss we reported in 2007 resulted mainly from losses with respect to our group companies in the amount of $46.1 million which included our share in the net losses mainly of Starling, Medingo, ChipX, Wavion, Ellara (formerly AMT), Galil Medical and 3DV. Our share in the net loss of our group companies included a $5.9 million amortization of intangible assets related to the purchase of Given Imaging shares in 2004, 2006 and 2007 of which $1.4 million write-off of IPR&D and an $8.3 million write off in Impliant Inc. as a result of material adverse events in connection with Impliant's main product during clinical trials, which occurred during the second half of 2007 (see also "Highlights of the Results of Operations of our Major Affiliates and Other Investments").

The net loss also included a tax expense of approximately $4.0 million resulting from the increase in our previous valuation allowance in respect of carryforward tax losses incurred in prior periods as a result of a decrease in the market price of certain of our marketable securities.

The above losses were offset by the following:

(i) a gain, net of tax, of approximately $9.1 million from the merger between NetVision, Barak and Globcall, which was completed during the first quarter of 2007; and

(ii) a gain, net of tax, of approximately $4.1 million resulting from the sale of Elbit's real estate in Carmiel, Israel.

The net income we reported in 2006 included a gain, net of tax, of approximately $21.2 million resulting from the sale of Partner's shares in consideration for $39.9 million. The gain from the sale of Partner's shares included approximately $3.7 million, resulting from a decrease in our previous valuation allowance in respect of losses incurred in prior periods, following Elbit's receipt of a final tax assessment. In addition, we recorded an additional tax benefit of approximately $3.0 million resulting from the decrease in our previous valuation allowance in respect of losses incurred in prior periods as a result of a continued increase in the market price of certain of our marketable securities.

The above gains were offset by losses, net, which we recorded with respect to our group companies in the amount of $22.7 million in 2006 which included $4.8 million of amortization of intangible assets related to the purchase of Given Imaging shares in 2004 and 2006 (including a $1.0 million write-off of IPR&D), and a gain in the amount of $2.5 million resulting from the completion of the financing round in 3DV.

The following table summarizes our operating results:

	Year ended December 31,	
	2007	2006
	(millions of $)	
Net revenues	4.4	12.9
Equity in losses of affiliated companies	(20.4)	(17.7)
Gains from disposal of business and affiliated companies and changes in holdings in affiliated companies	14.9	2.5
Other income (expenses), net	(3.2)	29.3
Finance income, net	3.9	4.1
Total income	0.5	31.0
Cost of revenues	2.2	6.6
Operating expenses[1]	29.8	29.5
Amortization of intangible assets	2.3	-
Total costs and expenses	34.3	36.1
Income (loss) from continuing operations before taxes on income	(34.8)	(5.1)
Taxes on income	(7.5)	(1.1)
Minority interest	5.3	9.2
Net income (loss)	(37.1)	3.0

[1]Excluding amortization of intangible assets which are presented separately.

Income

Net revenues. Net revenues consisted of sales of products and services by our subsidiariy, SELA (and in 2006 – also Galil Medical). The following table sets forth these revenues:

	Year ended December 31,	
	2007	2006
	(millions of $)	
Galil Medical[1]	-	8.5
SELA	4.4	4.2
Other	-	0.2
	4.4	12.9

[1] Galil Medical had been consolidated through December 2006. Through December 2006 Galil Medical's revenues derived mainly from the supply of cryo products and R&D services to Oncura, which it sold in December 2006. At the same time Galil purchased from Oncura the urology related cryotherapy business.

Equity in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis of Presentation"). Our share in net losses of affiliated companies amounted to $20.4 million in 2007, compared to $17.7 million in 2006. Our share in net losses of affiliated companies in 2007 included a $5.9 million amortization of intangible assets related mainly to the purchases of Given Imaging shares in 2004, 2006 and 2007 (including a $1.4 million write-off of IPR&D) (in 2006, amortization of intangible assets related to our investment in Given Imaging amounted to $4.8 million including a $0.9 million write-off of IPR&D). This increase in our share in net losses of affiliated companies was mainly as a result of $4.0 million and $2.5 million, representing our share in the respective net losses of Galil Medical and 3DV in 2007, when their results in 2006 were consolidated with ours. 2006 also included a $6.1 million impairment charge in Galil Medical's investment in Oncura ($2.5 million after minority interest).

Highlights of the Results of Operations of Our Major group companies:

Given Imaging (Nasdaq: GIVN) (a 23% holding directly and indirectly through RDC). Given Imaging, a medical device company that develops, manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsules, recorded revenues of $112.8 million in 2007, an increase of approximately 18.7% over the revenues recorded in 2006 of $95.0 million. Given Imaging's net income in 2007 was $15.2 million, compared to net loss of $1.5 million in 2006. Given Imaging's results in 2007 included a pre-tax, one-time gain of $22.9 million, less income taxes of $3 million, resulting from the termination of the InScope agreement. On November 8, 2007 Given Imaging announced that InScope, a division of Ethicon Endo-Surgery, Inc., a Johnson & Johnson company, ended its agreement to market and sell Given Imaging's PillCam® ESO in the U.S. Ethicon Endo-Surgery cited a shift in its strategic priorities within gastroenterology and other areas as the reason for ending the relationship. Net income for 2007 also included a one-time charge of $5.6 million resulting from the early repayment of Given Imaging's outstanding royalty obligation and accrued interest to Israel's Office of the Chief Scientist of the Ministry of Industry, Trade and Labor. On February 18, 2008 Given Imaging announced that the U.S. Food and Drug Administration (FDA) sent the company a not substantially equivalent (NSE) letter regarding its 510(k) application to market PillCam(R) COLON in the United States.

Galil Medical Ltd. (a 20% holding directly and indirectly through RDC). Galil Medical is a medical device company that develops, manufactures and markets medical supplies based on innovative cryotherapy technology while incorporating powerful freezing technology and revolutionary needle design to destroy malignant and benign tumors. Galil Medical's revenues in 2007 amounted to $25.6 million compared to $8.5 million in 2006. Through December 2006 Galil Medical's revenues derived mainly from the supply of cryo products and R&D services to Oncura, Inc., in which it held a 25% interest and which Galil Medical sold in December 2006. At the same time Galil purchased from Oncura its urology related cryotherapy business, thereby resulting in an increase in Galil Medical's revenues. Galil Medical's operating loss in 2007 amounted to $9.9 million compared to $1.9 million in 2006, resulting from a higher level of research and development and sales and marketing activities as a result from the purchase of the cryotherapy business.

NetVision (a 16% holding) (TASE: NTSN). The following results of NetVision for 2007 reflect the combined results of NetVision, Barak and GlobCall (hereafter: "NetVision Group") based on generally accepted accounting principles ("GAAP") in Israel. NetVision Group's revenues in 2007 amounted to $314.4 million compared to $312.7 million in 2006. NetVision Group's operating income in 2007 amounted to $6.5 million compared to $24.7 million in 2006 and its net income amounted to $14.0 million compared to $3.5 million in 2006. NetVision Group's net income in 2007 includes one time expenses in the amount of approximately $17.6 million mainly with respect to merger and restructuring expenses, impairment of communication lines, inventory and fixed assets and other one time maintenance expenses.

NetVision Group's broadband customer base at December 31, 2007 reached approximately 533,000 compared to 498,000 at December 31, 2006. NetVision Group's operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision's NIS figures into US dollars at the representative rate of exchange prevailing at December 31, 2007 according to which $1.00 equaled NIS 3.846.

Medingo Ltd. (a 63% holding directly and indirectly through RDC). Medingo, wholly-owned by RDC, is developing solutions specifically for the needs of insulin-dependent diabetic patients. Medingo's device is a miniature dispensing patch, which is convenient, easy to use, discreet and more cost-effective than standard insulin pumps. Medingo is in advanced stages of the development of its innovative insulin-dispensing device with respect to which it expects to receive FDA approval and to commence sales in the second half of 2008. In November 2007 Medingo completed a financing round of approximately $29 million (see above under "MAJOR TRANSACTIONS AND INVESTMENTS DURING 2007"). The proceeds will be used to finance Medingo's development and marketing activities. Medingo's operating loss in 2007, amounted to $9.0 million compared to $3.0 million in 2006.

Teledata (a 21% holding). Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. Teledata's revenues in 2007 amounted to $36.3 million compared to $28.1 million in 2006 and its net loss amounted to $6.3 million in 2007 compared to $14.8 million in 2006.

Impliant Inc. (a 22% holding). Impliant is engaged in the development of a novel posterior motion preservation system for spine surgery. As a result of material adverse events in connection with Impliant's main product during clinical trials, which occurred during the third quarter and beginning of the fourth quarter of 2007, Impliant temporarily ceased FDA clinical trials and conducted a technical reassessment of its main product and surgical technique used. After the completion of the reassessment Impliant expects to renew its clinical trials through the end of 2008, which could cause a delay in bringing its product to the market and will require additional financing. Therefore, an impairment charge of $8.3 million was recorded in the third quarter of 2007. As of December 31, 2007, the remaining balance of the investment in Impliant amounted to $1.4 million.

Other companies in our group (including companies which are accounted under the cost method) such as Wavion, Starling, 3DV, Enure, NuLens, Brainsgate, Pocared and Neurosonix, are progressing in the development of their products, and ChipX, Jordan Valley, Ellara (formerly AMT), Safend, AqWise and Atlantium recorded in 2007 higher revenues as compared to 2006.

Gains from Disposal of Business and Affiliated Companies and Changes in Holdings in Affiliated Companies. Gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies, net in 2007 amounted to $14.9 million, compared to $2.5 million in 2006. The gain in 2007 resulted primarily from a $10.3 million gain ($9.1 million net of tax) from the merger between NetVision, Barak and Globcall in the first quarter of 2007, a $3.4 million gain from the NetVision private placements and the exercise of options and debentures in NetVision and a $0.5 million gain from the sale of our 45% interest in CellAct in consideration for $0.8 million the first quarter of 2007.

The gain in 2006 resulted primarily from the following: (i) $1.0 million gain from the SWAP in Ellara (see also note 7(6) to our consolidated financial statements); (ii) $1.8 million gain from the decrease in our holding in NetVision as a result of option exercises and debenture conversions; and (iii) a loss of $1.0 million from the decrease in our holding in Given Imaging as a result of option exercises.

Other Income (expenses), net. Other income (expenses), net, amounted to a loss of $3.2 million in 2007 compared to a gain of $29.3 million in 2006. The loss in 2007 resulted mainly from the impairment charge in the amount of $8.3 million with respect to our investment in Impliant and $0.9 million with respect to our investment in Jordan Valley. The loss was offset by a gain in the amount of $5.5 million ($4.1 million net of tax) resulting from the sale of Elbit's real estate in Carmiel, Israel, during the second quarter of 2007 and the sale of some M-Wise shares held by us for $1 million. The gain in 2006 was primarily due to (i) a $25.0 million gain (which after income taxes amounted to $21.2 million) from the sale of all of our remaining shares of Partner (3,914,715 shares) for approximately $39.9 million; (ii) a gain from dividend received from Partner in the amount of $1.8 million; and (iii) a $2.7 million gain resulting from the settlement of a subsidiary bank loan.

Finance income, net. Finance income, net, amounted in 2007 to $3.9 million, compared to $4.1 million in 2006. The finance income, net in 2007 included $0.8 million issuance expenses in the second quarter of 2007 relating to the issuance of Convertible Debentures and Options to Convertible Debentures by our subsidiary. Starling.

Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and materials associated with delivering products and services of our subsidiaries SELA and Starling (in 2006 – also Galil Medical). Cost of revenues in 2007 amounted to $2.2 million, compared to $6.6 million in 2006.

Operating expenses. Operating expenses were comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC's corporate operations and of our subsidiaries, mainly SELA, Medingo and Starling (and in 2006 also Galil Medical and 3DV) (excluding amortization of intangible assets which is presented separately and amounted to $2.3 million in 2007 and $0 million in 2006, which also constitute part of operating expenses under US GAAP but for presentation purposes are included as a separate item):

	Year ended December 31,	
	2007	2006
	(millions of $)	
Corporate	8.3	6.5
Galil Medical[1]	-	4.4
SELA	3.2	3.5
Starling	7.0	5.8
3DV[1]	-	2.6
Medingo	8.6	3.0
Enure[2]	-	1.9
RDC	2.1	1.8
Other	0.5	-
	29.8	29.5

[1] Galil Medical and 3DV had been consolidated through December 2006.
[2] Enure had been consolidated through August 2006.

Corporate operating expenses in 2007 amounted to $8.3 million compared to $6.5 million in 2006. The increase resulted mainly from an increase in salaries and related expenses and from donations in the amount of approximately $0.5 million.

SELA's operating expenses amounted to $3.2 million in 2007, compared to $3.5 million in 2006 and its operating loss amounted to $0.6 million compared to $0.9 million in 2006.

Starling's operating expenses amounted to $7.0 million in 2007 compared to $5.8 million in 2006. The increased loss resulted mainly from the increase in salaries and related expenses.

Medingo's operating expenses and operating loss amounted to $8.6 million in 2007 compared to $3.0 million in 2006. Medingo's operating expenses include mainly research and development expenses incurred in the development of its miniature dispensing insulin patch.

RDC's operating expenses (excluding employee stock option related expenses) in 2007 amounted to $1.6 million, compared to $1.5 million in 2006. Option related expenses amounted in 2007 to $0.5 million, compared to income of $0.3 million in 2006, which resulted primarily from the increase in the fair value of call options to purchase shares of affiliated companies.

Taxes on Income. Taxes on income, net, in 2007 amounted to $7.5 million compared to $1.1 million in 2006, including mainly $4 million due to the increase in our previous valuation allowance in respect of losses incurred in prior periods as a result of a decrease in the market price of certain of our marketable securities, $2.3 million deferred income tax liability with respect to our investment in NetVision and $1.4 million of income tax on the gain resulted from the sale of Carmiel property.

Income taxes, net, in 2006 were $1.1 million resulting mainly from the income taxes on the gain from the sale of our remaining shares of Partner in the amount of $3.8 million (which included an offset of $3.7

million due to the reduction in our previous valuation allowance with respect to losses incurred in prior periods following our receipt of a final tax assessment). These were partially offset mainly by tax benefit of approximately $3.0 million from the decrease in our previous valuation allowance in respect of losses incurred in prior periods as a result of a continued increase in the market price of certain of our marketable securities during 2006.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures and deposits at December 31, 2007, were approximately $74.4 million (of which $7.6 million (denominated in NIS) of proceeds from the issuance of Convertible Debentures by Starling is restricted and will be used by Starling only upon achieving certain milestones) compared with $128.7 million at December 31, 2006. At December 31, 2007, corporate cash, debentures and deposits were $55.2 million compared with $123.5 million at December 31, 2006.

The main sources of corporate cash and other liquid instruments in 2007, were $11.6 million of proceeds from Elbit's sale of its real estate in Carmiel (of which approximately $2.7 million was used for a tax payment and $0.1 million is still held in trust) and $1.1 million and $0.4 million of proceeds from the sale of M-Wise and CellAct shares, respectively.

The main uses of corporate cash and other liquid instruments in 2007, were $69.1 million of investments (including loans) in new and existing group companies and a tax payment during the first quarter of 2007 of a tax liability in the amount of $7.6 million, mainly with respect to the sale of Partner shares at the end of 2006.

The investments and loans in our group companies during 2007 are detailed in the following table (in millions of $):

Consolidated companies (**)	
Starling (mainly participation in Starling's IPO)	4.2
RDC (***)	12.3
Medingo	3.0
SELA	0.4
	19.9
Affiliated companies and other investments	
Given Imaging	18.7
NuLens	4.2
RADLIVE (*)	3.8
Pocared (*)	3.5
AqWise (*)	3.6
Ellara (formerly AMT)	3.7
Wavion	2.6
Enure	1.4
ChipX	1.3
BPT (*)	1.1
Impliant	1.4
MuseStorm (*)	1.0
Atlantium	0.9
Other	2.0
	49.2
Total corporate investments	69.1

(*) New investments

(**) These investments do not affect the cash included in the consolidated financial statements.

(***) Including $9 million invested by Elron in Medingo for which the corresponding Medingo shares were transferred to RDC in consideration of an equity investment in RDC (see above under "MAJOR TRANSACTIONS AND INVESTMENTS DURING 2007").

In addition during 2007, RDC invested an amount of $2.5 million, all of which in consolidated subsidiaries.

Consolidated working capital at December 31, 2007 amounted to $61 million compared to $113.5 million at December 31, 2006. The decrease was mainly due to the decrease in corporate cash and other liquid instruments.

At December 31, 2007, we and our subsidiaries had no material contractual obligations which are expected to affect our consolidated cash flow in future periods, except for lease obligations and payments of bank credits, bank loans and loans from others, including short term loans taken by our subsidiaries, in each case due in future periods as set forth in the table below (in million of $):

Type of Obligation	2008	2009	2010	2011	2012	Total
Loans from banks	0.9	2.2	-	-	-	3.1
Loans from other	2.5	-	-	-	-	2.5
Convertible Debentures	5.5	-	-	-	-	5.5
Leases	0.7	0.6	0.3	0.3	0.1	2.0

Consolidated loans at December 31, 2007, were approximately $5.6 million, compared to $6.2 million at December 31, 2006. Convertible Debentures at December 31, 2007 amounted to $5.5 million and represent the minority portion of the Convertible Debentures issued by Starling.

Subsequent to December 31, 2007 and through March 10, 2008, we invested an additional aggregate amount of approximately $21.9 million as detailed below:

Consolidated companies	
RDC (**)	4.0
Medingo	0.9
	4.9
Affiliated companies and other investments	
BrainsGate	2.8
Safend	2.8
Wavion	2.1
Pocared	1.9
PLYmedia (*)	1.5
BPT	1.3
Enure	1.3
Atlantium	1.2
Ellara	0.9
Other	3.2
	18.9
Total corporate investments	23.8

(*) New investments
(**) According to the addendum to the agreement with Rafael.

Our investment policy for managing our funds is in general to invest in bank deposits, U.S. government securities with high liquidity and corporate debentures with high liquidity and a high quality rating. As of December 31, 2007, we held US government corporate debentures with a market value of approximately $29.7 million. Subsequent to the balance sheet date we sold approximately $17 million of our debentures. As of December 31, 2007 our bank deposits deposited for short term maturity period.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders' equity at December 31, 2007, was approximately $265.8 million, representing approximately 89% of the total assets compared with $297.5 million, representing approximately 91% of total assets at December 31, 2006.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in interest rates, exchange rates and equity prices. In order to limit our exposure, we may enter, from time to time, into various derivative transactions. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and equity prices. We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure.

Interest Rate Risks. We are exposed to market risks resulting from changes in interest rates, relating primarily to our debentures and deposits. We do not use derivative financial instruments to limit exposure to interest rate risk. As of December 31, 2007, we held US government debentures with a market value of approximately $21.4 million and corporate debentures with a market value of approximately $8.3 million. The market value of the debentures depends on changes and expectations of changes in the interest rates in the U.S. and general market conditions in the United States. At December 31, 2007, most of our debentures and short-term deposits were fixed rate based with an average annual rate of 4.98% and a weighted average maturity of approximately 1.1 years.

Exchange Rate Risk. Since most of our group companies are Israeli-related, our main exposure, if any, results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of most of our principal subsidiaries and affiliated companies, is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our and our subsidiaries' assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. However salaries and related expenses are denominated in NIS, which during 2007 strengthened against the U.S. dollar. It is our and our group companies' policy to use derivative financial instruments to limit exposure to changes in the exchange rate between the New Israeli Shekel and the U.S. dollar or to keep a portion of its resources in NIS against a portion of its future NIS expenses.

Equity Price Risk. We are exposed to fluctuations in the equity price of our holdings in publicly traded companies. At December 31, 2007 we directly and indirectly held shares of publicly traded companies, primarily Given Imaging and NetVision. Stock prices in the industries of these companies, and of these companies themselves, have historically experienced significant volatility. Changes in the market value of our publicly traded holdings, including holdings through our affiliates, which are accounted under the equity method of accounting or as available-for-sale securities will not affect our results of operations but may have a significant effect on our market value. We view the risks of reduction in market price of these companies as part of our business risks and we examine, from time to time, the possibility of having a partial hedge against equity price risks. Based on closing market prices at December 31, 2007, the market value of our and RDC's holdings in public securities was approximately $239.0 million. At December 31, 2007, no instruments were used to hedge the risk of equity price fluctuations. As of March 10, 2008, the market value of our and RDC's holdings in public securities decreased to $172.0 million mainly as a result of the decrease in Given Imaging share price.

# # # # #



As of December 31, 2007

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	Note	December 31, 2007	December 31, 2006
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	4	$ 20,090	$ 52,954
Short-term investments	5	16,900	19,917
Restricted cash	3.e.	7,642	-
Available for sale marketable securities	6	29,730	55,862
Trade receivables		1,043	642
Other receivables and prepaid expenses *		5,269	3,043
Inventories		1,732	1,615
Total current assets		82,406	134,033
INVESTMENTS AND LONG-TERM RECEIVABLES			
Investments in affiliated companies	7	131,351	100,392
Investments in other companies and long-term receivables *	8	73,718	68,215
Deferred taxes	14	2,204	9,182
Severance pay deposits		1,808	1,542
Total investments and long-term receivables		209,081	179,331
PROPERTY AND EQUIPMENT, NET	9	1,936	7,223
INTANGIBLE ASSETS	10		
Goodwill		2,742	2,742
Other intangible assets		2,782	2,800
Total intangible assets		5,524	5,542
Total assets		$ 298,947	$ 326,129

* Includes short-term receivables from related parties in the aggregate amount of $169 and $95 as of December 31, 2007 and 2006, respectively, and long-term receivables from related parties in the aggregate amount of $0 and $467 as of December 31, 2007 and 2006, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	Note	December 31, 2007	December 31, 2006
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Short-term loans from banks and others	11	$ 850	$ 1,891
Current maturities of long-term loans from banks and others	13	2,475	2,249
Trade payables		3,236	2,988
Convertible Debentures	3.e.	5,549	-
Option to Convertible Debentures	3.e.	830	-
Other payables and accrued expenses	12	8,508	13,407
Total current liabilities		21,448	20,535
LONG-TERM LIABILITIES			
Long-term loans from banks and others	13	2,244	2,113
Accrued severance pay and retirement obligations		2,451	2,089
Deferred taxes	14	373	1,408
Total long-term liabilities		5,068	5,610
CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS	15		
MINORITY INTERESTS		6,614	2,480
SHAREHOLDERS' EQUITY:	16		
Ordinary shares of NIS 0.003 par value; Authorized: 35,000,000 shares as of December 31, 2007 and 2006; Issued and outstanding: 29,650,017 and 29,592,748 shares as of December 31, 2007 and 2006, respectively;		9,573	9,573
Additional paid-in capital		275,947	272,930
Accumulated other comprehensive income	24	3,689	1,298
Retained earnings (accumulative deficit)		(23,392)	13,703
Total shareholders' equity		265,817	297,504
Total liabilities and shareholders' equity		$ 298,947	$ 326,129

The accompanying notes are an integral part of the consolidated financial statements.

March 12, 2008			
Date of approval of the financial statements	Arie Mientkavich Chairman of the Board of Directors	Avraham Asheri Director	Doron Birger President & Chief Executive Officer

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Note	Years ended December 31 2007	2006	2005
INCOME				
Net revenues*		$ 4,371	$ 12,863	$ 12,646
Equity in losses of affiliated companies, net	18	(20,416)	(17,740)	(17,522)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	19	14,854	2,547	23,328
Other income (expenses), net	20	(3,214)	29,310	58,648
Financial income (expenses), net	21	3,945	4,051	5,483
		(460)	31,031	82,583
COSTS AND EXPENSES				
Cost of revenues		2,233	6,625	7,907
Research and development costs, net		13,284	11,758	6,163
Marketing and selling expenses, net		2,802	4,717	2,386
General and administrative expenses		13,716	12,995	9,249
Amortization of intangible assets		2,306	18	392
		34,341	36,113	26,097
Income (loss) before taxes on income		(34,801)	(5,082)	56,486
Taxes on income	14	(7,544)	(1,110)	(10,461)
Income (loss) after taxes on income		(42,345)	(6,192)	46,025
Minority interest in losses (income) of subsidiaries		5,250	9,224	5,160
Net income (loss) from continuing operations		(37,095)	3,032	51,185
Net loss from discontinued operations**	22	-	-	(3,850)
Net income (loss)		$ (37,095)	$ 3,032	$ 47,335
Net income (loss) per share	17			
Basic:				
Income (loss) from continuing operations		$ (1.25)	$ 0.10	$ 1.74
Loss from discontinued operations		$ -	$ -	$ (0.13)
Net income (loss)		$ (1.25)	$ 0.10	$ 1.61
Diluted :				
Income (loss) from continuing operations		$ (1.27)	$ 0.07	$ 1.73
Loss from discontinued operations		$ -	$ -	$ (0.13)
Net income		$ (1.27)	$ 0.07	$ 1.60
Weighted average number of Ordinary shares used in computing basic net income (loss) per share (thousands)		29,619	29,532	29,437
Weighted average number of Ordinary shares used in computing diluted net income (loss) per share (thousands)		29,619	29,624	29,550

* Includes revenues from related parties in the amount of $6,699 and $8,046, for the years ended December 31, 2006 and 2005, respectively. (See Note 3(b) regarding the sale of Oncura by Galil)

** Includes revenues from related parties in the amount of $174, for the year ended December 31, 2005.

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENT OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share and per share data

	Number of shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total shareholders' equity	Total comprehensive income
Balance as of January 1, 2005	29,414,424	9,572	270,005	57,717	51,786	389,080	
Total comprehensive income							
Exercise of options	69,031	-	697	-	-	697	
Stock-based compensation	-	-	405	-	-	405	
Tax benefit in respect of options exercised	-	-	25	-	-	25	
Dividend paid	-	-		-	(88,450)	(88,450)	
Other comprehensive income (loss), net of tax:							
Unrealized loss on available for sale securities	-	-	-	(10,450)	-	(10,450)	(10,450)
Reclassification adjustment for gain realized and other than temporary impairment included in income	-	-	-	(36,335)	-	(36,335)	(36,335)
Foreign currency translation adjustments	-	-	-	(191)	-	(191)	(191)
Net income	-	-	-	-	47,335	47,335	47,335
Balance as of December 31, 2005	29,483,455	$ 9,572	$ 271,132	$ 10,741	$ 10,671	$ 302,116	
Total comprehensive income							$ 359
Exercise of options	109,293	1	527	-	-	528	
Stock-based compensation	-	-	344	-	-	344	
Capital transaction in affiliated company (gain on purchase by affiliate of its subsidiary's preferred stock)	-	-	927	-	-	927	
Other comprehensive income (loss), net of tax:							
Unrealized gain on available for sale securities	-	-	-	6,493	-	6,493	
Reclassification adjustment for gain realized and other than temporary impairment included in income	-	-	-	(16,645)	-	(16,645)	(16,653)
Foreign currency translation adjustments	-	-	-	709	-	709	709
Net income	-	-	-	-	3,032	3,032	3,032
Balance as of December 31, 2006	29,592,748	$ 9,573	$ 272,930	$ 1,298	$ 13,703	$ 297,504	
Total comprehensive loss							$ (12,912)
Exercise of options	57,269	-	230	-	-	230	
Stock-based compensation	-	-	304	-	-	304	
Increase in investment due to issuance of shares by a development stage subsidiary company (see note 3(e))	-	-	2,483	-	-	2,483	
Other comprehensive income (loss), net of tax:							
Unrealized gain on available for sale securities	-	-	-	1,658	-	1,658	1,658
Reclassification adjustment for loss realized included in income	-	-	-	(1,255)	-	(1,255)	(1,255)
Foreign currency translation adjustments included in net income due to decrease in holdings in affiliated companies				(407)		(407)	(407)
Foreign currency translation adjustments	-	-	-	2,395	-	2,395	2,395
Net income (loss)	-	-	-	-	(37,095)	(37,095)	(37,095)
Balance as of December 31, 2007	29,650,017	$ 9,573	$ 275,947	$ 3,689	$ (23,392)	$ 265,817	
Total comprehensive loss							$ (34,704)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ (37,095)	$ 3,032	$ 47,335
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Equity in losses of affiliated companies, net	20,416	17,740	17,522
Minority interest in losses of subsidiaries	(5,250)	(9,224)	(5,160)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	(14,854)	(2,547)	(23,328)
Gain from sale of investments in available for sale securities	(1,592)	(24,899)	(56,515)
Gain from settlement of a subsidiary's loan	-	(2,708)	-
Gain from disposal of businesses included in discontinued operations	-	-	(213)
Depreciation and amortization	751	1,192	1,513
Impairment of investments	9,205	-	-
Impairment of goodwill	-	-	1,329
Decline in value of other investments	-	-	636
Equity in losses (gains) of partnerships	826	672	(174)
Stock based compensation and changes in liability in respect of call options	1,740	771	(811)
Deferred taxes, net	4,986	(4,243)	(7,288)
Convertible Debentures and Option to Convertible Debentures issuance costs recognized, included in net income	976	-	-
Gain from sale of real estate	(5,460)	-	-
Changes in operating assets and liabilities			
Increase in trade receivables	(401)	(457)	(947)
Decrease (increase) in other receivables and prepaid expenses	4,477	(738)	(38)
Decrease (increase) in trading securities, net	1	(2)	4
Decrease (increase) in inventories and contracts-in-progress	(117)	(1,069)	(519)
Increase (decrease) in trade payables	133	2,589	(834)
Increase (decrease) in other payables and accrued expenses (mainly provision for income taxes)	(5,764)	7,195	(12,139)
Other	124	843	(753)
Net cash used in operating activities	(26,898)	(11,853)	(40,380)
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in affiliated companies	(34,422)	(18,395)	(3,823)
Proceeds from sale of affiliated companies shares	621	992	10,522
Cash and cash equivalents resulting from newly consolidated subsidiaries(Schedule A)	-	-	-
Change in cash and cash equivalents resulting from disposal of businesses and decrease in holdings in formerly consolidated subsidiaries (Schedule B)	-	(808)	1,800
Investment in other companies	(14,793)	(25,153)	(27,651)
Proceeds from sale of investments in other companies	-	-	237
Proceeds from repayment of loan from an affiliate	-	-	2,253
Proceeds from sale and maturity of available for sale securities	44,518	82,332	119,888
Investments in deposits	(31,203)	(40,183)	(59,185)
Investment in available for sale securities	(17,171)	(35,377)	(35,405)
Proceeds from deposits	34,720	72,878	105,802
Investment in restricted deposits	(7,642)	-	-
Purchase of property and equipment	(1,189)	(1,308)	(995)
Proceeds from sale of real estate and property and equipment	7,656	19	197
Purchase of treasury stock from the minority by a subsidiary	-	-	(823)
Net cash provided by investing activities	(18,905)	34,997	112,817
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from options exercised	230	527	697
Proceeds from exercise of options in a subsidiary	-	-	8
Repayment of long-term loans	(6)	(105)	(777)
Increase (decrease) in short-term bank loan, net	(417)	208	(1,079)
Proceeds from issuance of shares to minority of subsidiary, net	7,619	-	-
Proceeds from issuance of Convertible Debentures and Option to Convertible Debentures	5,188	-	-
Receipt of short-term loans, convertible loans and long-term loans from minority shareholders of a subsidiary	325	2,660	1,003
Issuance expenses in a subsidiary	-	-	(75)
Issuance of shares to the minority of a subsidiary	-	-	145
Dividend paid	-	-	(88,450)
Net cash providing by (used) in financing activities	12,939	3,290	(88,528)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(32,864)	26,434	(16,091)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	52,954	26,520	42,611
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$ 20,090	$ 52,954	$ 26,520

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands, except share and per share data

	Year ended December 31,		
	2007	2006	2005
Supplemental cash flow information:			
Cash paid during the year for:			
Income taxes	$ 10,472	$ 794	$ 30,591
Interest	$ 119	$ 69	$ 203
Non cash transactions:			
Proceeds from sale of shares of an affiliate not yet received	$ 228	$ -	$ 1,958
Receivables in respect of issuance of shares by a subsidiary to the minority	$ 2,550	$ -	$ -
Proceeds from sale of an affiliate received in Zoran shares	$ -	$ -	$ 7,700

SCHEDULE A:

	Year ended December 31,		
	2007	2006	2005
Change in cash and cash equivalents resulting from newly consolidated subsidiaries			
Assets and liabilities at date of sale:			
Working capital deficiency, net (except cash and cash equivalents)	$ -	$ -	$ 75
Deposits	-	-	-
Property and equipment	-	-	(14)
Intangible assets	-	-	(237)
Accrued severance pay, net	-	-	27
Long-term liabilities	-	-	-
Investment at equity prior to acquisition	-	-	-
Minority interests	-	-	-
Liability incurred	-	-	149
Cash and cash equivalents acquired	$ -	$ -	$ -

SCHEDULE B:

	Year ended December 31,		
	2007	2006	2005
Change in cash and cash equivalents resulting from disposal of businesses and decrease in holdings in formerly consolidated subsidiaries			
Assets and liabilities at date of sale:			
Working capital (working capital deficiency), net (except cash and cash equivalents)	$ -	$ 2,826	$ (671)
Investment in affiliated Company	-	13,207	-
Property and equipment	-	709	40
Intangible assets	-	-	2,389
Minority interest	-	(7,403)	-
Accrued severance pay, net	-	(215)	(171)
Gain resulting from sale of businesses	-	-	213
Long term loans	-	(1,401)	-
Securities received:			
Other investments	-	(1,713)	-
Investment in affiliated Companies	-	(6,818)	-
Net increase (decrease) in cash and cash equivalents	$ -	$ (808)	$ 1,800

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a. Elron Electronic Industries Ltd. ("Elron" or "the Company"), an Israeli corporation, is a high technology operational holding company. Elron's global business is conducted through subsidiaries and affiliates and other companies, referred as "group companies", in which Elron invested, primarily in the fields of medical devices, communications, semiconductors, software products and clean technology.

b. On November 30, 2006, as part of a tender offer to purchase up to 4,440,000 ordinary shares of Elron for $12 per share, Discount Investment Cooperation ("DIC") purchased an additional 1.2% of the Company's outstanding shares. Following the above additional purchases of the Company's shares in 2006, DIC's interest in the Company increased from approximately 48% to approximately 49% of the Company's outstanding shares.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

a. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

b. Financial statements in U.S. dollars

The financial statements have been prepared in U.S. dollars, since the currency of the primary economic environment in which the operations of the Company, its principal subsidiaries and affiliates are conducted is the U.S. dollar. Most of the Company's assets and liabilities are in U.S. dollars, sales of its subsidiaries, affiliates and other companies are mainly in U.S. dollars and its investments are mainly done in U.S. dollars. Therefore, the functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

Transactions and balances in other currencies have been remeasured into U.S. dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" ("SFAS 52").

Accordingly, amounts in currencies other than U.S dollars have been translated as follows:

Monetary balances - at the exchange rate in effect on the balance sheet date.

Revenues and costs – at the exchange rates in effect as of the date of recognition of the transactions.

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial income expenses, net.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b. Financial statements in U.S. dollars (Cont.)

The financial statements of an affiliates accounted for under the equity method, whose functional currency is not the U.S. dollar, have been translated into dollars in accordance with SFAS 52. All balance sheet accounts have been translated using the exchange rate in effect at the balance sheet date. Statement of income amounts have been translated using average exchange rates prevailing during the year. The resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders' equity.

c. Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, in which the Company has a controlling voting interest. Inter-company balances and transactions have been eliminated upon consolidation. The minority interest amount adjusts the consolidated net income (loss) to reflect only the Company's share in the earnings or losses of any consolidated company. However, when the minority investment is in the form of a preferred security or other senior security which entitles the holders to a preference in liquidation and dividends, losses are not allocated to such minority interest in order not to reduce the carrying amount of the minority investment beyond the lower of the amount invested or liquidation value. When the subsidiaries equity is negative, subsidiary's loss is not allocated to such minority interest, unless the minority has a firm liability for finance subsidiary loss.

For different accounting treatment for minority interest starting January 1, 2009, see also z(iii) and z(iv).

The Company applies the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 provides a framework for identifying variable interest entities ("VIE") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities, (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations or (4) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

FIN 46 requires a VIE to be consolidated by the party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) that will absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no other variable interests absorb a majority of the VIE's losses), or both.

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c. Principles of consolidation (Cont.)

A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

As of the balance sheet dates the significant subsidiaries whose balances and results are consolidated are:

	December 31,	
	2007	2006
	% of outstanding share capital	
Elbit Ltd. ("Elbit")	100	100
DEP Technology Holdings Ltd. ("DEP")	100	100
RDC Rafael Development Corporation Ltd. ("RDC")	50.1	50.1
Mediagate Ltd. ("Mediagate")	100	100
SELA Semiconductors Engineering Laboratories Ltd. ("SELA")	70.6	65.9
Starling Advanced Communications Ltd. ("Starling")	68.1	72.4
Medingo Ltd. ("Medingo")	92.3	100

d. Business combinations

Business combinations have been accounted for using the purchase method of accounting. Under the purchase method of accounting the results of operations of the acquired business are included from the date of acquisition. The costs to acquire companies, including transactions costs, have been allocated to the underlying net assets of each acquired company in proportion to their respective fair values. Any excess of the purchase price over estimated fair values of the identifiable net assets acquired has been recorded as goodwill. For different accounting treatment starting January 1, 2009, see also z(iii).

e. Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash and have original maturities of three months or less at the date acquired.
Cash that is restricted as to withdrawal or usage is presented as a separate line item in the balance sheet as restricted cash.

f. Bank deposits

Bank deposits with original maturities of more than three months but less than one year are presented as part of short-term investments. Deposits are presented at their cost including accrued interest. Interest on deposits is recorded as financial income.

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g. Marketable securities

Management determines the classification of marketable investments in debt securities with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations at each balance sheet date.

Certain marketable securities accounted for under SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities", ("SFAS 115") are classified as available-for-sale. Accordingly, these securities are measured at fair value, with unrealized gains and losses reported net-of-tax in accumulated other comprehensive income (loss), a separate component of shareholders' equity. Realized gains and losses on sales of investments, and a decline in value which is considered as other than temporary, are included in the consolidated statement of operations. The Company considers a decline in value to be other than temporary with regard to available-for-sale marketable debentures when the fair value is lower than cost for a continuing period which exceeds six months when no indicators to the contrary exist and when the Company does not intend to hold the debentures until maturity. When computing realized gain or loss, cost is determined on an average basis.

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date. During 2007, 2006 and 2005, all marketable securities covered by Statement of Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities" were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive loss, a separate component of shareholders' equity, net of taxes. Realized gains and losses on sales of investments, and impairment of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

FASB Staff Position ("FSP") No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment" ("FSP 115-1") and SAB Topic 5M "Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities" provides guidance for determining when an investment is considered impaired, whether impairment is other-than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment decreased below its cost in an other-than temporary manner. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other than - temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force ("EITF") Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1") while retaining the disclosure requirements of EITF 03-1 which the Company adopted in 2003.

h. Inventories and contracts in progress

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items and technological obsolescence.

Cost is determined as follows:
Raw materials - using the "first in, first out" method.
Products in process - represents the cost of production in progress;
Finished Products - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs. Cost is measured on an average basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i. Investments in companies

Investments in common stock or in-substance-common stock of entities in which the Company has significant influence but less than a controlling voting interest are accounted for using the equity method ("affiliated companies") (see below for provisions of EITF 02-14). Significant influence is presumed to exist when the Company holds between 20%-50% of the investee's voting instruments. However, whether or not the Company has significant influence depends on evaluation of certain factors including among others, the Company's representation on the investee's board of directors, agreements with other shareholders, additional voting rights, participation in policy making processes, existence of material intercompany transactions, technological dependency and the extent of ownership by the Company in relation to the concentration of other shareholders.

The Company discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or is not otherwise committed to provide further financial support to the affiliate.

In July 2004, the Emergency Issued Tax Force ("EITF") reached a consensus on Issue No. 02 14, "Whether an Investor Should Apply the Equity Method of Accounting to Investment Other Than Common Stock" ("EITF 02-14"). EITF 02-14 states that the Company must appl the equity method of accounting to investments in common stock and in in-substance-commo stock if it has the ability to exercise significant influence over the operating and financia policies of the investee.
EITF 02-14 defines in-substance-common stock as an investment with similar risk and rewar characteristics to common stock.

The Company applies EITF 02-18 "Accounting for Subsequent Investments in an Investee after suspension of Equity Method Loss Recognition" ("EITF 02-18") in cases where the Company suspended equity method loss recognition in a certain investee, and it subsequently invests in the aforementioned investee (not resulting in the ownership interest increasing from one of significant influence to one of control). If the additional investment, in whole or in part, represents, in substance, the funding of prior losses, the Company recognizes previously suspended losses up to the amount of the additional investment determined to represent the funding of prior losses. Whether the investment represents the funding of prior losses. however, depends on the facts and circumstances.

According to EITF 99-10, percentage used to determine the amount of equity method losses in circumstances where the Company's ownership in an affiliate is in the form of a preferrec security or other senior security, the Company recognizes losses based on the ownership leve of the particular affiliate's security or loan held by the Company to which the equity methoc are being applied.

The excess of the investment over the proportional fair value of net tangible assets of th investee is attributed to technology and other identifiable intangible assets and the residua amount invested is allocated to goodwill. Technology and other identifiable intangible asset are amortized over a weighted averaged period of approximately 11 years, commencing fron the acquisition date. Goodwill embedded in an equity method investment is not amortized Instead it is subject to an other than temporary impairment assessment together with th entire carrying value of the investment.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i. Investments in companies (Cont.)

Gains arising from issuance of common or in substance common shares by affiliated companies to third parties are recorded as income in the consolidated statements of operations, unless the issuing company is a development stage company for which the gain (loss) from issuance is accounted for as an equity transaction pursuant to Staff Accounting Bulletin ("SAB") No. 51 "Accounting for Sales of Stock by a Subsidiary".

When an investment in common stock or in-substance common stock, that was previously accounted for on other than the equity method, becomes qualified for use of the equity method by an increase in level of ownership, the equity method of accounting is applied retrospectively and financial statements of prior periods are adjusted accordingly.

Investments in partnerships in which the Company has a greater than five percent interest, are accounted for under the equity method.

Investments in non-marketable securities of companies, in which the Company does not have the ability to exercise significant influence over their operating and financial policies, and investments in non-marketable companies that are not common stock or in-substance-common stock, are presented at cost.

Management evaluates investments in affiliates and other companies for evidence of other than temporary declines in value. When relevant factors indicate a decline in value that is other than temporary, the Company records a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, budget versus actual results, business plans, financial statements, etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, failure of research and development efforts, extremely negative deviation from the business plan, credit defaults, specific conditions affecting the investment such as in the industry or in geographic area and subsequent rounds of financings at an amount below the cost basis of the investment. This list of factors is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. See also note 8(3)a and b.

j. Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

	%
Building (*)	4
Computers, Machinery and Furniture	6 - 33 (mainly 33%)
Motor vehicles	15
Leasehold improvements	over the term of the lease

(*) The building was sold during 2007, see also note 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k. Impairment and disposal of long-lived assets

The Company and its subsidiaries' long-lived assets (including identifiable intangible assets subject to amortization) are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment is measured by the difference between the carrying amount of the asset and its fair value. Assets held for sale are reported at the lower of their carrying amount or fair value less costs to sell. During 2005-2007 no impairment losses have been identified.

l. Intangible assets

Intangible assets include mainly technology, costumer relations, goodwill and other identifiable intangible assets acquired in connection with a businesses combination. Technology and other identifiable intangible definite lived assets are amortized over their estimated useful lives.

The Company evaluates the amortization periods of all identifiable intangible assets to determine whether events or circumstances warrant revised estimates of useful lives.

Under SFAS No. 142 "Goodwill and other Intangible Assets" ("SFAS 142") goodwill and intangible assets with indefinite lives are no longer amortized but instead are tested for impairment at least annually (or more frequently if impairment indicators arise).

SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of the unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit .

Fair value of the company's reporting unit is determined, inter alia, using market related capitalization.

In 2005 when performing the first phase of the goodwill impairment test, the fair value of the systems and projects segment (reporting unit) of Elron Telesoft Ltd. and Elron Telesoft Export ("The ET Group"), which is included in discontinued operations, was found to be lower than its carrying value. Therefore the second phase of the goodwill impairment test was then performed and as a result goodwill was written down by $1,300 in 2005. The fair value of the reporting unit was determined using the discounted cash flow method. Significant estimates used in the discounted cash flow methodology include estimates of future cash flows, future short-term and long-term growth rates and discount rates. The Company performs its annual impairment tests during the fourth fiscal quarter of each year.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l. Intangible assets (Cont.)

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

m. Convertible Debentures and Options to Convertible Debentures

The company has elected pursuant to FAS 155, to present the Convertible Debentures and the Options to Convertible Debentures issued by Starling, , at their fair value, in the balance sheet and the changes in their fair value is charged to the state of operations as finance income or expenses, net. See also note 3.e.

n. Revenue recognition

The Company's subsidiaries (including former subsidiaries which results are included in discontinued operations) sell software license support and services systems and disposable medical products.

Software sales are accounted for in accordance with Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. Other product sales and revenues are accounted for in accordance with SAB No. 104, "Revenue Recognition in Financial Statements" ("SAB 104").

Revenues from license fees or product sales are recognized when persuasive evidence of an arrangement exists delivery of the product has occurred, the fee is fixed or determinable, no significant obligation exist and collectibility is probable.

When the products are sold with a warranty (up to one year), a provision is recorded at the time of sale for probable costs, in connection with the warranties, based on the Company's subsidiaries' experience and estimates.

Revenues from software licenses that require significant customization, integration and installation (included in discontinued operations) are recognized based on SOP 81-1, "Accounting for Performance of Construction Type and Certain Production - Type Contracts", according to which revenues are recognized on a percentage of completion basis. Percentage of completion is measured by the efforts expended method based on the ratio of hours performed to date to estimated total hours at completion. Anticipated losses on contracts are charged to earnings when identified. Estimated gross profit or loss from contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis. Revenues derived from software licensing arrangements based on new technology, in which the Company's subsidiary does not have sufficient prior experience and estimates are not reasonably determinable, are recognized using the completed-contract method.

Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not recognized as revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n. Revenue recognition (Cont.)

Revenues from cost plus service agreements are recognized as the services are performed, based on the costs incurred.

o. Research and development costs

Research and development costs, net of grants received, are charged to the statement of operations as incurred. SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the subsidiaries' product development process, technological feasibility is established upon completion of a working model. Costs, incurred by the Company's subsidiaries between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, research and development costs are charged to the statement of operations, as incurred.

p. Advertising costs

Advertising costs are charged to the consolidated statement of operations as incurred.

q. Royalty-bearing grants

Royalty-bearing grants from the Government of Israel and other governmental institutions for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred. Such grants are included as a deduction of research and development costs, since at the time received it is not probable that they will be repaid.

Research and development grants received by certain of the Company's subsidiaries in 2007 amounted to $1,038 (2006 - $1,982, 2005 - $1,528).

r. Income taxes

1. The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("Fas 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined for loss carryforwards and other temporary differences between financial reporting and tax bases of assets and liabilities, using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.
2. In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained) otherwise a full liability in respect of a tax position not meeting the more-than-likely-than-not criteria is recognized. Under step two, the tax benefit is measured as the largest amount of

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r. Income taxes (Cont.)

benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to "FAS 109". This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. (See also note 14).

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 is reported as an adjustment to the opening balance of retained earnings. The adoption of FIN 48, as of January 1, 2007, did not have any effect of the Company's retained earnings and financial position.

s. Income (loss) per share

Basic net income (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of ordinary shares and ordinary share equivalents outstanding during the year; ordinary share equivalents are excluded from the computation if their effect is anti-dilutive.

t. Stock based compensation

Effective January 1, 2006 ("the effective date"), the Company applies SFAS No. 123(R), "Share-Base Payment" ("SFAS 123(R"), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123(R) requires the measurement and recognition of compensation expenses based on estimated fair value for all shared based payment awards made to employees and directors. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R).

The Company, its subsidiaries and its affiliated companies adopted SFAS 123(R) using the modified-prospective method. According to the modified-prospective method, compensation cost is recognized beginning with the effective date (a) based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the grant date fair value estimated in accordance with the provisions of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

Previously, effective January 1, 2003 the Company and its subsidiaries adopted the fair-value-based method of accounting for share-based payments based on the provisions of SFAS 123, using the prospective methods described in SFAS 148, "Accounting for Stock- Based Compensation- Transition and Disclosure".

Because 1) SFAS 123(R) must be applied not only to new awards but also to previously granted awards that are not fully vested on the effective date, 2) the Company adopted SFAS 123 using the prospective transition method (which applied only to awards granted, modified or settled after January 1, 2003), and 3) prior to January 1, 2006, the Company's affiliated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t. Stock based compensation (Cont.)

companies applied APB 25 whereby compensation cost is measured based on the intrinsic value of the options granted, compensation cost for some previously granted but unvested awards in the Company, its subsidiaries and in its affiliated companies that were not previously determined at fair value, are measured and recognized under the provisions of SFAS 123(R) starting in 2006.

The expense related to stock-based employee compensation included in the determination of net income for 2005, is less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS 123. If the Company, its subsidiaries and its affiliated companies had elected to adopt the fair value recognition provisions of SFAS 123 as of its original effective date, pro forma net income and pro forma basic and diluted net income per share would be as follows:

	Year ended December 31, 2005
Net income , as reported	$ 47,335
Add: Stock-based employee compensation expense included in reported net income	347
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards	2,739
Pro forma net income	$ 44,943
Net income per share:	
Basic - as reported	$ 1.61
Basic - pro forma	1.53
Diluted – as reported	1.60
Diluted - pro forma	1.52

The Company recognizes compensation expenses for the value of its awards over the requisite service period of each of the awards using the straight line method.

The fair value of stock options for the Company was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2007, 2006 and 2005:

	2007	2006	2005
Risk-free Interest Rate	4.61%	4.75%	4.75%
Expected Dividend Yield [1]	0%	0%	0%
Expected Volatility[2]	33%	38%	38%
Expected Lives[3]	4.25	2.8	2.8

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t. Stock based compensation (Cont.)

[1] According to the Company's 2003 option plan, the exercise price is to be reduced in the event of a distribution of a dividend in the amount of the dividend distributed per share. Accordingly, the Company, when calculating fair value of the options based on the Black-Scholes option-pricing model, assumes a 0% dividend yield.

[2] The Company used its historical volatility over the period of the expected lives of the options.

[3] The Company determined the expected life of the options according to vesting and exercise terms of the options based on its past experience and used the "simplified" method when applicable.

The Company's additional disclosures required by SFAS 123R are provided in Note 16.

Call options granted to employees to purchase shares in subsidiaries, affiliates and other companies are recorded at fair value at each reporting date using the Black-Scholes option-pricing model. The fair value of the call option is recorded as a liability and changes in the liability are recorded as compensation expenses in the statement of operations.

u. Comprehensive income

Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting shareholders equity that under generally accepted accounting principles are excluded from the net income (loss). For the Company, such items consist of unrealized gains and losses on available for sale securities and foreign currency translation adjustments (See Note 24).

v. Severance pay

The Company's and some of its subsidiaries' liability for severance pay, with respect to their Israeli employees, is calculated pursuant to Israeli severance pay law and employee agreements based on the most recent salary of the employees. The Company's liability for all of its Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

Some subsidiaries agreements with employees, specifically state, in accordance with section 14 of the Severance Pay Law -1963, that the Company's contributions for severance pay shall be instead of severance compensation and that upon release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, for companies which have signed section 14, related obligation and amounts deposits on behalf of such obligation, are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements.

Severance pay expenses for the years ended December 31, 2007, 2006 and 2005 amounted to $920, $833 and $354, respectively.

Severance pay expenses for the year ended December 31, 2005 presented in the discontinued operations amounted to $28.

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w. Discontinued operations

Under SFAS 144, when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

x. Fair value of financial instruments

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments", requires disclosure of an estimate of the fair value of certain financial instruments. The Company's financial instruments consist of cash and cash equivalents, marketable securities, short-term deposits and debentures, trade receivables, other receivables, trade payables, other payables and short-term and long-term bank loans. The estimated fair value of these financial instruments approximates their carrying value as of December 31, 2007 and 2006, unless otherwise stated. The estimated fair values have been determined through information obtained from market sources and management estimates.
The carrying amounts of loans to and investments in non-public companies which were presented as investment in other companies, were $70,753 and $66,750 at December 31 2007 and 2006, respectively, and they represent the original cost, net of any impairment charges since the dates of acquisition.
The estimated fair value of these companies' investments is not presented due to the lack of a quoted market price.

y. Concentrations of credit risk

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable debentures and trade receivables.

Cash and cash equivalents and bank deposits are invested mainly in U.S. dollars with major banks in the United States and Israel. 69% of marketable debentures are debentures of U.S government agencies with high credit quality and with limited amount of credit exposure to any U.S agency. The other 31% are corporate debentures with high credit quality and with limited amount of credit exposure to any corporation. Accordingly, the Company's management believes that minimal credit risk exists with respect to these investments.

Trade receivables are derived from sales to major customers located primarily in the U.S Europe and in Asia. The Company's subsidiary performs ongoing credit evaluations of their customers and obtain letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is recognized with respect to those amounts that were determined to be doubtful of collection.

As of the balance sheet date there is no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z. Recently issued accounting pronouncements

i. In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards. The Company will adopt SFAS No. 157 effective on January 1, 2008.

ii. In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value which will be determined according to SFAS 157 mentioned above. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company believes that the adoption of SFAS No. 159 will not have any significant effect on the Company's financial statements, results of operations or financial position, since the Company will not apply the fair value option for its existing assets and liabilities as of January 1st 2008.

iii. In December 2007, the FASB issued SFAS 141(R), "Business Combinations" ("SFAS 141(R)"). This Statement replaces SFAS 141, "Business Combinations", and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)'s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.

SFAS 141(R) also amends SFAS No. 109, "Accounting for Income Taxes", to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets, to, among other things; provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z. Recently issued accounting pronouncements (Cont.)

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141R is not expected to have any effect on accounting for current subsidiaries.

iv. In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 amends ARB 51, "Consolidated Financial Statements", to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008.

v. In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110 ("SAB 110"), which, effective January 1, 2008. SAB 110 amends and replaces Staff Accounting Bulletin No. 107 ("SAB 107"), Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a "simplified" method in developing an estimate of expected term of "plain vanilla" share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the "simplified" method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the "simplified" method, which was first described in SAB 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the "simplified" method for "plain vanilla" awards in certain situations. The SEC staff does not expect the "simplified" method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available.
The adoption of SAB 110 would not have any effect on the Company's financial statements.

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES

a. Elron Telesoft

On December 29, 2005, Elron sold all of its shares of Elron Telesoft Ltd. and Elron Telesoft Export ("The ET Group") to ECtel Ltd. (NASDAQ: ECRX) for $2,100. The above transaction resulted in an immaterial gain (due to previous impairment charges which were recorded on the ET Group assets).
According to SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations when the operations and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component. The business sold by the ET Group met the criteria for reporting discontinued operations and therefore the results of operations of the business for the periods presented and the gain on the sale had been classified as discontinued operations in the statement of operations.

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

b. Galil

Galil Medical Ltd. ("Galil") develops, manufactures and markets cryotherapy platform incorporating powerful freezing technology and proprietary needle design for minimally invasive treatments for various clinical applications.
On December 8, 2006 Galil has completed a $40,000 financing in consideration for 74,962,166 preferred A1 shares, led by U.S. venture capital funds namely, Thomas, McNerney & Partners, The Vertical Group and Investor Growth Capital (the "new investors"). As part of the financing round, the new investors purchased shares from certain existing shareholders of Galil, for approximately $8,000 of which approximately $2,650 were purchased from Elron's subsidiary, RDC. In addition, loans in the amount of approximately $3,600 previously granted to Galil by Elron, RDC and DIC, were converted into 6,746,596 preferred A2 shares of Galil of which Elron's share was approximately $1,400 and RDC's share was approximately $800. The sale of the shares in RDC and the conversion of the loans granted by RDC and Elron were done as part of the same transaction. Accordingly, only the cash received in excess of the converted loans represents consideration for the sale of Galil's shares by RDC. As a result, a gain in the amount of approximately $600 was recorded ($0 net of minority interest since the converted loans exceeded the cash received on a consolidated basis).

Following the above transactions, Elron and RDC holds approximately 12% and 17%, respectively, of Galil's outstanding shares. As a result of the decrease in Elron's and RDC's interest in Galil, Elron ceased to consolidate Galil's financial statements.
On December 8, 2006 Galil also completed the sale of its 25% interest in Oncura Inc ("Oncura") to Oncura's 75% shareholder, and purchased from Oncura the urology related cryotherapy business for a net consideration of $20,000. Following the transaction, the cryotherapy business is solely owned and operated by Galil. Galil recorded the additional 75% of the cryotherapy business purchased, based on its fair value (determined as the consideration paid). As a result of the sale of Oncura and the purchase of the cryotherapy business, Galil recorded loss in the amount of approximately $1,700 (not including transaction costs). Elron's share in the above loss amounted to approximately $600, included as part of the line item "Equity in losses of affiliated companies" in the statements of operations.

c. Enure

1. On October 2, 2005, Elron completed an investment of approximately $4,000 in Enure ("Enure"), in consideration for 8,547,600 Series A preferred shares ("The 2005 investment"). Enure is an Israeli software company engaged in developing unique solutions in the field of broadband services management and home networks. Following Elron's above investment, Elron holds approximately 44% of Enure, on a fully diluted and on an as converted basis (approximately 57% on an outstanding basis). After the completion of the 2005 investment, Elron controlled Enure. Therefore, Enure's financial statements were consolidated in the Company's consolidated financial statements. The majority of the purchase price was allocated to cash and other monetary current assets and liabilities.

2. On August 10, 2006, Enure completed an additional $4,000 financing round ("the additional financing round"), of which Elron invested $500 and a new investor invested $3,500. This round was a continuation to the 2005 investment. As a result of the additional financing round, Elron's interest in Enure decreased from 44% to 34% on a fully diluted basis and on an as converted basis, respectively (and to approximately 41% on an outstanding basis), resulting in Elron ceasing to control Enure. The aggregate investment in Enure in the amount of $8,000 was in consideration for 17,095,200 Series A preferred shares, of which Elron received 9,616,050 Series A preferred shares of Enure.

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

c. Enure (Cont.)

After the additional financing round Enure was considered to be a variable interest entity, however, the Company was not the primary beneficiary of Enure. In addition, as a result of the decrease in Elron's interest in Enure occurred as a result of the additional round, and since Elron was not the primary beneficiary of Enure, Elron ceased to consolidate Enure's financial statements following the additional financing round. (See also note 8(3)I.).

d. 3DV

3DV Systems Ltd. ("3DV") develops a unique video camera technology capable of capturing the depth dimension of objects in real time.
On December 12, 2006, 3DV completed a financing round of $20,100, led by new investors, Kleiner Perkins Caufield & Byers, a leading U.S venture capital fund, and Pitango Venture Capital, a leading Israeli venture capital fund. The investment was in two installments, the first of which was in the amount of $9,000, in consideration for 2,077,387 preferred B shares, which was invested immediately and the second installment will be invested upon completion of a milestone as defined in the share purchase agreement. As part of the first installment Elron and RDC invested together an amount of approximately $1,100 and converted $5,100 previously granted loans, all in consideration for 1,409,853 preferred B shares (of which Elron's share was 587,207 preferred B shares and RDC share was 822,646 preferred B shares). Elron and RDC also converted previously granted loans in the amount of approximately $950 to 179,665 preferred A shares. Following the completion of the investment, Elron's and RDC's holdings in 3DV, decreased from 29.9% and 44.8% to approximately 21.7% and 31.7%, respectively, of the shares of 3DV on a fully diluted and on an as converted basis (from approximately 35.7% and 53.5% to approximately 25.7% and 37.5%, respectively, on an outstanding basis and on an as converted basis). Following the new financing round, since 3DV is not considered a VIE and since Elron does not control 3DV, Elron ceased to consolidate 3DV's financial statements and the investment in 3DV was accounted for under the equity method. Since the Company's and RDC's investment and conversion of loans was to preferred B shares and since the Company's and RDC's investment in the converted loans was reduced to zero through the losses of 3DV, gain in the amount of $3,500 ($2,500 net of minority interest) was recorded in 2006 in order to reflect its share in the preferred B share capital.

e. Starling

On June 13, 2007, Starling Advanced Communications Ltd. ("Starling"), then a 72.5% subsidiary of Elron, completed an initial public offering on the Tel Aviv Stock Exchange (TASE) in Israel of shares and convertible securities (convertible, bearing annual 6% interest and NIS, ("New Israeli Shekels") Israeli CPI linked debentures ("Convertible Debentures") and options to the Convertible Debentures ("Options to Convertible Debentures") in consideration for aggregate gross proceeds of approximately NIS 57,000 (approximately $14,000). An amount of approximately $7,300 (amount denominated in NIS) proceeds from the issuance of the Convertible Debentures is restricted and will be released from the restrictions and used by Starling upon achieving certain milestones, no later than November 30, 2008. Elron invested approximately $4,000 as part of the offering in consideration for 619,700 ordinary shares, 8,675,800 convertible debentures and 86,758 options to convertible debentures. In addition, immediately prior to the offering, existing shareholders of Starling including Elron and its subsidiary, RDC, converted shareholder loans in the amount of approximately $6,500 into 6,488,783 ordinary shares and 393,126 Options to Convertible

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

e. Starling (Cont.)

Debentures. Following the offering, Elron's consolidated holdings (directly and through RDC) in Starling's outstanding shares decreased from 72.5% to approximately 68%. Since Elron still has control over Starling, Elron continues to account for Starling as a consolidated subsidiary.
The restricted cash amounted as of December 31, 2007 to $7,642 and bears interest at the rate of 3.95%.
According to SFAS No. 133 "Accounting For Derivative instruments And Hedging Activities" ("FAS 133") as amended by SFAS 155 "Accounting For Certain Hybrid Financial Instruments" ("FAS 155") and according to FASB staff position FAS 150-5 "Issuer's Accounting under FASB statement No. 150 for Freestanding Warrants and Other Similar Instruments on Share that are Redeemable" the Convertible Debentures and the Options to Convertible Debentures is to be presented, in each reporting period, at their fair value in the balance sheet
and the changes in fair value will be charged to the statement of operations as finance income (loss) finance income or expenses, net. As of December 31, 2007 the minority portion in the Convertible Debentures and in the Options to Convertible Debentures amounted to $5,549 and $830, respectively. The Convertible Debentures and the Options to Convertible Debentures held by the minority were presented as part of short term liabilities in the consolidated balance sheets.
Starling is considered a development stage Company. Accordingly, the changes in Elron's proportional shares of Starling's equity, resulting from the decrease in Elron's shares in Starling, have been accounted for as an equity transaction in accordance with SAB 51 and as a result a capital reserve of approximately $3,300 (approximately $2,480 net of minority interest) was recorded. See also note 15(d)5.

f. Medingo

In November 2007 ("the closing date"), Medingo Ltd. ("Medingo"), then wholly owned by RDC, completed a financing round of approximately $29,000 in consideration for 74,966 series A preferred shares pursuant to which Elron undertook to invest $22,200 and was granted an option to invest an additional $1,900 and Radius Ventures, a U.S. venture capital fund ("Radius") and others, undertook to invest $5,100. The investment was in two installments the first, in the amount of $ 16,700 of which Elron invested $14,200 (including $4,200 conversion of convertible loans, previously granted to Medingo by Elron and $950 as a result of the exercise of the option granted to Elron) and Radius invested $2,500.
In addition RDC also converted previously granted loans of approximately $2,000 into ordinary shares of Medingo.

All the shares in consideration for the $29,000 were issued at the closing date and the unpaid portion of the shares were held in trust pending the second installment.

As a result of the above investment, Elron and RDC hold 29% and 49%, respectively of Medingo's shares on a fully diluted basis and on an as converted basis (34% and 58%, respectively on an outstanding basis and on an as converted basis).
The excess of the purchase price over the share in the equity acquired by the Company on a consolidated basis with RDC amounted to $ 2,300 and was allocated to in process research and development activities ("IPR&D").
The write off of the IPR&D is included as part of "amortization of intangible assets in the statement of operations.
Since Elron controls Medingo, Elron continues to consolidate Medingo's financial statements in Elron's consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

f. Medingo (Cont.)

The agreement provided that Elron was entitled to transfer all or a portion of its unpaid shares in the amount of up to $9,000, and the rights related thereto to Rafael Advanced Defense Systems Ltd. ("Rafael"), (the other shareholder of RDC) and/or to RDC, in each event, at Rafael's discretion and instruction.

Dring February 2008, subsequent to the balance sheet date, Elron, Rafael and RDC, executed an agreement according to which Rafael agreed to transfer $9,000 to RDC for the purpose of investing in Medingo, and Elron agreed to assign a portion of its investment in Medingo in the amount of $9,000 which it already invested as part of the first installment, to RDC such that $18,000 of the total investment in Medingo will be considered an investment by RDC.

During February 2008, RDC, Elron and Radius and others invested the second installment in the amount of $9,000, $ 1,000 and $ 2,550, respectively.

As a result of the above agreement Elron's and RDC's holdings in Medingo are 7% and 70%, respectively on a fully diluted basis and on an as converted basis and 9% and 84%, respectively on an outstanding basis and on an as converted basis.

Medingo is developing solutions specifically for the needs of insulin-dependent diabetic patients. Medingo's device is a miniature dispensing patch, which is convenient, easy to use, discreet and more cost-effective than standard insulin pumps.

The minority interest presented in the balance sheet, includes an amount of $5,100 which was invested by Radius and others as above mentioned.

g. Sync- Rx

In December 2007, RDC completed a new investment in its group company, Sync- Rx Ltd., ("Sync-Rx") which was incorporated by RDC in the amount of $5,000 in two installments, of which $2,500 was invested in January 2008, and the balance will be invested in December 2008. RDC holds following this investments approximately 76% on a fully diluted basis and on as converted basis. As a result, Elron's holdings in Sync-Rx, indirectly through RDC is 38%. Sync-Rx developing and introducing major improvements in the efficacy, safety and simplicity of trans-catheter cardiovascular interventions. Since RDC controls Sync-Rx, Elron consolidated Sync-Rx financial statements in Elron's consolidated financial statements.

NOTE 4:- CASH AND CASH EQUIVALENTS

Includes bank deposits in U.S. dollars, bearing an annual weighted average interest rate of 4.66% per annum (December 31, 2006 – 5.08%) and bank deposits denominated in NIS bearing an annual weighted average interest rate of 3.67% per annum (December 31, 2006 – 4.26%).

NOTE 5: - SHORT-TERM INVESTMENTS

	Annual Weighted Average Interest rate as of December 31, 2007	December 31,	
	%	2007	2006
Certificate of deposits		-	9,082
Bank deposits	5.01	16,900	10,835
		$ 16,900	$ 19,917

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: - AVAILABLE FOR SALE MARKETABLE SECURITIES

	Annual Weighted Average Interest rate as of December 31, 2007	December 31,	
	%	2007	2006
Available-for-sale securities: (1)(2)			
U.S. government agencies and corporate debentures	5.18	$ 29,730	$ 55,862
(1) Includes unrealized income		$ 437	$ 437
(2) Includes unrealized loss		$ (186)	$ (38)
*) In 2006 unrealized losses in the amount of $519, were reclassified as financing loss due to an other than temporary decline in value of certain securities.			

	December 31, 2007 Maturities
As of December 31, 2007:	
Available-for-sale securities:	
Due in one year or less	$ 18,816(*)
Due after one year to three years	7,632
Due after three years to five years	1,337
Due after five years to ten years	1,945
	$ 29,730

(*) After the balance sheet date, approximately $17,000 available for sale marketable securities were sold.

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES

a. Affiliated companies are as follows:

	Note	December 31, 2007	December 31, 2006
		Consolidated % of outstanding share capital	
Given Imaging	7d(1)	27.4	25.4
ChipX	7d(2)	29.1	28.7
Wavion	7d(3)	49.5	38.0
Oren Semiconductors	7d(4)	-	-
Galil	3b	29.0	29.0
3DV	3d	63.2	63.2
NetVision	7d(5)	16.0	36.1
Ellara (formerly –AMT)	7d(6)	36.6	33.7
Oncura	7d(7)	-	-
Pulsicom	-	-	18.2
Notal Vision	-	23.3	23.3
CellAct	-	-	45.0
Aqwise	7d(8)	34.0	-
Radlive	7d(9)	29.1	-
Journeys	7d(10)	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

b. Composition of investments: (1)(2)

	December 31	
	2007	**2006**
Given Imaging	89,969	72,5
Netvision	30,293	13,1
Galil	1,069	6,1
Others	10,020	8,5
	$ 131,351	$ 100,3
[1] Includes loans and convertible loans (bearing a weighted average interest rate of 6.58% per annum (December 31, 2006 – 6.74%))	$ 1,486	$ 1,0
[2] Difference between the carrying amounts of investments and the Company's share in the net equity of affiliates, generally attributed to technology, goodwill and other intangible assets	$ 63,417	$ 50,

c. Fair market value of publicly traded companies:

		December 31	
		2007	**2006**
	Stock Exchange	**U.S. dollars in millions**	
Given Imaging	Tel-Aviv and NASDAQ	$ 186.1	$ 14
Netvision	Tel-Aviv	53.0	5

d. Additional information

1. Given

Given Imaging Ltd. ("Given"), a medical device company that develops, manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsules.

a. During 2005 a former senior employee of RDC exercised options previously granted to him, and purchased from RDC 70,200 shares of Given in consideration for approximately $12 and the elimination of the related liability previously recorded in RDC'S books. As a result, RDC recorded a gain of approximately $1,200 (net gain of approximately $500 net of tax and minority interest).

b. During August 2006 and May 2007, Elron purchased, in a series of open market transactions, 539,721 and 717,366, respectively, ordinary shares of Given, for an aggregate purchase consideration of approximately $10,000 and $18,700 respectively. As a result of the transactions, Elron's direct and indirect ownership interest in Given increased from approximately 19.3% to approximately 21.2% and 23%, respectively, of Given's outstanding ordinary shares.
In parallel transactions, DIC , purchased the same number of shares of Given for the same aggregate consideration in both transactions, increasing its holdings from approximately 12.4% to approximately 14.3% and 16%, respectively, of Given's outstanding ordinary shares.

U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

d. Additional information (Cont.)

The excess of the purchase price over the Company's share in the equity acquired amounted to approximately $8,100 and $16,100, respectively, and was allocated as follows: approximately $6,300 and $8,300, respectively, to intangible assets other than goodwill, such as customer relationships and technology, approximately $1,000 and $1,400, respectively, to IPR&D and approximately $800 and $6,400, respectively, to goodwill. The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 10.5 and 10 years, respectively.

The amount allocated to IPR&D was charged immediately to the statements of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"). The amortization of the identifiable intangible assets as well as the write-off of the IPR&D are included as part of the line item "Equity in losses of affiliated companies" in the statements of operations of 2006 and 2007.

c. As of December 31, 2007 the Company holds directly and indirectly approximately 23% of the shares of Given on a fully diluted basis.

2. ChipX

ChipX Incorporated ("ChipX") is a manufacturer of late stage programmable structured ASICs (application-specific integrated circuits). In May 2006, ChipX completed a private placement round from existing shareholders of $6,000, of which Elron invested approximately $ 2,300.

In February 2007, ChipX, completed the acquisition of the US ASIC (application specific integrated circuits) business assets of Oki Semiconductor Company, a division of Oki America Inc. In addition, ChipX and Oki Semiconductor have signed a collaboration agreement which will enable ChipX to gain access to Oki Semiconductor's technology, libraries and foundry services. In April, 2007 ChipX completed a private placement of $4,000 from existing shareholders, of which Elron invested $1,300. The proceeds will be used mainly to finance ChipX sales and marketing activities in connection with the acquisition of the US ASIC business of Oki Semiconductors. As a result of the above-mentioned transactions, Elron holdings in ChipX is 23% on fully diluted basis and on as converted basis.

3. Wavion

Wavion is a developer of broadband wireless access systems for Wi-Fi networks. In each of 2005 and 2006, Elron invested approximately $1,400 in Wavion Inc. ("Wavion") in consideration for 1,696,728 Series B preferred shares in each year, out of an aggregate amount of $3,600 invested each year in Wavion by existing shareholders. As a result Elron's share in Wavion increased from 37.5% to 37.8% in 2005 and to 38% in 2006.

During the third quarter of 2007, Elron together with certain other stockholders ("Participating Stockholders") signed a stock purchase agreement (the "Series A purchase agreement") with Wavion relating to an aggregate investment of up to $10,000, in three separate installments, of which an aggregate of $3,600 was invested

U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

d. Additional information (Cont.)

immediately in consideration for Series A preferred shares, of which Elron invested approximately $1,700. The remaining balance of the investment may be invested by the Participating Stockholders pro rata to their holdings in Wavion, in two installments, during the fourth quarter of 2007 (subsequently delayed to the first quarter of 2008) and the second quarter of 2008 respectively. As part of the financing, all previously existing series of preferred shares were converted into ordinary shares. In addition, the Participating Stockholders purchased the shares held by another shareholder in Wavion on a pro-rata basis.

During March 2008, subsequent to the balance sheet date, Elron together with another shareholder of Wavion completed the second installment of the Series A Purchase Agreement investing an aggregate of $3,200 of which Elron invested approximately $2,000, as well as purchased all the shares held by another stockholder in Wavion ("Purchased Shares"), of which Elron purchased 75% of the Purchased Shares, in consideration for 10% of the proceeds of the Purchased Shares from a future exit event, as defined in the definitive agreement. Following these transactions, Elron holds approximately 57% of the as converted outstanding share capital of Wavion.

Wavion is considered to be a variable interest entity. However, the Company is not the primary beneficiary of Wavion, and accordingly has not consolidated Wavion. As of December 31, 2007, the Company has no exposure to loss as a result of its investment in Wavion since it is presented in a negative amount.

4. Oren

On June 10, 2005, Zoran Corporation (NASDAQ: ZRAN) ("Zoran") completed the acquisition of Oren Semiconductors Inc. ("Oren"). Prior to the transaction, Zoran held approximately 17% of Oren. The consideration paid by Zoran to the other shareholders in Oren was determined based on a value of Oren of $53,500. Zoran paid approximately $44,600 in the form of cash and Zoran common stock for the remaining 83% of Oren. Upon completion of the transaction, Elron received cash of approximately $12,500 and Zoran common stock with a value of approximately $7,700 (based on the market price of Zoran shares on the date of completion). For the assurance of Oren's representations in accordance with the agreement, an amount of approximately $1,900 out of the cash received was deposited in an escrow account, of which half was received in June 2006 and the second half received in June 2007. As a result of the sale, Elron recorded a gain, in 2005, of approximately $19,700 (approximately $17,200 net of taxes).
In July 2005, Elron sold all shares of Zoran received by it in the aforementioned sale for approximately $8,800 and recorded a gain of approximately $1,100 (approximately $700 net of tax).

5. NetVision

a. NetVision provides Internet services and solutions in Israel and international telephony services through Voice over IP technology.

U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

d. Additional information (Cont.)

5. NetVision (Cont.)

b. On May 19, 2005, Netvision completed its initial public offering on the Tel Aviv Stock Exchange in Israel of shares and convertible securities in consideration for the immediate net proceeds of approximately NIS 135 million (approximately $31,000). Out of the proceeds received, an amount of approximately NIS 38 million (approximately $8,600) was allocated to the shares and an amount of approximately NIS 97 million (approximately $22,400) was allocated to the convertible securities based on the relative fair value of such securities. Future proceeds from the exercise of options sold in the offering may amount to a maximum of approximately NIS 28.8 million (approximately $6,600). Elron and DIC each converted approximately $3,100 of loans into equity of Netvision immediately prior to the offering and $2,200 in loans was repaid to each Elron and DIC from the proceeds of the offering. As a result of the initial public offering, Elron's interest in Netvision decreased from 45.7% to approximately 39% (27.4% on a fully diluted basis including all convertible securities), resulting in a gain of approximately $3,000.

c. As a result of conversion of convertible debentures and exercise of employees options into Netvision common stock during 2006, Elron's interest in Netvision decreased from 39.1% to 36.1%. Therefore, Elron recorded during 2006 a gain in the amount of approximately $1,800.

d. On January 25, 2007, NetVision, then held 36% by Elron and 36% by DIC, completed the merger with Barak I.T.C (1998) International Telecommunications Services Corp Ltd. ("Barak") and the merger with GlobCall Communications Ltd. ("Globcall"), following which NetVision purchased from Barak shareholders all of Barak's issued share capital in exchange for approximately 46.5% of NetVision's share capital immediately after the transaction ("Barak Merger"), and from DIC, all of GlobCall's issued share capital in exchange for approximately 7% of NetVision's share capital immediately after the Barak Merger and the transaction ("GlobCall Merger"). The above mentioned exchange ratios were based upon company valuations, that were issued to the parties by independent appraisers, according to which NetVision's value was estimated to be between 533 million NIS (approximately $122,000) and 621 million NIS (approximately $142,000), Barak's value was estimated to be between 456 million NIS (approximately $105,000) and 529 million NIS (approximately $121,000), and GlobCall's value was estimated to be between 67 million NIS (approximately $15,000) and 90 million NIS (approximately $21,000). Barak is a subsidiary of Clal Industries and Investments Ltd. ("Clal"). Elron, Clal and DIC, are part of the IDB group.

Following the transactions, Elron's, DIC's and Clal's holdings in NetVision decreased to approximately 18%, 25% and 29%, respectively. The merger was recorded in NetVision's financial statements based on the fair market value of NetVision ordinary shares issued, according to the purchase method of accounting (according to US GAAP). As a result of the Barak merger and GlobCall merger, Elron recorded gain of approximately $10,300 ($9,100 net of tax).

U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

d. Additional information (Cont.)

5. NetVision (Cont.)

e. During June and December 2007, NetVision raised in two private placements an amount of approximately 112,200 NIS (approximately $28,000). As a result, Elron's holding in NetVision decreased to approximately 16%, resulting in a gain of approximately $2,400 ($1,900 net of tax).
In addition, Elron recorded gain in the amount of approximately $1,100 ($800 net of tax) as a result of exercise of options and debentures in NetVision.

f. As of December 31, 2007 the Company holds approximately 14% of the shares of Netvision on a fully diluted basis.

Elron continues to account for NetVision under the equity method of accounting as together with DIC and Clal, Elron has a significant influence over Netvision.

6. Ellara (formerly – AMT) (Advanced Metal Technology Ltd.)

The Ellara group develops technologies and products based on amorphous metals. On June 8, 2006, Elron completed an investment of $5,000 in convertible A1 notes of Ellara, as part of a financing round of $14,000 led by Shamrock Israel Growth Fund, an Israeli private equity fund. The investment in Ellara was in two installments, the first of $2,500 was invested immediately. The second installment of $2,500 was invested during December 2006 (an amount of approximately $700) and during January 2007 (an amount of $1,800). In addition, Elron and other shareholders of Ellara converted previously granted loans in the amount of $1,000 into convertible A1 notes of Ellara, of which Elron's share is $500. In connection and together with the above financing round, Ellara issued convertible A2 notes which are convertible into A-7 preferred shares to certain minority shareholders in its affiliates and subsidiaries, in consideration for their holdings in those companies (the "SWAP"). The convertible A notes previously held by Elron and the convertible A2 notes issued as part of the SWAP have the same level of preference. Accordingly, and since the convertible A notes and A2 notes are considered in substance common stock, Elron recorded a gain of approximately $1,000 as a result of the SWAP transaction and the issuance of convertible A2 notes to third parties. Following the above financing round and SWAP, Elron's holdings in Ellara decreased from approximately 41.8% to approximately 34% on an as converted basis.

On August 15, 2007, Elron completed an investment of $1,900 in convertible A3 notes of Ellara as part of a financing by the shareholders of Ellara in the aggregate amount of $2,600. The A3 notes rank prior to any other notes with regard to the liquidation preference rights. Following the above financing round, Elron's holdings in Ellara increased from approximately 34% to approximately 37% on an as converted basis. In addition, in January 2008, subsequent to the balance sheet date, Elron invested an additional aggregate $1,000 in loans bearing an interest rate of LIBOR plus 3.5% per annum.

Since the investment in convertible notes is considered to be an investment that is in in- substance common stock, the investment in Ellara is accounted for under the equity method.

U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

d. Additional information (Cont.)

7. Oncura

Oncura provided minimally invasive treatment options for prostate cancer using brachytherapy and cryotherapy technologies. Oncura was held 25% by Galil and 75% by GE. In 2005, due to an impairment of a certain intangible relating to a contract, Galil wrote down an amount of $1,700 ($800 net of minority interest), which is the unamortized portion of the investment amount allocated to the aforementioned intangible asset at the date of the investment in Oncura. In addition, in light of Oncura's results, Galil recorded in 2006 and 2005 an impairment loss on the investment in Oncura in the amount of $6,100 and $ 3,400 , respectively (Elron's share net of minority interest $2,500 and $1,400, respectively, due to an other than temporary decline in value of such investment. The impairment losses were presented in the statement of operations in the line item "equity in losses of affiliated companies". See also Note 3(b) regarding the sale of all of Galil holdings in Oncura.

8. AqWise

On March 15, 2007, Elron completed the acquisition of approximately 34% of the outstanding ordinary shares of AqWise – Wise Water Solutions Ltd. ("AqWise"), an Israel-based water technology company, from Polar Investments Ltd. (TASE: PLR) and other existing shareholders in consideration for approximately $3,400.

AqWise headquartered in Israel with offices in Mexico, provides advanced biological wastewater treatment technologies. AqWise's patented AGAR® (Attached Growth Airlift Reactor) technology increases capacity and nutrient removal in wastewater treatment plants, utilizing advanced bio film technology to be used in existing plants or in new plants with limited space.

The excess of the purchase price over the company's share in the assets acquired and liability assumed amounted to approximately $3,400 and was allocated to intangible assets other then goodwill such as customers contracts and technology. The amounts allocated to the above intangible assets will be amortized on a straight-line basis over their weighted average expected useful life of 11 years.

Since the investment was in ordinary shares, the investment in AqWise is accounted for under the equity method of accounting under the provisions of APB 18.

9. Radlive

On May 30, 2007 Elron completed a new investment of approximately $3,750 in Radlive Ltd. ("Radlive"), an Israeli company in consideration for 3,750,000 series A Preferred shares of Radlive. The aggregate financing round of $7,650 was jointly led by Elron and Gemini Israel Funds. As a result of the investment, Elron holds approximately 25% of Radlive's equity on a fully diluted basis and on an as converted basis.
Radlive is engaged in the development of high definition telephony technologies and applications.

The excess of the purchase price over the company's share in the assets acquired and liability assumed amounted to approximately $700 and was allocated to intangible assets other than goodwill such as technology. The amounts allocated to the above intangible assets will be amortized on a straight-line basis over their weighted average expected useful life of 5 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

d. Additional information (Cont.)

9. Radlive (Cont.)

Since the investment in Preferred A shares is considered to be an investment that is in-substance common stock, the investment in Radlive is accounted for under the equity method.

10. Journeys

On July 1, 2007, Elron completed a new investment by providing a convertible loan of $300 followed by an additional $300 convertible loan granted, on November 1, 2007, to Journeys Ltd. ("Journeys"). Journeys is engaged in the development of a casual internet multiplayer game appealing to a wide audience.

e. Summarized information

Summarized combined financial information is as follows:

	Given	Netvision	Galil	AMT	Other
December 31, 2007:					
Balance sheet information:					
Current assets	$ 112,783	$ 117,401	$ 22,962	$ 4,040	$ 34,290
Non-current assets	64,533	214,135	30,085	3,463	8,900
Total assets	177,316	331,536	53,047	7,503	43,190
Current liabilities	37,787	95,664	7,906	3,021	18,056
Non-current liabilities	3,938	43,954	1,403	40,554	12,335
Minority interest	1,996	2,230	-	232	-
Redeemable preferred stock	-	-	-	-	53,071
Shareholders' equity (deficiency)	133,595	189,688	43,738	(36,304)	(40,272)
Year Ended December 31, 2007:					
Statement of operations information:					
Revenues	$ 112,868	$ 293,112	$ 25,622	$ 4,833	$ 34,887
Gross profit	78,304	4,634	17,362	3,844	11,008
Net income	15,185	6,019	-	-	-
Net loss	-	-	(9,269)	(6,864)	(29,911)

	Given	Netvision	AMT	Oncura(*)	Others
December 31, 2006:					
Balance sheet information:					
Current assets	$ 103,069	$ 48,854	$ 3,366	$ -	$ 53,629
Non-current assets	55,108	47,961	4,467	-	36,460
Total assets	158,177	96,815	7,833	-	90,08
Current liabilities	24,054	34,499	4,323	-	15,91
Non-current liabilities	22,838	32,587	33,093	-	9,892
Minority interest	3,499	1,955	232	-	-
Redeemable preferred stock	-	-	-	-	44,91
Shareholders' equity (deficiency)	107,786	27,774	(29,815)	-	19,35
Year Ended December 31, 2006:					
Statement of operations information:					
Revenues	$ 95,029	$ 94,026	$ 4,073	$ 41,664	$ 28,31
Gross profit	70,875	11,280	141	17,127	9,336
Net income	-	6,504	-	-	159
Net loss	(1,508)	-	(8,120)	(9,566)	(33,503

(*) Balance sheet data was not included, statement of operation information was included for the period of January 1, 2006 to December 8, 2006- See note 3(b).

U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

e. Summarized information (Cont.)

	Given	Oncura	Others
Year Ended December 31, 2005:			
Statement of operations information:			
Revenues	$ 86,776	$ 72,063	$ 95,707
Gross profit	64,706	31,183	25,859
Net income	6,343	-	5,405
Net loss	-	(6,209)	(18,680)

f. Goodwill and intangible assets embedded in investments

The annual estimated amortization expense relating to intangible assets embedded in investments accounted for under the equity method, which will be included in the line item "Equity in losses of affiliated companies" in the statement of operations, for each of the five years in the period ending December 31, 2012 is approximately $5,200.

The weighted average amortization period of the intangible assets is approximately 11 years.

At the balance sheet date, the Company has goodwill in the amount of $16,900 embedded in investments accounted for under the equity method.

g. Impairment

As a result of an other-than-temporary decline in value of certain investments, the Company recorded impairment losses with respect to affiliated companies of $6,100 and $5,300 (including $1,700 relating to a certain intangible asset in an investee), in 2006 and 2005, respectively. Such impairment losses are included as part of the Company's equity in losses of affiliated companies.

NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES

	December 31	
	2007	2006
Marketable securities presented as available- for- sale securities: (1)	2,965	1,465
Partnerships	2,503	3,329
Other investments and long-term receivables (2)(3)	68,250	63,421
	$ 73,718	$ 68,215
(1) Includes unrealized gains	$ 1,708	$ 920

(2) During 2007 and 2006, Elron recorded impairment losses of approximately $9,200 and $600, respectively, in respect of certain investments and receivables. (see also note 8(3)b)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

(3) Other investments include mainly the following companies:

	Note	December 31, 2007	2006
		% of outstanding share capital on an as converted basis	
Jordan Valley	8(3)(a)	19.6%	27.8
Impliant	8(3)(b)	22.3%	22.3
Nulens	8(3)(c)	33.7%	29.0
Teledata	8(3)(d)	21.1%	21.1
Brainsgate	8(3)(e)	22.3%	22.3
Safend	8(3)(f)	26.0%	26.2
Enure	3(e)	40.1%	40.1
Neurosonix	8(3)(g)	16.5%	16.5
Atlantium	8(3)(h)	29.8%	31.2
BPT	8(3)(i)	18.8%	-
Pocared	8(3)(j)	17.4%	-
MuseStorm	8(3)(k)	24.4%	-

(a) Jordan Valley

Jordan Valley Semiconductor Ltd. ("Jordan Valley") is an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry.
On October 16, 2007, Intel Capital, Intel's global investment organization, has completed an $11,000 investment in Jordan Valley for 35,317 shares. Following the transaction, Elron holds approximately 20% of the outstanding shares of Jordan Valley.

Until the investment above Elron recorded its investment in Jordan Valley based on the cost method under the provisions of EITF 02-14. As a result of the above investment Elron no longer has the ability to exercise significant influence over the operating and financial policies of Jordan Valley and as a result, the investment in Jordan Valley is accounted for under the cost method according to the provisions of APB 18.

As a result of other than temporary decline in Elron's investment in Jordan Valley, an impairment provision in the amount of approximately $900 was recorded.

(b) Impliant

Impliant Inc. ("Impliant") is a privately held medical device company, engaged in the development of a novel posterior motion preservation system for spine surgery. As a result of material adverse events in connection with Impliant's main product, during clinical trials, which occurred during the third quarter of 2007 and the beginning of the fourth quarter of 2007, Impliant temporarily ceased FDA clinical trials and conducted a technical reassessment of its main product and surgical technique used. After the completion of the reassessment, Impliant expects to renew its clinical trials through the end of 2008, which could cause a delay in bringing its product to the market and will require additional financing. As a result, Elron's management evaluated that the decline in Impliant value is other than temporary, and therefore recorded an impairment provision of $8,340 in the third quarter of 2007. Elron holds approximately 20% of Impliant, on a fully diluted basis and on an as converted basis. Since Elron's investment in preferred C shares of Impliant is not considered to be an investment in in-substance common stock, the investment in Impliant is accounted for under the cost method.
As of December 31, 2007 the remaining cost after impairment amounted to approximately $1,400.

U.S. dollars in thousands, except share and per share data

NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

(3) Other investments include mainly the following companies: (Cont.)

(c) NuLens

On April 21, 2005, Elron completed an investment of approximately $2,900 in NuLens Ltd. ("NuLens"), in consideration for 763,584 Series A preferred shares, as part of an aggregate investment of approximately $3,400. NuLens is an Israeli medical device company operating in the field of intra-ocular lenses mainly for cataract and presbyopia procedures. Elron's investment was in two installments, the first of approximately $1,700 was invested immediately for approximately 17% of NuLens on a fully diluted and on an as converted basis and an additional amount of approximately $1,100 was invested on March 9, 2006, simultaneously with an additional investment of $ 1,500, for 241,158 Series B preferred shares as part of a new round of investment led by Warburg Pincus, a leading global private equity fund, in the aggregate amount of approximately $6,000.

On November 1, 2007, NuLens completed an internal financing round, of $8,000 in consideration for 892,857 Series C preferred shares. Elron participated in the internal financing round investing $4,185 in consideration for 467,130 Series C preferred shares. Following the above investments, Elron holds 30% of NuLens, on a fully diluted and on an as converted basis. Since the investments in preferred A, B and C shares are not considered to be an investment in in-substance-common stock, the investment in NuLens is accounted for under the cost method.

(d) Teledata

On May 8, 2005, Elron completed an investment of $16,000 in Teledata Networks Ltd. ("Teledata"), in consideration for 4,923,194 series A preferred shares. The investment was part of an aggregate round of financing of $19,000, in which FBR Infinity II Ventures, a related venture capital fund ("Infinity"), invested the remaining $3,000. Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. Following the investment, Elron holds approximately 19% of Teledata, on a fully diluted and on an as converted basis. Since the investment in preferred A shares is not considered to be an investment that is in-substance-common stock, the investment in Teledata is accounted for under the cost method.

(e) BrainsGate

On August 8, 2005, Elron completed an investment of approximately $6,900 in BrainsGate Ltd. ("BrainsGate"), in consideration for 1,733,141 Series B-1 preferred shares, as part of an aggregate investment of approximately $17,000. BrainsGate is an Israeli company that is developing implantable medical devices to treat various central nervous system diseases (CNS) related pathologies. Following Elron's investment, Elron held approximately 20% of BrainsGate, on a fully diluted and on an as converted basis. Since the investment is in preferred B-1 shares, which are not considered to be an investment in in-substance- common stock, the investment in BrainsGate was accounted for under the cost method.

In February 2008, subsequent to the balance sheet date, Elron completed an investment of approximately $5,500 in BrainsGate in consideration for 1,036,330 Series C preferred shares, in two installments, the first of which has been advanced and the second of which will be advanced on August 1, 2008. The above-mentioned investment was part of an aggregate internal round in which it issued 2,333,503 Series C preferred shares in consideration for approximately $12,500. As a result of the aggregate investment, Elron will hold approximately 24% of BrainsGate on a fully diluted and on an as converted basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

(3) Other investments include mainly the following companies: (Cont.)

(f) Safend

On January 2, 2006, Elron completed an investment of approximately $3,700 in Safend Ltd. ("Safend") in consideration for 1,942,261 Series B preferred shares, as part of an aggregate investment of approximately $7,400. Following Elron's investment, Elron held approximately 22% of Safend on a fully diluted and on an as converted basis. Safend is an Israeli company which develops comprehensive desktops and laptops endpoint security solutions. Since the investment in preferred B shares is not considered to be an investment in in-substance-common stock, the investment in Safend is accounted for under the cost method.
In February 2008, subsequent to the balance sheet date, Elron completed an investment of approximately $2,750 in Safend in consideration for 1,116, 978 Series C preferred shares. The above-mentioned investment was part of an aggregate private placement from a new investor and current shareholders in which it issued 3,655,565 Series C preferred shares in consideration for approximately $9,000. As a result of the aggregate investment, Elron's holds approximately 22% of Safend on a fully diluted and on an as converted basis.

(g) Neurosonix

On August 27, 2006, Elron completed a new investment of $5,000 in Neurosonix Ltd. ("Neurosonix") as part of an aggregate investment of $12,000 in two installments. The first installment in the amount of $6,840 was invested immediately and the second installment in the amount of $5,160 will be invested upon completion of a certain milestone by Neurosonix. Elron's first installment in the amount of $2,850 was in consideration for 9,300 Series C preferred shares of Neurosonix. Following Elron's first investment installment, Elron holds approximately 14% and upon completion of the aggregate investment, Elron will hold approximately 18% of Neursonix on a fully diluted basis and on an as converted basis. Neurosonix is an Israeli company which is engaged in the development and commercialization of medical devices for the prevention of acute cerebral embolism during open-heart cardiac surgery as well as other invasive and minimally-invasive procedures. Since the investment in preferred C shares is not considered to be an investmentin in-substance-common stock, the investment in Neurosonix is accounted for under the cost method.

(h) Atlantium

On October 23, 2006, Elron completed a new investment of $10,000 in Atlantium Inc. ("Atlantium") in consideration for 1,494,766 Series B Preferred shares, as part of an aggregate investment of $17,000. The other $7,000 was the conversion of convertible loans previously granted by existing Atlantium shareholders. Atlantium is an Israeli-based water technology company provides innovative water disinfection solutions employing its proprietary Hydro-Optic Disinfection (HOD) technology. During July, 2007, Elron entered into a convertible loan agreement with Atlantium pursuant to which Elron advanced an amount of approximately $950 out of an aggregate amount of $2,000. The loan is convertible into preferred shares of Atlantium upon the terms and conditions set forth in the agreement.
Atlantium is considered to be a variable interest entity, however, the Company is not the primary beneficiary of Atlantium, and accordingly has not consolidated Atlantium. As of December 31, 2007, the Company's maximum exposure to loss as a result of its investment in Atlantium does not exceed the carrying value of its investment in Atlantium in the amount of approximately $10,950.

U.S. dollars in thousands, except share and per share data

NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

(3) Other investments include mainly the following companies: (Cont.)

(h) Atlantium (Cont.)

Following Elron's investment, Elron holds approximately 25% of Atlantium on a fully diluted basis and on an as converted basis. Since the investment in preferred B shares and in convertible loan shares are not considered to be an investment that is in-substance-common stock, the investment in Atlantuim is accounted for under the cost method.

In January 2008, subsequent to the balance sheet date, Elron granted an additional convertible loan to Atlantium in the amount of approximately $1,200 out of an aggregate amount of $3,800. The balance of the loan was granted by the other existing shareholders of Atlantium. The loan is convertible into preferred stock of Atlantium in accordance with the terms of the loan agreement.

(i) BPT

On April 19, 2007, Elron completed a new investment of $1.125 in BPT (Bio-Pure Technology) Ltd. ("BPT"), in consideration for 1,292,782 series A preferred shares of BPT. The aggregate financing round of $2,400 was led by Elron and Aurum Ventures M.K.I. In addition, as part of the transaction, Elron received warrants to purchase an additional 430,927 preferred A shares at a price and upon conditions determined in the agreement. Following the investment, Elron holds approximately 20% of BPT on a fully diluted basis and on an as converted basis.

BPT, an Israel-based water technology company, provides advanced membrane-based separation solutions that address the unique needs of the water, wastewater treatment and chemical process industries, employing its proprietary HMT™ (Hybrid Membrane Treatment) solution, based on NF (Nano-Filtration) membranes. BPT's solutions address aggressive wastewater streams and water-intensive applications in a wide range of industries, such as pharmaceuticals, chemicals, agrochemicals, metals, food & beverage, drinking water, water re-use and desalination.

Since the investment in preferred A shares and in warrants to preferred A shares are not considered to be an investment that is in in- substance common stock, the investment in BPT is accounted for under the cost method. BPT is considered to be a variable interest entity, however, the Company is not the primary beneficiary of BPT, and accordingly has not consolidated BPT. As of December 31, 2007, the Company's maximum exposure to loss as a result of its investment in BPT does not exceed the carrying value of its investment in BPT in the amount of $1,125.

In January 2008, subsequent to the balance sheet date, Elron completed an investment of approximately $1,600 in BPT in consideration for 1,838,525 additional Series A Preferred Shares. The above-mentioned investment was part of an aggregate private placement from its shareholders in which it issued additional 3,677,050 Series A Preferred Shares of the Company in consideration for $3,200. In addition, as part of the transaction, BPT issued additional warrants to Elron for the purchase of 612,841 Series A Preferred Shares. As a result of the aggregate investment, Elron holds approximately 29% of BPT on a fully diluted and on an as converted basis.

U.S. dollars in thousands, except share and per share data

NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

(3) Other investments include mainly the following companies: (Cont.)

(j) Pocared

On June 12, 2007, Elron completed a new investment of approximately $5,350 in Pocared Diagnostics Ltd. ("Pocared"), an Israel-based medical device company in consideration for 2,294,536 preferred D shares. The aggregate financing round of $10,700 was led by Elron and SCP Vitalife Partners II, L.P.

The investment was in two installments: the first of $3,500 was invested immediately and an additional $1,900 which was invested in January 2008, subsequent to the balance sheet date. Following the aggregate investment, Elron holds approximately 20% of Pocared's equity on a fully diluted basis and on an as converted basis (approximately 15% as of December 31, 2007).

Pocared provides an innovative solution for real-time, reagentless In-Vitro Diagnostics (IVD). Pocared's wide technological platform may be used to address a wide range of medical and industrial diagnostic applications.

Since the investment in Preferred D shares is not considered to be an investment that is in- substance common stock, the investment in Pocared is accounted for under the cost method.

(k) MuseStorm

On July 11, 2007, Elron completed a new investment of $1,000 in MuseStorm Ltd. ("MuseStorm"), in consideration of 358,387 series A-2 preferred shares. As part of the transaction, Elron received warrants to purchase an additional 53,758 preferred A-2 shares at a price and upon conditions determined in the agreement. Following the investment, Elron holds approximately 23% of MuseStorm's outstanding shares.

MuseStorm, an Israeli company engaged in developing innovative technology for the distribution of a variety of content over the web. MuseStorm's technology enables media suppliers to easily distribute their content to many bloggers, social networks, internet sites, computers and mobile telephones with the ability to monitor effectiveness of the content after distribution.

Since the investment in Preferred A-2 shares and warrants to preferred A-2 shares are not considered to be an investment that is in- substance common stock, the investment in MuseStorm is accounted for under the cost method.

(l) Enure

In October 2007, Elron granted a non interest bearing convertible loan to Enure in the amount of approximately $2,800 out of an aggregate amount of $5,000. The balance of the loan was granted by the other major shareholder of Enure. The loan was advanced in two equal installments, the first installment immediately and the second installment on March 3, 2008. The loan is convertible into preferred stock of Enure in accordance with the terms of the loan agreement.
Enure was considered to be a variable interest entity, however, the Company is not the primary beneficiary of Enure. As of December 31, 2007, Elron's maximum exposure to loss as a result of its investment in Enure does not exceed the carrying value of its investment in Enure in the amount of approximately $3,600.

Since the investment in preferred A shares and in the convertible loan was not considered to be an investment that is in-substance-common stock, the investment in Enure was accounted for from the date of the additional financing round under the cost method. (See also note 3(c)).

U.S. dollars in thousands, except share and per share data

NOTE 9:- PROPERTY AND EQUIPMENT, NET

	December 31	
	2007	2006
Land and Building	$ -	$ 9,829
Leasehold improvements	838	2,496
Computers, furniture and machinery	3,187	2,293
Motor vehicles	539	520
	4,564	15,138
Less - accumulated depreciation	2,628	7,915
Property and equipment, net	$ 1,936	$ 7,223

During June, 2007, Elbit sold its real estate in Carmiel, Israel, for approximately $11,600. As a result, Elron recorded in the second quarter of 2007 a gain, in the amount of $5,500 (approximately $4,100 net of tax). The gain recorded is included in the line item "other income" in the statement of operations.

Depreciation expenses amounted to approximately $736, $1,173 and $1,016 for the years ended December 31, 2007, 2006 and 2005, respectively.
Depreciation expenses included in the discontinued operations, amounted to approximately $10 for the year ended December 31, 2005.

NOTE 10:- GOODWILL AND OTHER INTANGIBLE ASSETS

	Period of amortization	December 31	
	years	2007	2006
Cost:			
Technology and other intangible assets (1)	14	$ 425	$ 425
Accumulated amortization:			
Technology and other intangible assets (1) (3)		272	254
		153	171
Intangible assets with indefinite useful life		2,629	2,629
Total other intangible assets		2,782	2,800
Goodwill (2)		2,742	2,742

1. The annual estimated amortization expense relating to Elron's amortizable intangible assets existing as of December 31, 2007, for each of the five years in the period ending December 31, 2012 is approximately $18.
2. As of December 31, 2005, 2006 and 2007, goodwill relating to other holdings and corporate operations:
3. Amortization expenses amounted to approximately $18, $18 and $61 for the years ended December 31, 2007, 2006 and 2005, respectively.
4. See Note 14 (c)(1) regarding a tax benefit recorded as a reduction of goodwill in 2005.
5. Following Elron's investment in Medingo (see note 3(f)) an amount $2,288 was recorded as IPR&D and as a result, recognized as an amortization of intangible assets expense in the statement of operations in 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHORT-TERM LOANS FROM BANKS AND OTHERS

	Weighted Average Interest rate December 31, 2007	December 31	
	%	2007	2006
Short-term loans from banks denominated in U.S. dollars	8.6	850	1,208
Short-term loans from other shareholders of a subsidiary		-	683
		$ 850	$ 1,891

NOTE 12:- OTHER PAYABLES AND ACCRUED EXPENSES

	December 31	
	2007	2006
Payroll and related expenses [1]	$ 3,021	$ 2,009
Provision for income taxes	2,384	9,321
Accrued expenses	326	51
Employees call options [2]	1,098	662
Provision for Professional expenses	493	370
Chief Scientist	77	43
Others	1,109	951
	$ 8,508	$ 13,407
(1) Includes provision for vacation pay	$ 1,472	$ 923

(2) EMPLOYEE CALL OPTIONS

a. The Company's former Chairman of the Board has options to acquire up to 1.5% of any shares or other securities acquired by the Company in Wavion and up to 0.75% of any shares or other securities acquired directly and indirectly by the Company in Galil. These options shall be exercisable at the weighted average price of investments made by the Company with respect to any of those two companies until the date of exercise of the options. The options shall be exercisable for a period of three years commencing on the later of January 1, 2000 or the date of the latest investment by the Company in the relevant entity.

b. During 2001, the Board of directors approved the grant of options to certain officers of the Company to acquire between 1% to 2% of Elron's investments in certain private companies. The options are exercisable at the weighted average price of the investments made by Elron. The options vested ratably over a three year period and are exercisable for an additional three years. During July 2007, the above-mentioned options were expired.

c. RDC granted to its former senior employees and to the current CEO call options to purchase 0.75%-5% of certain investments held by RDC at grant date as of the dates and at exercise prices determined in the call option agreements. During 2005, a former senior employee of RDC exercised a call option with respect to 70,200 shares of Given at an exercise price of $ 0.17 per share (See Note 7d(1)(a)).

U.S. dollars in thousands, except share and per share data

NOTE 12:- OTHER PAYABLES AND ACCRUED EXPENSES (Cont.)

All aforementioned options were recorded at fair value. The fair value of each option granted (as described in paragraphs a - c above) is estimated using the Black and Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2007, 2006 and 2005, respectively: (1) expected life of the option of 2.3, 2.3 and 1.8, respectively; (2) dividend yield of 0% for all periods; (3) expected volatility of the options of 80%, 50%-80% and 50%, respectively; and (4) risk-free interest rate of 4.0%%, 4.7% and 4.6%, respectively.

In respect of the aforementioned call options, compensation (expense) income amounted to $68, $(227) and $1,041 for the years ended December 31, 2007, 2006 and 2005, respectively. These compensation expenses are included in general and administrative expenses.

NOTE 13:- LONG-TERM LOANS FROM BANKS AND OTHERS

a. COMPOSITION

	December 31	
	2007	2006
Long-term loans from banks	$ 12	$ 18
Long-term loans from others (1)	4,707	4,344
	4,719	4,362
Less-current maturities (1)	(2,475)	(2,249)
	$ 2,244	$ 2,113

(1) As of December 31, 2007 and 2006 an amount of $2,463 and $2,242, respectively, represents loans from Rafael to RDC which are denominated in New Israeli Shekel ("NIS") and do not bear interest or linkage. These amounts are included in current maturities of long term loans. As of December 31, 2007 and 2006 the amount also included $2,244 and $2,102 loans from Rafael received during 2006, which bear interest at a rate of Libor plus 1.8% to be repaid in April 2009. See also Note 15(d) regarding the pledge of Given shares.

b. The maturities of long-term loans for years subsequent to the balance sheet date are as follows:

First year (current maturities)	$ 2,475
Second year	2,244
	$ 4,719

NOTE 14:- INCOME TAXES

a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

In accordance with the above law, results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli CPI. As explained in Note 2b, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS 109, the Company has not provided deferred income taxes on this difference between amounts in the reporting currency and the tax bases of assets and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- INCOME TAXES (Cont.)

Subsequent to the balance sheet date the "Knesset" passed a law that limits the inception of the Income Tax (Inflationary Adjustments) law, 1985, from the fiscal year 2008 and onwards. In accordance with the new law, certain tax adjustments will be made based on changes in the Israeli CPI for the period ended December 31, 2007. Starting January 1, 2008 the financial results for tax purposes will be measured in nominal amounts.

b. Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

Certain of the Company's subsidiaries and affiliates in Israel are "industrial companies", as defined by the Law for the Encouragement of Industry (Taxation), 1969, and as such, are entitled to certain tax benefits, mainly accelerated depreciation and the right to claim public issuance expenses and amortization of costs relating to intangible assets and patents as deductible expenses for tax purposes.

c. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("Law"):

Pursuant to the Law, Sela and Medingo were awarded a "Beneficiary enterprise" status. The principal benefit by virtue of the Law, if the subsidiary implements all the terms of the approved program, is a ten-year exemption from tax on income deriving from the "Beneficiary enterprise". The benefit period begins in the year in which taxable income is first earned, limited to 12 years from the year that the enterprise began operations, or 14 years from the year in which the approval was granted, whichever period ends earlier.
In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the tax exempt income originating from the approved enterprise, the dividend distributed will be subject to a corporate tax at the rate of 25%.
Should the subsidiary derive income from sources other than the "approved enterprise" during the relevant period of benefits, such income will be taxable at the regular rate.

Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

Certain of the Company's subsidiaries and affiliates in Israel are "industrial companies", as defined by the Law for the Encouragement of Industry (Taxation), 1969, and as such, are entitled to certain tax benefits, mainly accelerated depreciation and the right to claim public issuance expenses and amortization of costs relating to intangible assets and patents as deductible expenses for tax purposes.

d. On July 25, 2005, the Israeli parliament approved the Law for the Amendment of the Tax Ordinance (No. 147), 2005 which progressively reduces the corporate tax rate in Israel from 35% to the following tax rates: in 2006 - 31%, in 2007 – 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25% (the "Amendment"). The amendment had no material effect on the Company's financial position and results of operations in 2005.

e. Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,		
	2007	2006	2005
Current taxes	$ 2,551	$ 6,056	$ 19,031
Adjustments of deferred tax assets and liabilities for enacted changes in tax rates	-	27	116
Deferred income taxes	4,993	(4,270)	(7,404)
Taxes in respect of prior years	-	(703)	(1,282)
	$ 7,544	$ 1,110	$ 10,461
Domestic	$ 7,544	$ 1,110	$ 10,461

U.S. dollars in thousands, except share and per share data

NOTE 14:- INCOME TAXES (Cont.)

e. Taxes on income (tax benefit) are comprised as follows: (Cont.)

(1) In 2005, Elbit received final tax assessments for the years 2002 to 2004, according to which certain prior year losses are to be offset from certain gains. Consequently, Elbit reversed a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. This reversal resulted in a tax benefit of $14,500. Since a portion of the valuation allowance reversed was in respect of loss carryforwards of Elbit existing at the date of the merger with Elron, Elron recorded a tax benefit in the amount of $3,900 relating to such portion as a reduction of the remaining goodwill.

(2) In November and December 2006 Elbit and Elron sold all their shares of Partner (See Note 20(1)). As a result Elbit and Elron recorded tax expense in the amount of approximately $7,500.

(3) In February 2007 Elbit received final tax assessment for the year 2005 according to which certain prior year losses are to be offset from certain gains. Consequently, Elbit reversed a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. This reversal resulted in a tax benefit of approximately $4,500 (of which $3,700 were offset against the gain from sale of Partner) recorded in December 2006.

(4) In 2006 the Company decreased its previous valuation allowance in respect of losses incurred in prior periods as a result of its revised estimate of expected future taxable income due to a continued increase in the market price of certain of its marketable securities. The aforementioned decrease resulted in a tax benefit recorded of approximately $3,000. In 2007 market prices were decreased. Therefore the company increased its valuation allowance and recorded tax expenses of approximately $4,000.

f. Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	Deferred Tax Asset		Deferred Tax Liability		
	Non current	Current	Current	Non current	Total
As of December 31, 2007					
Deferred tax assets:					
Provision for doubtful accounts, vacation and others	$ -	$ 372	$ -	$ -	$ 372
Accrued severance pay, net	173	-	-	-	173
Investments in subsidiaries, affiliates and other companies, net	46,305	-	-	(196)	46,109
Tax loss carryforwards(*)	24,323	-	-	-	24,323
Other	-	275	-	-	275
	$ 70, 801	$ 647	$ -	$ (196)	$ 71,252
Deferred tax liabilities:					
Available-for-sale marketable securities	-	-	-	(209)	(209)
Valuation allowance (*)	(68,597)	(647)	-	32	(69,212)
	$ 2,204	$ -	$ -	$ (373)	$ 1,831

(*) Tax loss carryforwards after deduction of unrecognized tax benefits according to FIN 48.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- INCOME TAXES (Cont.)

f. Deferred income taxes: (Cont.)

	Deferred Tax Asset		Deferred Tax Liability		
	Non current	Current	Current	Non current	Total
As of December 31, 2006					
Deferred tax assets:					
Provision for doubtful accounts, vacation and others	$ -	$ 225	$ -	$ -	$ 225
Accrued severance pay, net	144	-	-	-	144
Trading marketable securities	-	21	-	-	21
Investments in subsidiaries, affiliates and other companies, net	36,918	-	-	(397)	36,521
Property and equipment and intangible assets	-	-	-	(987)	(987)
Tax loss carryforwards	27,829	-	-	-	27,829
Other	-	176	-	-	176
	$ 64,891	$ 422	$ -	$ (1,384)	$ 63,929
Deferred tax liabilities:					
Available-for-sale marketable securities	(35)	-	-	(24)	(59)
Valuation allowance [(1)]	(55,674)	(422)	-	-	(56,096)
	$ 9,182	$ -	$ -	$ (1,408)	$ 7,774

(1) As of December 31, 2007, the valuation allowance for deferred tax assets, for which their reversal may be allocated to reduce other non-current intangible assets, aggregated to approximately $1,200.

g. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of income, is as follows:

	Year ended December 31,		
	2007	2006	2005
Income (loss) before taxes as reported in the consolidated statements of operations	$ (34,801)	$ (5,082)	$ 56,486
Statutory tax rate	29%	31%	34%
Theoretical tax expense (income)	$ (10,092)	$ (1,575)	$ 19,205
Equity in losses of affiliated companies	6,410	5,545	6,076
Non-deductible expenses, tax exempt and reduced tax rate	(159)	(154)	(639
Differences arising from the basis of measurement for tax purposes	(6,103)	(2,534)	1,233
Deferred taxes on losses for which valuation allowance was provided	19,980	6,911	3,380
Reversal of valuation allowance	(2,492)	(7,422)	(19,618
Difference relating to a change in the rate recognized as income in previous years*	-	1,015	1,990
Taxes in respect of previous years	-	(703)	(1,282
Effect of change in tax rate	-	27	116
Actual tax expenses	$ 7,544	$ 1,110	$ 10,46
Effective tax rate	(21.7%)	(21.7%)	18.5

* With respect to the sale of available for sale securities.

U.S. dollars in thousands, except share and per share data

NOTE 14:- INCOME TAXES (Cont.)

h. As of December 31, 2007 the Company had tax loss carryforwards of approximately $101,000, and its Israeli subsidiaries had tax loss carryforwards of approximately $59,000. Carryforward tax losses in Israel may be carryforward indefinitely and may be set against future taxable income.

A subsidiary is assessed under the American tax law. Losses to be carried forward to future years amount approximately $949 for federal tax purpose.

i. In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS 109. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.

The Company adopted the provisions of FIN 48 as of January 1, 2007 and there was no material effect on the financial statements. As a result, the Company did not record any cumulative effect related to adopting FIN 48.

As of January 1, 2007, the Company had unrecognized tax benefits of approximately $14,214, of which $4,640, if recognized, would result in a reduction of the Company's effective tax rate.

	unrecognized tax benefits
Balance at January 1, 2007	$ 14,214
Additions based on tax positions related to the current year	$ 1,996(*)
Additions for tax positions of prior years	-
Reductions for tax positions of prior years	-
Settlements	-
Balance at December 31, 2007	$ 16,210

(*) Including additions generated from change in the US Dollars / NIS exchange rate and from adjustment to the CPI.

A subsidiary recognized interest accrued related to unrecognized tax benefits in the amount of $272, as tax expense in the statement of operations.

The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The Company and its subsidiaries file income tax returns in Israel and in the USA. As of December 31, 2007, the Israeli tax returns of the Company and its subsidiaries are open to examination by the Israeli tax authorities for the tax years of 2003 through 2006.

U.S. dollars in thousands, except share and per share data

NOTE 15:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS

a. (1)Office Lease

The Company and its subsidiaries have operating lease agreements in respect of their premises for periods ending through 2011. Rent expenses amounted to approximately $651, $803 and $593 for the years ended December 31, 2007, 2006 and 2005, respectively. The future minimum rental payments under these agreements in the years following the balance sheet date are as follows:

First year	$ 745
Second year	551
Third year	339
Fourth year	289
Fifth year	87
	$ 2,011

(2)Car Lease

The Company and its subsidiaries have an operating lease contract for the rental of vehicles for a period of 36 months. The rental payments are linked to the Consumer Price Index ("CPI"). The company and its subsidiaries have deposited $154 covering rental payment for the last three months in respect of these contracts. The deposit is linked to the CPI and bears no interest.

b. Certain of the Company's subsidiaries are required to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and other institutions at the rate of 3%-5% of revenues derived from research and development projects in which the Government of Israel or the other institutions participated in financing up to an amount equal to 100% of the amount received by each company and in certain cases plus interest of Libor. As of December 31, 2007, the aggregate contingent royalty obligation amounted to approximately $4,440.

c. In November, 2007, Elron provided a guarantee to a bank of Safend in the amount of $600 as part of the guarantees provided by the shareholders of Safend to secure bank loans made available to Safend. Further to the financing of Safend in February, 2008, the guarantee was released during the first quarter of 2008.

d. 1. As of December 31, 2007 108,869 shares of Given held by RDC are pledged to Rafael to secure a loan in the amount of $2,000 provided to RDC by Rafael.

2. Sela's liabilities to banks are secured by way of a fixed lien on its share capital, goodwill, intellectual property and export documents. In addition, the Subsidiary has a floating lien on all of its assets.

3. Leased vehicles of Sela are pledged at fixed charges in favor of financial institutions.

4. In order to ensure full repayment of the funds secured by the Convertible Debentures issued by Starling (see note 3e), Starling registered a first ranking, fixed and floating lien, unlimited in amount, on the Trustee's account and all monies deposited therein and any interest derived therefrom.

5. In February 2008, Elron, RDC and other shareholders of Starling agreed to provide a guarantee with respect to a bank loan to be granted to Starling in the amount of up to $5,000 (of which $2,000 are committed). Elron's and RDC's share in this guarantee is up to $1,900 and $2,200, respectively. The agreement is subject to shareholders' meeting approval of Starling and reaching a definitive loan agreement and a guarantee agreement with the bank.

U.S. dollars in thousands, except share and per share data

NOTE 15:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS

e. Legal proceedings:

1. During September 1999, the Company received a copy of a claim and a request to approve such claim as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others, filed in the Tel Aviv-Jaffa Distric Court. The allegation raised by the plaintiff related to the decision regarding the sale of Elscint's substantial assets. The class action claim is for an amount of approximately $158,000, alternatively $123,000. The claim alleges that the defendants, by their decisions regarding the sale of Elscint's assets, caused damage to Elscint and its minority shareholders. The plaintiff seeks a court order requiring Elscint, or the other defendants, to purchase from each of the members of the represented class all shares held by them at a price of $27.46 per share. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal with respect to the purported class action described in paragraph 2 below. The arrangement provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to approve the lawsuit as a class action will proceed. Otherwise, the application to approve the claim as a class action suit will be dismissed. In light of the decision on the said appeal by the Supreme Court as described in paragraph 2 below, the Company has requested directions from the Court in regard to this action. On June 14, 2007, the plaintiff notified the defendants that it intends to ask the Court to renew proceedings in the case. A hearing has been set for July, 2008.

2. On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999 against the Company and certain of its officers including former officers, filed in the Haifa District Court. The allegations raised in the claim relate, among others, to the period prior to the sale of the Company's holdings in Elbit Medical Imaging ("EMI"), the parent company of Elscint and formerly an affiliated company. The plaintiffs sought a court order pursuant to which EMI would be compelled to execute an alleged buy-out of Elscint's share at $14 per share or other remedies. On August 16, 2000, the Haifa District Court decided to strike out the application for approval of the claim as a class action. Some of the plaintiffs applied for and were granted permission to appeal to the Supreme Court in Israel against the District Court's decision. On December 14, 2006, the Supreme Court reversed that decision and referred the matter back to the Haifa District Court in order to decide whether the claim should be approved as a class action. On June 10, 2007, in accordance with the directions of the Haifa District Court issued on April 11, 2007, the plaintiffs submitted an updated statement of claim and application to approve the claim as a class action. Pursuant to the updated claim, the plaintiffs are no longer seeking an order compelling EMI to execute the alleged buy-out of Elscint's share at $14 per share but instead are claiming compensation for damages sustained due to the alleged failure of EMI to execute the buy-out, as well as due to other allegations. The amended statement of claim does not specify the monetary amount claimed, however it does include various allegations relating to the manner of determining the damages claimed, which depends, amongst other things, upon verification of the specific circumstances with regard to each shareholder of Elscint separately and the substance of each damage claimed. On October 25, 2007, the defendants responded to the revised application to approve the claim as a class action and filed statements of defense to the updated statement of claim. Hearings regarding the application to recognize the claim as a class action have been completed and the parties are awaiting the decision of the court.

   In addition, in February 2001, the plaintiffs submitted a revised claim similar to the previous one but not as a class action.

U.S. dollars in thousands, except share and per share data

NOTE 15:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)

e. Legal proceedings: (Cont.)

3. During September 2006, two claims were filed by a certain individual in the Haifa District Court against the same defendants (including the Company and certain officers and former officers of the Company) of the action described in paragraph 2 above and based substantially on the same facts of such action. The claims are for an undisclosed amount and also include a request to approve the claims as class actions. The Court has determined that the defendants do not yet have to file statements of defense.

   The Company denies all the allegations against it set forth as described in paragraphs 1, 2 and 3, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, more likely than not, will cause dismissal of the above claims against the Company.

4. On September 20, 2006 Rafael filed a claim with the Tel Aviv District Court against DEP, and RDC, 50.1% held by DEP and 49.9% held by Rafael, requesting the court to issue a declaratory order that Rafael is entitled to terminate the rights granted to RDC to commercialize technologies of Rafael for future development of products for use in non-military markets, pursuant to an agreement between DEP, RDC and Rafael. In December 2006, DEP and RDC filed statements of defense.
   In December 2007, Elron, DEP, RDC and Rafael signed an agreement (the "Addendum") which came into effect on January 1, 2008, and subsequently approved by the court, amending the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael and settling the above-mentioned claim filed by Rafael against RDC and DEP in September 2006. Pursuant to the Addendum, RDC's rights to commercialize certain technologies of Rafael will continue without time restrictions. Elron has made a one time investment in RDC of $4,000 and has committed to make further investments of $750 in RDC for each company established by RDC based on Rafael's technologies. The Addendum settles all claims between Rafael and RDC and DEP as well as resolves many other issues which will facilitate cooperation between the parties.

NOTE 16:- SHAREHOLDERS' EQUITY

a. Share capital

   An ordinary share confers upon its holder voting rights, the right to receive dividends and the right to share in excess assets upon liquidation of the Company.

b. Dividend

   On September 5, 2005, Elron has declared a cash dividend of $3.00 per share, totaling approximately $88,500. The dividend was paid on September 27, 2005.

c. Options to employees

   1. Options to Elron's Employees

      The Company has various stock option plans under which the Company may grant options to purchase the Company's shares to officers, directors and employees of the Company. Such options have been granted mainly with exercise prices below market price at the date of the grant. Generally, the options vest over a four-year period from the date of grant in four equal annual portions. The options expire after 5 to 7 years from the date of grant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- SHAREHOLDERS' EQUITY (Cont.)

c. Options to employees (Cont.)

1. Options to Elron's Employees (Cont.)

In May 2003, the Board of directors of the Company approved an option plan (the "2003 Option Plan") providing for the grant of 500,000 options to purchase 500,000 ordinary shares of the Company to eligible employees, directors and officers of the Company or of any subsidiaries of the Company. In March 2007 the 2003 option plan was increased by additional 500,000 options to purchase 500,000 ordinary shares of the Company. According to the option plan the exercise price is to be reduced in the event of a distribution of a dividend in the amount of the dividend distributed.

As of December 31, 2007, 328,750 options were granted under the 2003 Option Plan at an average exercise price of $10.15 per share. The exercise price for the options granted before the payment of the above mention dividend was adjusted to reflect the abovementioned dividend. The options vest over a period of four years in four equal annual portions and expire after 5 years from date of grant.

	Year ended December 31, 2007			
	Number of options	Weighted average exercise price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding-beginning of the year	323,111	$ 9.27		
Granted	120,000	$ 15.53		
Exercised	(65,361)	$ 5.13		
Forfeited	(25,000)	$ 29.38		
Outstanding - end of the year	352,750	$ 10.74	2.48	783
Options exercisable at the end of the year	179,000	$ 8.15	1.12	668

	Year ended December 31,			
	2006		2005	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding-beginning of the year	540,435	$ 9.53(*)	574,702	$ 12.44
Granted	10,000	9.05	120,000	9.69
Exercised	(124,607)	5.78	(69,031)	10.11
Forfeited	(102,717)	14.84	(85,236)	13.95
Outstanding - end of the year	323,111	$ 9.27	540,435	$ 9.53(*)
Options exercisable at the end of the year	187,611	$ 10.73	281,435	$ 11.88(*)

(*) After an adjustment as a result of the dividend distributed of $3 per share (see Note 16(b)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- SHAREHOLDERS' EQUITY (Cont.)

c. Options to employees (Cont.)

1. Options to Elron's Employees (Cont.)

The weighted average fair values and weighted average exercise prices of options granted during the years ended December 31, 2007, 2006 and 2005 were as follows:

	For options with an exercise price on the grant date that:					
	Exceeds market price			Less than market price		
	Year ended December 31,			Year ended December 31,		
	2007	2006	2005	2007	2006	2005
Weighted average exercise prices	$ -	$ -	$ -	$ 15.53	$ 9.05	$ 9.69
Weighted average fair values on grant date	$ -	$ -	$ -	$ 5.79	$ 3.89	$ 4.18

2. The following table summarizes information regarding outstanding and exercisable options as of December 31, 2007:

	Options outstanding			Options exercisable	
Exercise price	Number outstanding at December 31, 2007	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Number outstanding at December 31, 2007	Weighted-average exercise price
$ 5-7.838	133,750	1.02	$ 5.85	113,750	$ 5.50
$ 9.05-9.41	75,000	2.64	$ 9.19	41,250	$ 9.22
$15.53	120,000	4.41	$ 15.53	-	$ -
$ 18.87	24,000	0.47	$ 18.87	24,000	$ 18.87
	352,750			179,000	

3. In December 1999, the Company's shareholders approved a plan whereby the former Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,154 ordinary shares of the Company (the "1999 grant"). The options were granted ratably over a period of 3 years commencing February 2000 and are exercisable for a period of three years, commencing two years after the date of the grant. In February 2005 and February 2006, the first and the second portion were expired (no income resulting from the expiration was recorded). In December 2006, 19,385 options at an exercise price per share of $10.01 from the 1999 grant were exercised into 4,070 shares.

In March 2001, the Company's shareholders approved a plan whereby the former Chairman of the Board and the then Chief Executive Officer of the Company were granted additional options to purchase up to 58,000 ordinary shares of the Company (the "2001 grant"). The options were granted ratably over a period of 3 years commencing June 2001 and are exercisable for a period of three years, from the date of the grant. In June 2006, the first portion expired. The exercise prices of the options granted in June 2003 was $5.437 as adjusted for the abovementioned dividend distributed in 2005.

NOTE 16:- SHAREHOLDERS' EQUITY (Cont.)

c. Options to employees (Cont.)

In December 2004, 19,333 options at an exercise price per share of $8.34 from the 2001 grant were exercised into 8,623 shares. In September 2007, 19,334 options at an exercise price per share of $12.93 from the 2001 grant were exercise into 11,242 shares.

Upon exercise of the options, the option holder was granted a number of shares reflecting the intrinsic value of the options exercised, as calculated at the exercise date, in consideration for their par value only. These plans were considered to be variable plans as defined in APB 25 (except for the third portion of the 2001 grant which was accounted for under SFAS 123, See Note 2t).

4. In April 2007, the company's shareholders approved a plan whereby the chairman of the board of the company was granted options to purchase 120,000 ordinary shares of the company under the 2003 option plan. The option vest over a period of four years from the date of grant, in four equal annual portions. The options are exercisable at a price per share of $15.53. As of the grant date, the weighted average fair value was $5.8 per share. The fair value was calculated using the Black & Scholes option pricing model. See note 2(t).

5. Compensation expense recorded during 2007 amounted to $304 (2006- $ 344, 2005- $405).

6. The balance of deferred compensation as of December 31, 2007 amounted to $797.

NOTE 17:- INCOME (LOSS) PER SHARE

	Year Ended December 31								
	2007			2006			2005		
	loss	Number of shares (in thousands)	Per share amount	Income	Number of shares (in thousands)	Per share amount	Income	Number of shares (in thousands)	Per share amount
Basic	$(37,095)	29,619	$ (1.25)	$3,032	29,532	$ 0.10	$47,335	29,437	$1.61
Effect of options of investees	(385)	-		(821)	-		(20)	-	
Effect of dilutive stock options	-	-		-	92		-	113	
Diluted	(37,480)	29,619	$ (1.27)	2,211	29,624	$0.07	$47,315	29,550	$1.60

NOTE 18:- EQUITY IN LOSSES OF AFFILIATED COMPANIES

	Year ended December 31,		
	2007	2006	2005
Affiliated companies:			
Given	(1,792)	(5,170)	(2,036)
Netvision	886	5,059	1,576
Others(1)	(19,510)	(17,629)	(17,062)
	$ (20,416)	$ (17,740)	$ (17,522)

U.S. dollars in thousands, except share and per share data

NOTE 18:- EQUITY IN LOSSES OF AFFILIATED COMPANIES (Cont.)

The equity in losses includes amortization of intangible assets embedded in to the investments in affiliated companies.

(1) Including equity in net losses of consolidated entities through the dates of commencement of consolidation and of previously consolidated entities from the date they ceased to be consolidated.

NOTE 19:- GAIN FROM DISPOSAL OF BUSINESSES AND AFFILIATED COMPANIES AND CHANGES IN HOLDINGS IN AFFILIATED COMPANIES, NET

	Year ended December 31,		
	2007	2006	2005
Given (See Note 7d(1))	$ 552	$ (975)	$ 666
Netvision (See Note 7d(5))	13,845	1,802	2,989
Oren (See Note 7d(4))	-	-	19,673
Ellara (formerly –AMT)(See Note 7d(6))	-	985	-
Galil Medical (See Note 3b)	-	742	-
Others	457	(7)	-
	$ 14,854	$ 2,547	$ 23,328

NOTE 20:- OTHER INCOME (LOSS), NET

	Year ended December 31,		
	2007	2006	2005
Gain (loss) from sale and increase (decrease) in market value of:			
Partner shares (1)	$ -	$ 24,977	$ 56,423
Zoran shares	-	-	1,053
Other companies, net	1,030	13	133
Other than temporary decline in value of investments (see note 8(3)a and b)	(9,205)	-	(568)
Bank loan extinguishment (2)	-	2,708	-
Equity in losses of partnerships	(826)	(672)	174
Dividend from Partner (1)	-	1,781	381
Gain from sale of Carmiel building (see Note 9)	5,449	-	-
Other	338	503	1,052
	$ (3,214)	$ 29,310	$ 58,648

Realized gains from sale of available-for-sale securities amounted to approximately $1,030, $25,000 and $57,500 in the years ended December 31, 2007, 2006 and 2005, respectively. The proceeds from such sales amounted to approximately $1,030, $39,800 and $103,000 for the years ended December 31, 2007, 2006 and 2005, respectively.
Regarding an other than temporary decline in value of other investments see Note 8(3) a and b.

NOTE 20:- OTHER INCOME (LOSS), NET

(1) On April 20, 2005 Elbit completed the sale of 12,765,190 Partner Communications Ltd. ("Partner") shares to Partner for approximately $94,000, as part of the sale together with the other Israeli founding shareholders of Partner, of approximately 33.3 million Partner shares to Partner. As a result of the sale, Elron recorded in the statement of operations, a realized gain of approximately $56,400 (approximately $45,400 net of tax). The gain net of tax includes a reduction of approximately $9,400 in the tax expense as a result of the reversal of

U.S. dollars in thousands, except share and per share data

NOTE 20:- OTHER INCOME (LOSS), NET (Cont.)

a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. See Note 14 (c)(1).

Following the aforementioned sale, Elbit held 3,091,361 shares of Partner a decrease from 9% to approximately 2% of the outstanding shares of Partner

On November 16, 2006, Elbit sold 8,630 shares in consideration for approximately $100.

On December 31, 2006, Elron and Elbit together completed the sale of 3,906,085 shares of Partner (823,354 by Elron which were purchased by it in March 2006 in consideration for $5,300 and 3,082,731 by Elbit) comprising all of Elron's and Elbit's shares in Partner, to several Israeli institutional investors for approximately $39,800.

As a result of the above transactions, Elron recorded in the fourth quarter of 2006 in the statement of operations, a realized gain of approximately $25,000 (approximately $21,200 net of tax). The gain net of tax includes a reduction of approximately $3,700 in the tax expense as a result of the reversal of a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. See Note 14 (c)(3).

During 2006 and 2005 Elron and Elbit received dividend from Partner in the amount of approximately $1,800 and $400, respectively.

(2) In February 2006, Mediagate's bank loan in the amount of approximately $2,800 was settled in consideration for $100. As a result, according to the provisions of FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", Elron recorded in the first quarter of 2006 a gain of approximately $2,700.

NOTE 21:- FINANCING INCOME, NET

	Year ended December 31,		
	2007	2006	2005
Income:			
Interest on cash equivalents, bank deposits, debentures and loans	$ 5,599	$ 5,854	$ 6,473
Foreign currency gains	78	493	1,532
	5,677	6,347	8,005
Expenses:			
Interest on short-term credit, long-term loans and others	1,249	780	1,333
Foreign currency losses	660	1,112	88
	1,909	1,892	1,421
(Gain) Loss from sale of debentures	177	(114)	192
Other than temporary decline in value of Available for sale Debentures	-	518	909
	$ 3,945	$ 4,051	$ 5,483

U.S. dollars in thousands, except share and per share data

NOTE 22:- DISCONTINUED OPERATIONS

During 2005, the Company sold all of its shares of the ET Group, which met the definition of a component under SFAS 144 (See Note 3a). Accordingly, the results of operations of the ET Group and the gain resulting from the disposal of the ET Group have been classified as discontinued operations in the statement of operations.

a. The following is the composition of discontinued operations:

	2005
Loss from operations of discontinued components	
ET Group (See Note 3a): *	
Impairment of goodwill	(1,329)
Impairment of intangible assets and property and equipment	-
Operating losses	(2,734)
	$ (4,063)
Gain on disposal	
ET Group (See Note 3a)	213
	$ 213
	$ (3,850)
* Pre tax loss of ET group	$ (4,063)

Revenues relating to the ET Group discontinued operations for the years ended December 31, 2005 were $2,954.

NOTE 23:- RELATED PARTY TRANSACTIONS

a. Balances with related parties:

	December 31	
	2007	2006
Other receivables:		
Affiliated companies	$ 142	$ 78
Other companies	27	17
	169	95
Long-term receivables:		
Other companies	-	467
	$ 169	$ 562

b. Income and expenses from affiliated and other companies:

	Year ended December 31,		
	2007	2006	2005
Income:			
Revenues	$ -	$ 6,699	$ 8,046
Interest and commission for guarantees	177	362	235
Participation in Directors' remuneration	85	84	68
Participation in expenses	-	15	25
Costs and Expenses:			
Participation in expenses	17	17	19
Directors' remuneration	73	71	91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:- RELATED PARTY TRANSACTIONS (Cont.)

c. Option to the former Chairman of the Board and Chief Executive Officer - see Note 16c(3).

d. See Note 7(d)(5) regarding the Barak Merger and GlobCall Merger with Netvision.

e. See Note 7(d)(1)(f) regarding the investment in Given.

f. The Company holds certain investments together with DIC as of December 31, 2007, the significant of which are as follows:

	% holding by	
	DIC	Elron and RDC
Given	16.1%	27.4%
Netvision (see also Note 7(d)(7)	32.8%	16.0%
Galil	12.8%	29.0%

g. See note 16(c)4 regarding options granted to the Chairman of the Board.

NOTE 24:- ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized gains and losses on securities	Foreign currency translation adjustments	Total
Balance as of January 1 2006, (net of tax effect of $6,340)	$ 11,428	$ (687)	$ 10,741
Unrealized gains on available for sale securities (net of tax effect of $2,579)	6,493	-	6,493
Reclassification adjustment for realized gain and other than temporary decline in value included in net income (net of tax effect of $8,593)	(16,645)	-	(16,645)
Foreign currency translation adjustments	-	709	709
Balance as of December 31, 2006 (net of tax effect of $326)	$ 1,276	$ 22	$ 1,298
Unrealized gains on available for sale securities (net of tax effect of $325)	1,658	-	1,658
Reclassification adjustment for realized gain and other than temporary decline in value included in net income (net of tax effect of $87)	(1,255)	-	(1,255)
Foreign currency translation adjustments included in net income due to decrease in holdings in affiliated companies	-	(407)	(407)
Foreign currency translation adjustments	-	2,395	2,395
Balance as of December 31, 2007 (net of tax effect of $564)	$ 1,679	$ 2,010	$ 3,689

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 25:- BUSINESS SEGMENT

a. Subsequent to the sale of the ET Group (see Note 3a) the Company operates in one segment, namely the "Other Holdings and Corporate Operations". This segment includes corporate headquarters and reflects the investments in companies that operate in the fields of medical devices, communications, semiconductors, software products and clean technology.

The ET Group, which comprised the system and projects segment was sold on December 29, 2005 and therefore has been classified as discontinued operations. The operations of the System and Projects segment included development and supply of software solutions for the management of large and complex communication and internet networks.

b. Revenues according to location of customers are as follows:

	2007	2006	2005
Israel	$ 346	$ 337	$ 271
USA	1,768	9,061	9,781
Europe	185	625	802
Asia	2,072	2,840	1,792
	$ 4,371	$ 12,863	$ 12,646

c. Revenues from major customers were as follows:

	2007	2006	2005
In the Other Holdings and Corporate Operations segment:			
Oncura	-	52%	64%

d. The majority of the long-lived assets are located in Israel.

NOTE 26:- RECONCILIATION TO ISRAELI GAAP

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the U.S. Had the consolidated financial statements been prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"), the effects on the financial statements would have been as follows:

a. Effect on the statement of operations:

	As reported	Adjustments	As per Israeli GAAP
For the year ended December 31, 2007:			
Net income	$ (37,095)	$ (14,802)	$ (51,897)
Basic net income per share	(1.25)	(0.51)	(1.76)
Diluted net income per share	(1.27)	(0.50)	(1.77)
For the year ended December 31, 2006:			
Net income	$ 3,032	$ (15,130)	$ (12,098)
Basic net income per share	0.10	(0.51)	(0.41)
Diluted net income per share	0.07	(0.50)	(0.43)

U.S. dollars in thousands, except share and per share data

NOTE 26:- RECONCILIATION TO ISRAELI GAAP (Cont.)

a. Effect on the statement of operations:

	As reported	Adjustments	As per Israeli GAAP
For the year ended December 31, 2005:			
Net income	$ 47,335	$ 7,147	$ 54,482
Basic net income per share	1.61	0.24	1.85
Diluted net income per share	1.60	0.24	1.84

b. Effect on the balance sheet:

	As reported	Adjustments	As per Israeli GAAP
As of December 31, 2007:			
Investments in other companies and long term receivables	$ 73,718	$ (63,241)	$ 10,477
Investment in affiliated companies	131,351	4,470	135,821
Total assets	298,947	(65,711)	233,236
Deferred taxes	373	(373)	-
(accumulated deficit)	(23,392)	(15,714)	(39,106)
Total equity	265,817	(62,865)	202,952
As of December 31, 2006:			
Investments in other companies and long term receivables	$ 68,215	$ (61,297)	$ 6,918
Investment in affiliated companies	100,392	18,683	119,075
Total assets	326,249	(58,970)	267,279
Deferred taxes	1,408	(1,064)	344
Retained earnings	13,703	21,488	35,191
Total equity	297,504	(59,927)	237,577

c. Material adjustments:

The abovementioned adjustments result mainly from the differences between U.S. GAAP and Israeli GAAP detailed below:

1. As described in Note 2i, under U.S. GAAP the equity method of accounting is no longer being applied in investments that are not common stock or in-substance common stock, regardless of the Company's ability to significantly influence the investee's operational and financial policies. Under Israeli GAAP, if the investor is able to exercise significant influence over the investee's operational and financial policies, the equity method of accounting shall be applied. The effect of the aforementioned difference on net income for 2007, 2006 and 2005 was a decrease in net income under Israeli GAAP of approximately $24,700 and $7,900 and $300, respectively.

2. As described in Note 2c, under US GAAP, in consolidated subsidiaries, when complex ownership structure exists, such as that the minority investment is in the form

U.S. dollars in thousands, except share and per share data

NOTE 26:- RECONCILIATION TO ISRAELI GAAP (Cont.)

c. Material adjustments: (Cont.)

of a preferred security or other senior security which entitles the holders to a preference in liquidation and dividends, losses cannot be allocated that would reduce the carrying amount of the minority investment to the lower of the amount invested or liquidation value. Under Israeli GAAP, losses can be allocated to the minority up to the carrying amount of the minority investment. The effect on net loss in 2007 and 2006 under Israeli GAAP amounted to an increase in the net loss of approximately $1,000 and to a decrease in net loss in 2006 of approximately $1,700.

3. As described in Note 20(1), Elbit sold in 2006 and 2005 3,091,361 and 12,765,190 shares of Partner, respectively. According to accepted practice in Israel, the merger between Elron and Elbit which occurred in May 2002, was considered a transaction with controlling shareholders and therefore the assets and liabilities of Elbit were recorded by Elron according to their carrying values in Elbit at the date of the merger. The carrying value of Partner shares was approximately $7 and $30, respectively and therefore the gain after tax recorded in respect of the above sale of Partner shares based on Israeli GAAP in 2006 and 2005 amounted to approximately $28,200 and $69,700, respectively, as compared to approximately $21,200 and $45,400 under US GAAP, respectively.

4. According to U.S. GAAP the transfer of Galil's business in exchange for an interest in Oncura which occurred in May 2003 was recorded in 2003 at fair value and according to Israeli GAAP, the aforementioned exchange was accounted for as an exchange of similar productive assets, and therefore the investment in Oncura was recorded at the carrying value of the assets transferred.

   As described in Note 7(d)(7), under US GAAP the company recorded in 2006 and 2005, impairment losses on the investment in Oncura in the amount of $6,100 and $5,100, respectively ($2,500 and $2,100 net of minority interest, respectively). Under Israeli GAAP, since the investment in Oncura was recorded at the carrying value of the assets transferred, no impairment was recorded.

   As described in Note 3(b), On December 31, 2006 Galil sold its interest in Oncura and purchased from Oncura the urology related cryotherapy business. As a result of the difference in the carrying value amount of the investment in Oncura, as described above, Galil recorded a loss in the amount of approximately $1,700 (not including transaction costs) under U.S GAAP and a gain of approximately $10,400 (not including transaction costs). Elron's share in the above loss under US GAAP amounted to $600 and its share in the above gain under Israeli GAAP amounted to approximately $2,300.

5. Under U.S GAAP, a valuation allowance is recorded to reduce amounts of deferred tax assets when it is more likely than not that assets will not be realized. Under Israeli GAAP, deferred tax assets are recorded only if it is probable that the Company will have, in the future, sufficient taxable income in order to realize the deferred tax assets. The aforementioned difference under U.S GAAP resulted in a decrease in net income in 2007 of $4,000 and to an increase in net income in 2006 and 2005 of $2,700 and $5,170, respectively.

6. Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their market value and changes in such value are charged (or credited) to other comprehensive income. According to Israeli GAAP non-current investments in marketable securities are presented at cost, while current investments in

U.S. dollars in thousands, except share and per share data

NOTE 26:- RECONCILIATION TO ISRAELI GAAP (Cont.)

c. Material adjustments: (Cont.)

marketable securities are presented at fair value, with changes in fair value charged (or credited) to the income statement. The effect on net income in 2007, 2006 and 2005 amounted to an increase in income of approximately $105, $89 and $0, respectively.

7. In 2005 Elbit reversed valuation allowance in respect of deferred tax assets of approximately $14,500 (of which approximately $3,900 was recorded as a reduction of goodwill) relating to carryforward losses. According to U.S. GAAP, when at the acquisition date, a full valuation allowance is recorded to offset deferred tax assets in respect of loss carryforwards and subsequent to that date, the valuation allowance is reduced by recording a tax benefit in respect of those loss carryforwards, the entire tax benefit should be recorded as an adjustment to goodwill and other intangible assets. Under Israeli GAAP, only the portion of the tax benefit relating to the interest acquired was recorded as an adjustment to additional paid-in capital while the portion relating to the interest previously held by the company was recorded as a tax benefit in net income. The effect on net loss in 2005 amounted to a reduction in losses of approximately $1,500.

8. As described in Note 7(d)(4), Elron sold all of its holdings in Oren in the second quarter of 2005. Since Under U.S GAAP we used the equity method of accounting from the first investment in Oren and Under Israeli GAAP from the first time Elron could exercise significant influence in Oren, Elron's investment in Oren at the date of sale under US GAAP was lower by $5,000 than such investment under Israeli GAAP. As a result, the gain recorded under Israeli GAAP for the sale of the investment in Oren in 2005, amounted to approximately $12,200, net of tax, compared to a gain, of approximately $17,200, net of tax under US GAAP.

9. As discussed in Note 7d(5), under U.S GAAP the Barak Merger and GlobCall Merger were accounted in NetVision's financial statement at fair value according to the purchase method. Under Israeli GAAP, the Barak Merger and GlobCall Merger accounted as "as pooling" since these transactions are considered business combination between parties under common control. The difference between Elron's share in NetVision's shareholder's equity before and after the transactions was recorded by Elron as capital reserve, while under U.S GAAP it was recognized as a gain in the statement of operations.

10. As discussed in note 3c, under U.S GAAP since Starling is considered a development stage company, the changes in Elron's proportional share of Starling's equity, resulting from the decrease in Elron's share in Starling, have been accounted for as an equity transaction and as a result a capital reserve of approximately 3,300 (approximately $2,480 net of minority interest) was recorded. According to Israeli GAAP, the changes in the Company's proportionate share of Starling's equity in the amount of $2,200 should be recorded as gain from disposal of businesses in the higher amount between the accumulated losses to be recorded by the Company and a portion of the gain over a period of three years. Therefore, the effect on net loss in 2007 amounted to $2,200.

11. As discussed in note 8(3)b, under U.S GAAP since Implaint's book value in Elron's financial statements which is accounted for according to the cost method exceeded its estimated fair value, impairment loss in the amount of $8,340 was recorded. According to Israeli GAAP Elron's investment in Impliant was accounted for according to the equity method. Since Impliant accrued significant losses since Elron's initial investment date, Implaint's book value according to Israeli GAAP does not exceed its fair value. Therefore the above-mentioned impairment was not recorded.

U.S. dollars in thousands, except share and per share data

NOTE 26:- RECONCILIATION TO ISRAELI GAAP (Cont.)

12. As described in Note 9, during June 2007, Elbit sold its real estate in Carmiel. According to accepted practice in Israel, the merger between Elron and Elbit which occurred in May 2002, was considered a transaction with controlling shareholders and therefore the assets and liabilities of Elbit were recorded by Elron according to their carrying values in Elbit at the date of the merger. Therefore the gain net of tax recorded in respect of the above sale based on Israeli GAAP amounted to approximately $5,400, as compared to approximately $4,100 under U.S GAAP.

13. Accounting Standard No. 29 - Adoption of International Financial Reporting Standards (IFRS):
In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)" ("the Standard"). Pursuant to the Standard, companies that are subject to the provisions of the Securities Law, 1968, and that are required to report according to the regulations published thereunder, will be required to prepare their financial statements in accordance with IFRS starting from the period commencing on January 1, 2008.

    Since the financial statements are in accordance to US GAAP, the Company includes in its financial statements a note of reconciliation between US GAAP and Israeli GAAP. Commencing January 1, 2008 the Company will include reconciliation between US GAAP to IFRS in a note to its financial statements.

\- - - - - - - - - - - - - -

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

ANNEX TO THE FINANCIAL STATEMENTS

U.S dollars in thousands

Details relating to major investments as of December 31, 2007:

	% of ownership interest [1]	Carrying value of the investment as of December 31, 2007 [2]	Market value of the publicly traded investments as of December 31, 2007	Market value of the publicly traded investments as of March 10, 2008
Consolidated Companies:				
Starling Ltd. [3][4]	50%	1,680	8,806	8,641
SELA Ltd. [3]	44%	749	-	-
Medingo Ltd. [3]	63%	3,593	-	-
Affiliated Companies (equity):				
Given Imaging Ltd. (Nasdaq: GIVN) [3]	23%	84,308	155,166	100,774
NetVision Ltd. (TASE: NTSN)	16%	30,293	53,012	51,145
ChipX, Inc.	29%	1,143	-	-
Ellara Ltd. (formerly AMT)	37%	1,365	-	-
Wavion, Inc.	50%	(486)	-	-
Galil Medical Ltd. [3]	20%	954	-	-
3DV Systems Ltd. [3]	44%	311	-	-
Notal Vision, Inc.	23%	848	-	-
Aqwise Ltd.	34%	3,420	-	-
Radlive Ltd.	29%	3,187	-	-
Journeys Ltd. [5]	-	85	-	-
Available for sale:				
EVS (Nasdaq: EVSNF.OB)	10%	2,417	2,417	1,628
MWise Inc.	4%	548	548	550
Partnership:				
Gemini Israel Fund L.P.	5%	16	-	-
InnoMed Ventures L.P.	14%	2,487	-	-
Cost:				
Jordan Valley Ltd.	20%	7,272	-	-
Impliant Inc.	22%	1,489	-	-
Teledata Ltd.	21%	16,840	-	-
NuLens Ltd.	34%	8,546	-	-
BrainsGate Ltd.	23%	7,036	-	-
Enure Networks Ltd.	41%	3,621	-	-
Safend Ltd.	26%	3,700	-	-
Neurosonix Ltd.	16%	2,850	-	-
Atlantium Inc.	30%	10,954	-	-
BPT Ltd.	19%	1,125	-	-
Pocared Ltd.	17%	3,468	-	-
MuseStorm Ltd.	24%	1,000	-	-

(1) On the basis of the outstanding share capital.

(2) Includes loans and convertible notes.

(3) Represents the carrying value and the ownership interest of the investment in Elron's books and Elron's share in the carrying value and ownership interest of the investment in RDC's books.

(4) Includes Convertible Debentures and Options to Convertible Debentures.

(5) Investment by loans.

Corporate Directory

CORPORATE HEADQUARTERS

Elron Electronic Industries Ltd.
3 Azrieli Center
The Triangle Building, 42nd floor
Tel-Aviv 67023, Israel
Tel: +972-3-607-5555
Fax: +972-3-607-5556
Email: elron@elron.net
Website: www.elron.com

TRANSFER AGENT AND REGISTRAR

The American Stock Transfer & Trust Company is the Transfer Agent and Registrar for the Company's common stock and maintains shareholder accounting records. Contact the Transfer Agent regarding questions pertaining to change of address and account names. Shareholders who receive multiple copies of the Company's reports can avoid inconvenience and save the Company the expense of multiple mailing by consolidating their accounts.

Redundant mailing to a single household, where accounts exist in more than one name, may also be eliminated. In their correspondence, the shareholders should state the exact name(s) in which the stock is registered, the certificate number(s), as well as old and new information pertaining to the account.

CONTACT

American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
Tel: +1-718-921-8275

STOCK LISTING

Elron's common stock is traded on the Tel-Aviv Stock Exchange and on the Nasdaq National Market under the symbol ELRN.

GRAPHIC DESIGN AND PRODUCTION

Strudel Design

ILLUSTRATIONS

Boaz Ben Uri

BOARD OF DIRECTORS

Arie Mientkavich, Chairman
Avraham Asheri
Prof. Gabi Barbash
Prof. Yair Be'ery
Ari Bronshtein
Nochi Dankner
Ami Erel
Avraham Fischer
Yaacov Goldman
Shay Livnat
Dori Manor
Arie Ovadia
Tida Shamir
Amos Shapira

OFFICERS

Doron Birger, President & CEO
Rinat Remler, Vice President & CFO
Moshe Fourier, Vice President & CTO
Yair Cohen, Vice President
Assaf Topaz, Vice President
Dr. Zvika Slovin, Vice President Medical & Life Sciences
Donna Gershowitz, General Counsel & Corporate Secretary
Mira Rosenzweig, Director of Finance

INDEPENDENT AUDITORS

Kost Forer Gabbay & Kasierer
(a member firm of Ernst & Young Global)

LEGAL COUNSEL

Gross, Kleinhendler, Hodak, Berkman & Co, Tel-Aviv
Kramer Levin Naftalis & Frankel, LLP New York

INVESTOR RELATIONS

GK Investor Relations
International:
Fiona Darmon
Tel: +1-646-797-2868
Kenny Green
Tel: +1-646-201-9246
Israel:
Nava Ladin
Tel: +972-3-607-4717

Identifying the next technology breakthrough
Building the next global leaders

@ Strudel Design www.s-de.com

ELRON ELECTRONIC INDUSTRIES LTD.

A member of the IDB Holding Group

Elron Electronic Industries Ltd.
3 Azrieli Center
The Triangle Building, 42nd floor
Tel Aviv 67023, Israel
Tel: +972-3-607-5555
Fax: +972-3-607-5556
Email: elron@elron.net
www.elron.com

END